

TIFFANY & CO.

YEAR-END REPORT 2008

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2009

NOTICE OF 2009 ANNUAL MEETING AND PROXY STATEMENT


TIFFANY & CO.

FROM TOP LEFT: TIFFANY CELEBRATION® RINGS, PALOMA PICASSO® SUGAR STACKS RINGS WITH COLORED GEMSTONES, AQUAMARINE AND PLIQUE À JOUR ENAMEL EARRINGS, ELSA PERETTI® BONE CUFF IN 18K GOLD, THE TIFFANY® SETTING ENGAGEMENT RING, TIFFANY METRO PENDANT, TIFFANY SOMERSET™ BRACELET AND RING IN STERLING SILVER WITH DIAMONDS.

TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022

212 755 8000

MICHAEL J. KOWALSKI
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

March 24, 2009

Dear Stockholder:

We invite you to attend the Annual Meeting of Stockholders of Tiffany & Co. on Thursday, May 21, 2009 at 9:00 a.m. in the Cosmopolitan Suite of the Four Seasons Hotel, 57 East 57th Street, New York, NY. *Please note that we have changed the location and time of the meeting from previous years.*

Your participation in the affairs of Tiffany & Co. is important. Therefore, whether or not you plan to attend, please vote your shares as soon as possible by accessing the Internet site to vote electronically, by calling the indicated telephone number or by completing and returning the enclosed proxy card.

Conforming to the practice of many other companies, we are now providing proxy materials in a "notice and access" format by providing this publication on the Internet. This enables us to reduce the costs of paper, printing and postage and, of great importance, to substantially reduce paper usage to benefit our environment. Stockholders desiring a paper report may request one.

The world experienced an economic sea-change in 2008 that profoundly affected Tiffany & Co. and the entire luxury retailing industry. Our sales were diminished across all regions and product categories, and our earnings did not meet the expectations that we established at the start of the year.

Financial and strategic highlights of Fiscal 2008 were:

- Net sales declined 3% to $2.86 billion. Worldwide comparable store sales on a constant-exchange-rate basis declined 9% for the year; on that basis, sales declined 14% in the Americas and 4% in the Asia-Pacific region while increasing 6% in Europe. However, worldwide sales declined to a greater extent in the fourth quarter as economic conditions worsened.

- The sales decrease, combined with a lower operating margin, contributed to a 26% decline in net earnings per diluted share to $1.74 in 2008, compared with $2.34 in 2007. The decline in 2008's earnings also reflected a $98 million, one-time, pre-tax charge related to staff-reduction initiatives. Excluding this charge and other one-time items in 2008 and 2007, net earnings per diluted share declined 6% for the year. See the notes to Item 6. Selected Financial Data for a listing of these one-time items.

- We expanded by opening 22 Company-operated TIFFANY & CO. stores and boutiques, reaching a worldwide total of 206 at year-end. By region, we opened six new stores in the Americas, nine in the

Asia-Pacific region (including three in China) and seven in Europe, where we opened our first stores in Belgium, Ireland and Spain.

- We opened a new, smaller-format store in Glendale, California. Stores with this format will offer a selected product assortment in an innovative store environment. They will provide customers greater convenience in geographically dispersed markets, including those that are now served by full-line stores. These new stores should generate a superior operating margin and return on assets compared to our full-line stores.

- We launched a commerce-enabled website in Australia, which joins our existing sites in the United States, the United Kingdom, Canada and Japan. We also have an informational website in China.

- We issued $100 million of long-term debt to replace debt that was coming due. We also issued an additional $250 million of long-term debt after the close of the year.

- We increased our quarterly dividend by 13% in May, representing the sixth consecutive annual increase.

Details of our financial performance are included within this report.

Economic challenges notwithstanding, we continued an aggressive product development program. In 2008, we introduced a wide range of new designs, including the TIFFANY NOTES and METRO jewelry collections, while expanding our silver and gold charm assortments.

Those and other existing collections were supported by our "Some Style Is Legendary™" marketing campaign. And we were pleased with the ongoing success of our TIFFANY CELEBRATION® ring campaign, inviting every woman to celebrate her life with band rings of perfection, a message that continues to resonate around the globe.

Tiffany and The Swatch Group Ltd. are now prepared for the 2009 launch of new TIFFANY & CO. brand watches. These watches will be manufactured and distributed worldwide by a Swatch-owned company formed through a strategic alliance with Tiffany. This is a long-term venture with the potential to establish Tiffany as a leading brand for luxury watches.

We will not attempt to forecast when external conditions will begin to improve. We are preparing for an extended period of weakened demand for luxury products, and have taken steps to better align our operations with a reduced volume of sales:

- We decreased staffing levels across our Company, accomplishing much of the reduction through a voluntary early-retirement program to eligible U.S. employees. In total, an approximate 10% reduction in worldwide headcount will result in meaningful cost savings in 2009 and beyond.

- We will slow the rate of new store openings to about half of the 2008 pace, which will contribute to a significant decline in our capital expenditures in 2009.

- We have decreased internal production and purchases from outside suppliers to bring inventory in line with reduced demand expectations.

- We decided to close our IRIDESSE stores when agreements are reached with landlords and inventory is liquidated. While we believe that the concept could have been viable under more favorable economic conditions, we determined it was simply not a prudent use of resources in this environment.

Despite the challenges that the present economic crisis presents, I am confident Tiffany will emerge from this experience competitively stronger, leaner and more efficient, and well-positioned to pursue store expansion in the many markets where the TIFFANY & CO. brand is not yet fully developed.

Much about the TIFFANY & CO. brand speaks especially strongly to today's consumers and their evolving attitudes toward luxury. In difficult economic times, consumers spend carefully on things that will last. They focus on just a few good things: jewelry that retains its excitement and is chic; jewelry that does not go out of style in a matter of weeks or months; jewelry that is elegant and understated. Tiffany's jewelry is all of those things.

And because consumers around the world have been shaken by economic events, they are looking for institutions and brands that they can trust, and that they are certain will be there for them in the future. Tiffany is precisely just such a brand. Building upon our core values of excellence in design, materials, craftsmanship and service, we have established a relationship of trust with our customers that has sustained this Company for over 170 years. In these turbulent times, these same lasting values, combined with a much weakened array of competitors, will position us well to further strengthen a brand and a company that is a model of truly long-term, sustainable growth.

As we look at a dramatically changed world, there are a few convenient truths about Tiffany & Co. and our place in the world that bear repeating. Most importantly, in good times and bad, people will continue to seek beauty and joy. And they will continue to celebrate life's important occasions.

We know that beauty enriches life and, in the difficult times ahead, I believe it will be needed and appreciated by our customers more than ever before. There is no jewelry brand in the world that is better able to deliver this to consumers than Tiffany & Co.

Sincerely,

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts, percentages and retail locations)	2008	2007	(Decrease) Increase
Net sales	$ 2,859,997	$ 2,938,771	(3)%
Worldwide comparable store sales (decrease) increase on a constant-exchange-rate basis *	(9)%	7%	
Net earnings from continuing operations	$ 220,022	$ 351,025	(37)%
As a percentage of net sales	7.7%	11.9%	
Net earnings from continuing operations per diluted share	$ 1.74	$ 2.54	(31)%
Net earnings	$ 220,022	$ 323,478	(32)%
As a percentage of net sales	7.7%	11.0%	
Net earnings per diluted share	$ 1.74	$ 2.34	(26)%
Weighted-average number of diluted common shares	126,410	138,140	(8)%
Return on average assets	7.2%	11.0%	
Return on average stockholders' equity	13.3%	18.1%	
Total debt-to-equity ratio	44.6%	26.4%	
Cash flows from operating activities	$ 133,224	$ 391,395	(66)%
Cash dividends paid per share	$ 0.66	$ 0.52	27 %
Company-operated TIFFANY & CO. stores and boutiques	206	184	12 %

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

See Item 6. Selected Financial Data for nonrecurring items that affected 2008 and 2007 net earnings.

Prior year amounts have been revised to reflect a change in inventory accounting from the LIFO method to the average cost method (see Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies).

* See Non-GAAP Measures section in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation of GAAP to non-GAAP measures.

Tiffany & Co. Year-End Report 2008

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2009

Proxy Statement for the 2009 Annual Meeting of Stockholders

Corporate Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	**13-3228013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(212)755-8000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form10-K or any amendment to this Form10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒	Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 31, 2008, the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $4,294,118,626 using the closing sales price on this day of $37.79. See Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

As of March 23, 2009, the registrant had outstanding 123,925,208 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 9, 2009 (Part III).

FORM 10-K

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including documents incorporated herein by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning the Registrant's goals, plans and projections with respect to store openings, sales, retail prices, gross margin, expenses, effective tax rate, net earnings and net earnings per share, inventories, capital expenditures, cash flow and liquidity. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. One can identify these forward-looking statements by the fact that they use words such as "believes," "intends," "plans" and "expects," and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on management's current expectations and involve inherent risks, uncertainties, and assumptions that could cause actual outcomes to differ materially from current expectations. The Registrant has included important factors in the cautionary statements included in this Annual Report, particularly under "Item 1A. Risk Factors," that the Registrant believes could cause actual results to differ materially from any forward-looking statement.

Although the Registrant believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. The Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

a) General history of business.

The Registrant (also referred to as Tiffany & Co. or the "Company") is the parent corporation of Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. The Registrant acquired Tiffany in 1984 and completed the initial public offering of the Registrant's Common Stock in 1987. The Registrant is a holding company and conducts all business through its subsidiary corporations. Through those subsidiaries, the Company sells fine jewelry and other items that it manufactures or has made by others to its specifications.

b) Financial information about industry segments.

Effective with the first quarter of 2008, the Company changed segment reporting to reflect operating results for the following regions: the Americas, Asia-Pacific and Europe. Prior year results have been revised to reflect this change. The Company has expanded its global reach and management has determined that it is more meaningful to assess performance separately for those three distinct regions.

The Registrant's segment information for the fiscal years ended January 31, 2009, 2008 and 2007 is reported in "Item 8. Financial Statements and Supplementary Data – Note Q. Segment Information."

c) Narrative description of business.

As used in this report, the terms "Fiscal 2008," "Fiscal 2007" and "Fiscal 2006" refer to the fiscal years ended on January 31, 2009, 2008 and 2007.

DISTRIBUTION AND MARKETING

Maintenance of the TIFFANY & CO. Brand

The TIFFANY & CO. brand (the "Brand") is the single most important asset of Tiffany and, indirectly, of the Registrant. The strength of the Brand goes beyond trademark rights (see TRADEMARKS below) and is inherent in consumer perceptions of the Brand. Management monitors the strength of the Brand through focus groups and survey research.

Management believes that consumers associate the Brand with high-quality gemstone jewelry, particularly diamond jewelry; excellent customer service; an elegant store and online environment; upscale store locations; "classic" product positioning; distinctive and high-quality packaging materials (most significantly, the TIFFANY & CO. blue box); and sophisticated style and romance.

Tiffany's business plan includes many expenses and strategies to maintain the strength of the Brand. Stores must be staffed with knowledgeable professionals to provide excellent service. Elegant store and online environments increase capital and maintenance costs. Display practices require sufficient store footprints and lease budgets to enable Tiffany to showcase fine jewelry in a retail setting consistent with the Brand's positioning. Stores in the best "high street" and luxury mall locations are more expensive and difficult to secure, but reinforce the Brand's luxury connotations through association with other luxury brands. By the same token, over-proliferation of stores, or stores that are located in second-tier markets, can diminish the strength of the Brand. The classic positioning of Tiffany's product line supports the Brand, but limits the display space that can be afforded to fashion jewelry. Tiffany's packaging practices support consumer expectations with respect to the Brand and are more expensive. Some advertising is done primarily to reinforce the Brand's association with luxury, sophistication, style and romance, while other advertising is primarily intended to increase demand for particular products. Maintaining its position within the high-end of the jewelry market requires Tiffany to invest significantly in diamond and gemstone inventory and accept reduced overall gross margins; it also causes some consumers to view Tiffany as beyond their price range.

All of the foregoing demand that management make tradeoffs between business initiatives that might generate incremental sales and profits and Brand maintenance objectives. This is a dynamic process. To the extent that management deems that product, advertising or distribution initiatives will unduly and negatively affect the strength of the Brand, such initiatives have been and will be curtailed or modified appropriately. At the same time, Brand maintenance suppositions are regularly questioned by management to determine if the tradeoff between sales and profit is truly worth the positive effect on the Brand. At times, management has determined, and will in the future determine, that the strength of the Brand warranted, or that it will permit, more aggressive and profitable distribution and marketing initiatives.

REPORTABLE SEGMENTS

Americas

Retail Sales. Consists of sales transacted in TIFFANY & CO. stores in the U.S. (76), Mexico (6), Canada (2) and Brazil (2).

Internet and Catalog Sales. Tiffany distributes a selection of its products in the U.S. and Canada through its websites at www.tiffany.com and www.tiffany.ca. Tiffany also distributes catalogs of selected merchandise to its proprietary list of customers in the U.S. and to mailing lists rented from third parties. SELECTIONS® catalogs are published four times per year, supplemented by other targeted catalogs.

The following table sets forth certain data with respect to Internet, mail and telephone order operations for the periods indicated:

	2008	2007	2006
Number of names on U.S. Internet and catalog mailing lists at fiscal year-end (consists of U.S. customers who purchased by Internet, mail or telephone prior to the applicable date):	3,854,000	3,593,000	3,188,000
Total U.S. catalog mailings during fiscal year:	18,150,000	19,500,000	21,700,000
Total U.S. Internet, mail or telephone orders received during fiscal year:	667,000	771,000	744,000

Business-to-Business Sales. Business sales executives call on business clients, selling products drawn from the retail product line and items specially developed for the business market, including trophies and items designed for the particular customer. Most of such sales occur in the U.S. Price allowances are given to business account holders for certain purchases. Business customers have typically made purchases for gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through a sales organization, through advertising in newspapers and business periodicals and through the publication of special catalogs. Business account holders may make gift purchases through the Company's website at http://business.tiffany.com.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/South American, Caribbean and Canadian regions. Such sales represented less than 1% of the Registrant's net sales in Fiscal 2008.

Asia-Pacific

Retail Sales. Consists of sales transacted in TIFFANY & CO. locations in Japan (57), China (8), Korea (8), Hong Kong (7), Taiwan (5), Australia (4), Singapore (3), Macau (2) and Malaysia (2).

Business with Department Stores in Japan. In Fiscal 2008, 2007 and 2006, total net sales in Japan of TIFFANY & CO. merchandise represented 19%, 17% and 19% of the Registrant's net sales.

The Registrant does business in Japan through its wholly-owned subsidiary, Tiffany & Co. Japan, Inc. ("Tiffany-Japan"). 79% of Tiffany-Japan's net sales in Fiscal 2008 were transacted in boutiques within Japanese department stores. Tiffany-Japan also operates four freestanding stores outside the scope of its Japanese department store operations. In 2008, Mitsukoshi and Isetan department stores merged to form the company Isetan Mitsukoshi Holdings Ltd. ("Isetan Mitsukoshi"), making it the largest department store group in Japan. The establishment of Isetan Mitsukoshi realigned Japan's department store sector. It is now dominated by four department store groups: Isetan Mitsukoshi; J. Front Retailing Co. (Daimaru and Matsuzakaya department stores); Takashimaya; and Millennium Retailing Co. (Sogo and Seibu department stores).

At the end of Fiscal 2008, Tiffany-Japan was operating TIFFANY & CO. boutiques in locations controlled by the major department store groups as follows: Isetan Mitsukoshi (18), J. Front Retailing Co. (9), Takashimaya (9), and Millennium Retailing Co. (3). Tiffany-Japan was also operating 14 boutiques in stores controlled by other Japanese companies.

With 18 of 53 TIFFANY & CO. department store boutiques, Isetan Mitsukoshi is the single largest department store operator housing TIFFANY & CO. boutiques in Japan. Sales recorded in retail locations operated within Isetan Mitsukoshi accounted for 6%, 6% and 8% of the Registrant's net sales in Fiscal 2008, 2007 and 2006.

Tiffany-Japan and the department store operators have distinct responsibilities and risks in the operation of TIFFANY & CO. boutiques in Japan.

The department store operator:

- provides and maintains boutique facilities;
- assumes retail credit and certain other risks; and
- acts for Tiffany-Japan in the sale of merchandise.

Tiffany-Japan:

- has merchandising, marketing and display responsibilities;

- owns the merchandise;
- establishes retail prices;
- bears the risk of currency fluctuation;
- provides one or more brand managers in each boutique;
- manages inventory;
- controls and funds all advertising and publicity programs with respect to TIFFANY & CO. merchandise; and
- recognizes as revenues the retail price charged to the ultimate consumer.

Tiffany-Japan provides retail staff and bears the risk of inventory loss in concession boutiques (47 locations) and the department store operator provides retail staff and bears the risk of inventory loss in standard boutiques (6 locations).

In return for its services and use of its facilities, the department store operator retains a portion (the basic portion) of net retail sales made in TIFFANY & CO. boutiques. The basic portion varies depending on the type of boutique and the retail price of the merchandise involved, with the fees generally varying from store to store. The highest basic portion available to any department store is 23% and the lowest is 14%.

In recent years, Tiffany-Japan has, with the agreement of the involved department store operators, closed underperforming boutiques and relocated the boutiques to other department store locations in order to improve sales growth and profitability. Management expects to continue to evaluate boutique locations to assess their potential for growth and profitability.

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in Japan and Australia through its websites at www.tiffany.co.jp and www.tiffany.com/au.

Business-to-Business Sales. Consists of products drawn from the retail product line and items specifically developed and sold to business customers.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Asia-Pacific markets, predominantly in the Middle Eastern region. Such sales represented 1% of the Registrant's net sales in Fiscal 2008.

Europe

Retail Sales. Consists of sales transacted in TIFFANY & CO. stores in the United Kingdom (7), Germany (5), Italy (4), France (3), Austria (1), Switzerland (1), Belgium (1), Spain (1) and Ireland (1).

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in England, Wales, Northern Ireland and Scotland through its website at www.tiffany.com/uk.

Business-to-Business Sales. Consists of products drawn from the retail product line and items specifically developed and sold to business customers.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale predominantly in Russia. Such sales represented less than 1% of the Registrant's net sales in Fiscal 2008.

Other

Other sales are those made in all non-reportable segments of the Registrant's business. Sales in Other consist primarily of wholesale sales of diamonds. Other also includes sales made by businesses operated under trademarks or trade names other than TIFFANY & CO., such as IRIDESSE, and earnings received from a licensing agreement with Luxottica Group for the distribution of TIFFANY & CO. brand eyewear. Expected earnings received from a licensing agreement with The Swatch Group Ltd. (the "Swatch Group") for TIFFANY & CO. brand watches will be included in Other when received.

Wholesale Diamond Sales. The Company sells diamonds to third parties that are found to be unsuitable for Tiffany's needs. The Company regularly purchases parcels of rough diamonds for further processing, but not all rough diamonds so purchased are suitable for Tiffany's needs. In addition, not all polished diamonds are suitable for Tiffany jewelry. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Iridesse, Inc. The Company operates a retail subsidiary, under the name Iridesse, Inc. ("Iridesse"), which engages exclusively in the design and retail sale of pearl jewelry in the U.S. At the end of Fiscal 2008, there were 16 IRIDESSE retail stores. In January 2009, management committed to a plan to close all IRIDESSE stores after agreements are reached with landlords and inventory is sold.

Little Switzerland, Inc. In 2007, the Company sold 100% of the stock of Little Switzerland, Inc. ("Little Switzerland") to an unaffiliated third party for net proceeds of $32,870,000, subject to a contractual post-closing balance sheet adjustment. Little Switzerland's results have been reclassified to discontinued operations. The Company agreed to distribute TIFFANY & CO. merchandise for resale in TIFFANY & CO. boutiques maintained in certain LITTLE SWITZERLAND stores post-closing. In 2007, the Company recorded a $54,260,000 pre-tax charge due to the sale of Little Switzerland.

Expansion of Operations

Management regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the Brand, but believes that there are a significant number of locations remaining in the Americas, Asia-Pacific and Europe that meet the requirements of a TIFFANY & CO. location.

In 2008, Tiffany opened a 2,600 gross square foot store in the U.S. that offers a selected product assortment which excludes engagement and high-end jewelry. Management anticipates that Tiffany will open additional locations in this smaller format, while continuing to open full assortment stores as well. The selection allows the store to concentrate higher-margin products in a smaller space. Management believes that this new format will be highly efficient and will give the Company the opportunity to open stores in affluent, albeit smaller, U.S. cities and to better serve larger markets where the Company already operates full assortment stores.

The following chart details the growth in worldwide TIFFANY & CO. retail locations operated by Registrant's subsidiary companies since Fiscal 1993:

	Americas		Asia-Pacific			
End of Fiscal:	U.S.	Canada, Latin/ South Americas	Japan	Other Asia-Pacific	Europe	Total
1993	16	1	37	5	6	65
1994	18	1	37	7	6	69
1995	21	1	38	9	6	75
1996	23	1	39	12	6	81
1997	28	2	42	17	7	96
1998	34	2	44	17	7	104
1999	38	3	44	17	8	110
2000	42	4	44	21	8	119
2001	44	5	47	20	10	126
2002	47	5	48	20	11	131
2003	51	7	50	22	11	141
2004	55	7	53	24	12	151
2005	59	7	50	25	13	154
2006	64	9	52	28	14	167
2007	70	10	53	34	17	184
2008	76	10	57	39	24	206

The Company plans to moderate the rate of store openings, net of store closings, from 22 in 2008 to 13 stores in 2009. Management anticipates opening five stores in the Americas, seven stores in Asia-Pacific and one store in Europe in 2009.

Management also anticipates continued expansion of its Internet, business-to-business and wholesale operations around the world.

Products

The Company's principal product category is jewelry. It also sells timepieces, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and personal accessories.

Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. In Fiscal 2008, 2007 and 2006, approximately 87%, 85% and 85% of the Registrant's net sales were attributable to TIFFANY & CO. brand jewelry. Designs are developed by employees, suppliers, independent designers and independent "name" designers (see "Designer Licenses" below). In Fiscal 2008, 2007 and 2006, the remaining 13%, 15% and 15% of the Registrant's net sales were attributable to TIFFANY & CO. brand non-jewelry merchandise and sales from businesses operated under trademarks or trade names other than TIFFANY & CO.

Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category

2008 Category	% to total Americas Sales	% to total Asia-Pacific Sales	% to total Europe Sales	% to total Reportable Segment Sales
A	26%	30%	25%	27%
B	15%	30%	16%	20%
C	10%	12%	11%	11%
D	34%	20%	40%	30%

2007 Category	% to total Americas Sales	% to total Asia-Pacific Sales	% to total Europe Sales	% to total Reportable Segment Sales
A	29%	30%	28%	29%
B	14%	29%	14%	18%
C	10%	12%	12%	11%
D	32%	21%	37%	29%

2006 Category	% to total Americas Sales	% to total Asia-Pacific Sales	% to total Europe Sales	% to total Reportable Segment Sales
A	28%	29%	29%	28%
B	13%	28%	16%	18%
C	11%	11%	12%	11%
D	32%	23%	33%	30%

A) This category includes most gemstone jewelry and gemstone band rings, other than engagement jewelry. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 10% of pieces. Most items in this category contain diamonds, other gemstones or both. The average price of merchandise sold in 2008, 2007 and 2006 in this category was approximately $3,300, $3,400 and $3,100 for total reportable segments.

B) This category includes diamond rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 3% of pieces. Most sales in this category are of items containing diamonds. The average price of merchandise sold in 2008, 2007 and 2006 in this category was approximately $3,000, $3,000 and $2,500 for total reportable segments.

C) This category generally consists of non-gemstone, gold or platinum jewelry, although small gemstones are used as accents in some pieces. The average price of merchandise sold in 2008, 2007 and 2006 in this category was approximately $700, $700 and $600 for total reportable segments.

D) This category generally consists of non-gemstone, sterling silver jewelry, although small gemstones are used as accents in some pieces. The average price of merchandise sold in 2008, 2007 and 2006 in this category was approximately $200 for total reportable segments in each year.

In addition to jewelry, the Company sells TIFFANY & CO. brand merchandise in the following categories: timepieces and clocks; sterling silver merchandise, including flatware, hollowware (tea and coffee services, bowls, cups and trays), trophies, key holders, picture frames and desk accessories; stainless steel flatware; crystal, glassware, china and other tableware; custom engraved stationery; writing instruments; eyewear and fashion accessories. Fragrance products are sold under the trademarks TIFFANY, PURE TIFFANY and TIFFANY FOR MEN. Tiffany also sells other brands of timepieces and tableware in its U.S. stores. None of these categories individually represents 10% or more of net sales.

ADVERTISING AND PROMOTION

The Registrant regularly advertises, primarily in newspapers and magazines, and periodically conducts product promotional events. In Fiscal 2008, 2007 and 2006, the Registrant spent approximately $189 million (6.6% of net sales), $174 million (5.9% of net sales) and $162 million (6.3% of net sales) on worldwide advertising, which includes costs for media, production, catalogs, promotional events and other related items. Management currently anticipates a decline in advertising spending in 2009.

PUBLIC RELATIONS

Public Relations (promotional) activity is a significant aspect of the Registrant's business. Management believes that Tiffany's image is enhanced by a program of charity sponsorships, grants and merchandise donations. Donations are also made to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations with efforts concentrated in environmental conservation and support for the decorative arts. Tiffany also engages in a program of retail promotions and media activities to maintain consumer awareness of the Company and its products. Each year, Tiffany publishes its well-known *Blue Book* which showcases jewelry and other merchandise. The Registrant considers these and other promotional efforts important in maintaining Tiffany's image.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO.® are the principal trademarks of Tiffany, as well as serving as trade names. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the U.S. and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that its U.S. trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties (often small companies) on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets and the cost of enforcement is expected to continue to rise. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet. As Internet counterfeiting continues to become increasingly prolific, Tiffany has responded by engaging investigators and outside counsel to monitor the Internet and take various actions, including litigating through the Internet's Uniform Dispute Resolution Policy, to stop infringing activity.

In July 2004, Tiffany initiated a civil proceeding against eBay, Inc. in the Federal District Court for the Southern District of New York, alleging direct and contributory trademark infringement, unfair competition, false advertising and trademark dilution. Tiffany sought damages and injunctive relief stemming from eBay's alleged assistance and contribution to the offering for sale, advertising and promotion, in the U.S., of counterfeit TIFFANY jewelry and any other jewelry or merchandise which bears the TIFFANY trademark and is dilutive or confusingly similar to the TIFFANY trademarks. In November 2007, the case was tried as a bench trial and the Court found in favor of eBay. The Company has appealed the decision in the Second Circuit and is awaiting a hearing date.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category in every country of the world; third parties have registered the name TIFFANY in the U.S. in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of food, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of litigation.

DESIGNER LICENSES

Tiffany has been the sole licensee for jewelry designed by Elsa Peretti, Paloma Picasso and Frank Gehry, respectively, since Fiscal 1974, 1980 and 2005.

Ms. Peretti and Ms. Picasso retain ownership of copyrights for their designs and of their trademarks and exercise approval rights with respect to important aspects of the promotion, display, manufacture and merchandising of their designs. Tiffany is required by contract to devote a portion of its advertising budget to the promotion of their respective products; each is paid a royalty by Tiffany for jewelry and other items designed by them and sold under their respective names. Written agreements exist between Ms. Peretti and Tiffany and between Ms. Picasso and Tiffany, but each may be terminated by either party following six months notice to the other party. No arrangements are currently in place to continue the sale of designs following the death or disability of either Ms. Peretti or Ms. Picasso. Tiffany is the sole retail source for merchandise designed by Ms. Peretti worldwide; however, she has reserved by contract the right to appoint other distributors in markets outside the U.S., Canada, Japan, Singapore, Australia, Italy, the U.K., Switzerland and Germany.

The designs of Ms. Peretti accounted for 11%, 11% and 12% of the Company's net sales in Fiscal 2008, 2007 and 2006. Merchandise designed by Ms. Picasso accounted for 3%, 3% and 4% of the Company's net sales in Fiscal 2008, 2007 and 2006. The Gehry collection was made available for retail sale in Fiscal 2006. Merchandise designed by Mr. Gehry accounted for 1% of the Company's net sales in Fiscal 2008, and 2% in 2007 and 2006. The Registrant's operating results could be adversely affected were it to cease to be a licensee of these designers or should its degree of exclusivity in respect of their designs be diminished.

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

The Company's manufacturing facilities produce approximately 55%-60% of Tiffany merchandise sold. The balance, including almost all non-jewelry items, is purchased from third parties.

Tiffany produces jewelry and silver goods in Rhode Island and New York and silver hollowware in New Jersey. Other subsidiaries of the Company process, cut and polish diamonds at facilities outside the U.S.

It is not expected that Tiffany will ever manufacture all of its needs. Factors to be considered in its decision to outsource manufacturing include product quality, gross margin, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

Purchases of Polished Gemstones and Precious Metals. Gemstones and precious metals used in making Tiffany's jewelry are purchased from a variety of sources. Most purchases are from suppliers with which Tiffany enjoys long-standing relationships.

The Company does not enter into long-term supply or requirements arrangements with its polished gemstone and precious metal vendors, but does enter into purchase orders for fixed quantities with nearly all of these vendors. These relationships may be terminated at any time by the Company without penalty; such termination would not discharge the Company's obligations under unfulfilled purchase orders placed prior to the termination.

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 47%, 48% and 46% of Tiffany's net sales in Fiscal 2008, 2007 and 2006. Products containing one or more diamonds of one carat or larger accounted for 10%, 11% and 10% of net sales in each of those years.

Tiffany purchases polished diamonds principally from nine key vendors. Were trade relations between Tiffany and one or more of these vendors to be disrupted, the Company's sales could be adversely affected in the short term until alternative supply arrangements could be established. In the current economic environment of reduced retail and wholesale demand, the world's available diamond supply appears to management to exceed demand, and wholesale prices for all polished diamonds have declined. The potential exists for continued wholesale price declines in polished diamonds in the short term.

Some, but not all, of Tiffany's suppliers are Diamond Trading Company ("DTC") sightholders (see "The DTC" below), and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC. The Company is a DTC sightholder for rough diamonds through its joint ventures (see below).

Except as noted above, Tiffany believes that there are numerous alternative sources for gemstones and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Purchases of Rough Diamonds. The Company has established diamond processing operations that purchase, sort, cut and/or polish rough diamonds for use by Tiffany. The Company now has such operations in Belgium, South Africa, Botswana, Namibia, China, Mauritius and Vietnam. Operations in South Africa, Botswana and Namibia are conducted through joint ventures with third parties.

The Company has invested in the operations in South Africa, Botswana and Namibia in order to increase its opportunity to buy rough "conflict-free" diamonds (see "Conflict Diamonds" below) and may invest in additional opportunities that will potentially lead to additional sources of such diamonds. However, management does not foresee a shortage of conflict-free diamonds in the short term.

In Fiscal 2008, approximately 40% of the polished diamonds acquired by Tiffany for use in jewelry were produced from rough diamonds purchased by the Company. The balance of Tiffany's needs for polished diamonds were purchased from third parties (see above). The Company expects to increase its purchases of rough diamonds in the future. In conducting these activities, it is the Company's intention to supply Tiffany's needs for cut/polished diamonds to as great an extent as possible.

In order to acquire rough diamonds, the Company must purchase mixed assortments of rough diamonds. It is thus necessary to purchase some rough diamonds that cannot be cut to meet Tiffany's quality standards and that must be sold to third parties; such sales have been conducted through the Other non-reportable segment. To make such sales, the Company must charge a market price and is unable to earn any significant profit above its original cost. Sales of rough diamonds in the Other non-reportable segment have had and will continue to have the effect of reducing the Company's overall gross margins.

The Company has a diamond purchase agreement with Harry Winston Diamond Corporation (formerly known as Aber Diamond Corporation) whereby the Company has the obligation to purchase a minimum of $50,000,000 of rough diamonds, subject to availability and the Company's quality standards, per year for a 10-year period ending in 2013. The Company has not entered into long-term supply arrangements with its other significant rough diamond vendors.

The DTC. The supply and price of rough and polished diamonds in the principal world markets have been and continue to be influenced by the DTC, an affiliate of De Beers S.A., the Luxembourg-based holding company of the De Beers Group. Although the role of the DTC has diminished, the DTC will continue to affect traditional channels of supply in the markets for rough and cut diamonds. The DTC continues to supply a significant portion of the world market for rough, gem-quality diamonds, notwithstanding that its historical ability to control worldwide production supplies has been significantly diminished due to changing policies in diamond-producing countries and revised contractual arrangements with other diamond mine operators.

The DTC continues to exert influence on the demand for polished diamonds through advertising and marketing efforts throughout the world and through the requirements it imposes on those who purchase rough diamonds from the DTC ("sightholders").

Worldwide Availability of Diamonds. The availability and price of diamonds to the DTC, Tiffany and Tiffany's suppliers may be, to some extent, dependent on the political situation in diamond-producing countries, the opening of new mines and the continuance of the prevailing supply and marketing arrangements for rough diamonds. As a consequence of changes in the sightholder system and increased demand in the retail diamond trade, diamond prices increased significantly in the years leading up to 2008. During 2008, as global demand for rough diamonds waned, diamond prices began to decrease.

Sustained interruption in the supply of rough diamonds, an overabundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising policies of the DTC and its direct purchasers could affect consumer demand for diamonds.

FORM 10-K

Conflict Diamonds. Increasing media attention has been focused in recent years on the issue of "conflict" diamonds. Conflict diamonds are extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have been made that diamond trading is used as a source of funds to further terrorist activities. Concerned participants in the diamond trade, including Tiffany and non-government organizations, such as the Council for Responsible Jewellery Practices, of which Tiffany is a member, seek to exclude such diamonds, which represent a small fraction of the world's supply, from legitimate trade through an international system of certification and legislation. It is expected that such efforts will not substantially affect the supply of diamonds.

Manufactured Diamonds. Manufactured diamonds have become available in small quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, it is possible that manufactured diamonds may become a factor in the market. Should manufactured diamonds come into the market in significant quantities at prices significantly below those for natural diamonds of comparable quality, the price for natural diamonds may fall unless consumers are willing to pay a premium for natural diamonds. Such a price decline could affect the price that Tiffany is able to obtain for its products. Also, a significant decline in the price of natural diamonds may affect the economics of diamond mining, causing some mining operations to become uneconomic; this, in turn, could lead to shortages in natural diamonds.

Finished Jewelry. Finished jewelry is purchased from approximately 80 manufacturers, most of which have long-standing relationships with Tiffany. However, Tiffany does not enter into long-term supply arrangements with its finished goods vendors. Tiffany does enter into written blanket purchase order agreements with nearly all of its finished goods vendors. These relationships may be terminated at any time by Tiffany without penalty; such termination would not discharge Tiffany's obligations under unfulfilled purchase orders placed prior to termination. The blanket purchase order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods to Tiffany. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements. Tiffany believes that there are alternative sources for most jewelry items; however, due to the craftsmanship involved in certain designs, Tiffany would have difficulty finding readily available alternatives in the short term.

Watches. In 2007, the Company entered into a 20-year license and distribution agreement with The Swatch Group Ltd. for the manufacture and distribution of TIFFANY & CO. brand watches. Under the agreement, the Swatch Group has incorporated a new watchmaking company in Switzerland for the design, engineering, manufacturing, marketing, distribution and service of TIFFANY & CO. brand watches. The new company is authorized to use certain trademarks owned by the Company and operate under the TIFFANY & CO. name. The distribution of TIFFANY & CO. watches will be made through the Swatch Group distribution network via Swatch Group affiliates, Swatch Group retail facilities and third-party distributors as well as through TIFFANY & CO. stores, all of which is expected to commence in 2009. Watch sales by the Company in Fiscal 2008 constituted approximately 2% of net sales.

COMPETITION

Tiffany & Co. encounters significant competition in all product lines. Some competitors specialize in just one area in which Tiffany is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to Tiffany and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion, which has recently increased due to challenging economic conditions and decreased consumer demand. Tiffany competes on the basis of its reputation for high-quality products, brand recognition, customer service and distinctive value-priced merchandise and does not engage in price promotional advertising.

Competition for engagement jewelry sales is particularly and increasingly fierce. Tiffany's price for diamonds reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other quality factors which increase the beauty of Tiffany diamonds, but which also increase Tiffany's cost. Tiffany competes in this market by stressing quality.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2009, the Registrant's subsidiary corporations employed an aggregate of approximately 9,000 full-time and part-time persons. Of those employees, approximately 5,600 are employed in the United States. Approximately 40 of the total number of the Registrant's subsidiary's employees in South Africa are represented by unions and approximately 520 of the total number of Registrant's subsidiary's employees in Vietnam are represented by unions. None of Registrant's unionized employees are employed in the United States. The Registrant believes that relations with its employees and these unions are good.

Subsequent to January 31, 2009, the total number of full-time and part-time persons employed by the Registrant decreased by approximately 10% due to participation in a voluntary early retirement program announced in the third quarter of 2008 and by involuntary terminations.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. You may also obtain copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, free of charge, on the Company's website at http://investor.tiffany.com/financials.cfm.

Item 1A. Risk Factors.

As is the case for any retailer, the Registrant's success in achieving its objectives and expectations is dependent upon general economic conditions, competitive conditions and consumer attitudes. However, certain factors are specific to the Registrant and/or the markets in which it operates. The following "risk factors" are specific to the Registrant; these risk factors affect the likelihood that the Registrant will achieve the financial objectives and expectations communicated by management:

(i) Risk: that challenging global economic conditions and related low levels of consumer confidence continue or worsen over a prolonged period of time and adversely affect the Registrant's sales.

As a retailer of goods which are discretionary purchases, the Registrant's sales results are particularly sensitive to changes in economic conditions and consumer confidence. Consumer confidence is affected by general business conditions; changes in the market value of securities and real estate; inflation; interest rates and the availability of consumer credit; tax rates; and expectations of future economic conditions and employment prospects.

Consumer spending for discretionary goods generally declines during times of falling consumer confidence, which negatively affects the Registrant's earnings because of its cost base and inventory investment.

Many of the Registrant's competitors may continue to react to falling consumer confidence by reducing their retail prices; such reductions and/or inventory liquidations can have a short-term adverse effect on the Company's sales.

In addition, some observers believe that the short-term attractiveness of "luxury" goods may have waned in certain markets, thus reducing demand. This could adversely affect the Registrant's sales and margins.

Uncertainty surrounding the current global economic environment makes it more difficult for the Registrant to forecast operating results. The Registrant's forecasts employ the use of estimates and assumptions. Actual results could differ from forecasts, and those differences could be material.

(ii) Risk: that sales will decline or remain flat in the Registrant's fourth fiscal quarter, which includes the holiday selling season.

The Registrant's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Poor sales results during the Registrant's fourth quarter will have a material adverse effect on the Registrant's sales and profits.

(iii) Risk: that regional instability and conflict will disrupt tourist travel.

Unsettled regional and global conflicts or crises which result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores could adversely affect the Registrant's sales and profits.

(iv) Risk: that foreign currencies will weaken against the U.S. dollar and require the Registrant to raise prices or shrink profit margins in locations outside of the U.S.

The Registrant operates retail stores and boutiques in various countries outside of the U.S. and, as a result, is exposed to market risk from fluctuations in foreign currency exchange rates. The Registrant's sales in those countries represented 46% of its net sales, of which Japan represented 19% of net sales, in Fiscal 2008. A substantial weakening of foreign currencies against the U.S. dollar would require the Registrant to raise its retail prices or reduce its profit margins in various locations outside of the U.S. Consumers in those markets may not accept significant price increases on the Registrant's goods; thus there is a risk that a substantial weakening of foreign currencies will result in reduced sales or profit margins.

(v) Risk: that the Registrant will be unable to continue to offer merchandise designed by Elsa Peretti or Paloma Picasso.

The Registrant's long-standing right to sell the jewelry designs of Elsa Peretti and Paloma Picasso and use their trademarks is responsible for a substantial portion of the Registrant's revenues. Merchandise designed by Ms. Peretti and by Ms. Picasso accounted for 11% and 3% of Fiscal 2008 net sales. Tiffany has exclusive license arrangements with Ms. Peretti and Ms. Picasso; these arrangements are subject to royalty payments as well as other requirements. Each license may be terminated by Tiffany or the designer on six months notice, even in the case where no default has occurred. Also, no agreements have been made for the continued sale of the designs or use of the trademarks ELSA PERETTI or PALOMA PICASSO following the death of either designer. Loss of either license would materially adversely affect the Registrant's business through lost sales and profits.

FORM 10-K

(vi) Risk: that changes in prices of diamonds and precious metals or reduced supply availability might adversely affect the Registrant's ability to produce and sell products at desired profit margins.

Most of the Registrant's jewelry and non-jewelry offerings are made with diamonds, gemstones and/or precious metals. A significant change in the prices of these commodities could adversely affect the Registrant's business, which is vulnerable to the risks inherent in the trade for such commodities. A substantial increase in the price of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could lead to decreased customer demand and lost sales and/or reduced gross profit margins. Conversely, a decrease in the prices of raw materials could have a disruptive effect, negatively or positively, on sales demand and short-term margins.

Acquiring diamonds for the engagement business has, at times, been difficult because of supply limitations; Tiffany may not be able to maintain a comprehensive selection of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers. A substantial increase or decrease in the supply of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could lead to decreased customer demand and lost sales and/or reduced gross profit margins.

If trade relationships between the Registrant and one or more of its significant vendors were disrupted, the Registrant's sales could be adversely affected in the short-term until alternative supply arrangements could be established.

(vii) Risk: that the value of the TIFFANY & CO. trademark will decline due to the sale of counterfeit merchandise by infringers.

The TIFFANY & CO. trademark is an asset which is essential to the competitiveness and success of the Registrant's business and the Registrant takes appropriate action to protect it.

Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, the Registrant's enforcement actions have not stopped the imitation and counterfeit of the Registrant's merchandise or the infringement of the trademark, and counterfeit TIFFANY & CO. goods remain available in many markets. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers, as well as on the Internet. The continued sale of counterfeit merchandise could have an adverse effect on the TIFFANY & CO. brand by undermining Tiffany's reputation for quality goods and making such goods appear less desirable to consumers of luxury goods. Damage to the brand would result in lost sales and profits.

(viii) Risk: that the Registrant will be unable to lease sufficient space for its retail stores in prime locations.

The Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If the Registrant cannot secure and retain locations on suitable terms in prime and desirable luxury shopping locations, its expansion plans, sales and profits will be jeopardized.

In Japan, many of the retail locations are located in department stores. TIFFANY & CO. boutiques located in department stores in Japan represented 79% of net sales in Japan and 15% of consolidated net sales in Fiscal 2008. In recent years, the Japanese department store industry has, in general, suffered declining sales and there is a risk that such financial difficulties will force further consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. boutique, the Registrant's sales and profits would be reduced while alternate premises were being obtained. The Registrant's commercial relationships with department stores in Japan, and their abilities to continue as leading department store operators, have been and will continue to be substantial factors in the Registrant's continued success in Japan.

(ix) Risk: that the Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.

The TIFFANY & CO. brand's association with quality, luxury and exclusivity is integral to the success of the Registrant's business. The Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management support the brand's appeal. Consequently, poor maintenance, promotion and positioning of the TIFFANY & CO. brand, as well as market over-saturation, may adversely affect the business by diminishing the distinctive appeal of the TIFFANY & CO. brand and tarnishing its image. This would result in lower sales and profits.

(x) Risk: that the current volatile global economy may have a material adverse effect on the Registrant's liquidity and capital resources.

U.S. and global credit and equity markets have recently undergone significant disruption, making it difficult for many businesses, including the Registrant, to obtain financing on acceptable terms. A prolonged downturn in the economy, extending further than those included in management's projections, could have an effect on the Registrant's cost of borrowing, could diminish its ability to service or maintain existing financing, and could make it more difficult for the Registrant to obtain additional financing or to refinance existing long-term obligations. In addition, increased disruption in the markets could lead to the failure of financial institutions. If any of the banks participating in the Registrant's revolving credit facility were to declare bankruptcy, the Registrant would no longer have access to those committed funds.

Further deterioration in the stock market could continue to negatively impact the valuation of pension plan assets and result in increased minimum funding requirements.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

The Registrant leases its various store premises (other than the New York Flagship store) under arrangements that generally range from two to 10 years. The following table provides information on the number of locations and square footage of Company-operated TIFFANY & CO. stores and boutiques as of January 31, 2009:

	Total Stores	Total Gross Retail Square Footage	Gross Square Footage Range	Average Gross Square Footage
Americas:				
New York Flagship	1	42,000	42,000	42,000
Other stores	85	558,000	1,000 – 17,600	6,600
Asia-Pacific:				
Tokyo Ginza	1	12,000	12,000	12,000
Other stores	95	230,000	700 – 7,700	2,400
Europe:				
London Old Bond Street	1	22,400	22,400	22,400
Other stores	23	70,600	500 – 7,100	3,100
Total	206	935,000	500 – 42,000	4,500

The Company expects future store openings to be within the current gross square footage ranges for each region.

NEW YORK FLAGSHIP STORE

The Company owns the building housing the Flagship store at 727 Fifth Avenue, which was designed to be a retail store for Tiffany and is believed to be well located for this function. Currently, approximately 42,000 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. Tiffany's New York Flagship store accounts for a significant portion of the Company's net sales and is the focal point for marketing and public relations efforts. Approximately 10% of total Company net sales for Fiscal 2008, 2007 and 2006 were attributable to the New York Flagship store's retail sales.

TOKYO GINZA STORE

In August 2007, the Company sold the land and multi-tenant building housing the TIFFANY & CO. store in Tokyo's Ginza shopping district and leased back only 12,000 gross square feet of the property (the portion that was occupied by Tiffany-Japan immediately prior to the transaction). The lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

LONDON OLD BOND STREET STORE

In October 2007, the Company sold the land and single-tenant building housing the TIFFANY & CO. store on London's Old Bond Street and simultaneously entered into a 15-year lease with two 10-year renewal options. The Company completed a renovation and reconfiguration of the store in Fiscal 2006 which increased its gross square footage from 15,200 to 22,400.

IRIDESSE STORES

In Fiscal 2008, Iridesse leased and operated 16 retail locations in the U.S. totaling approximately 23,000 gross square feet devoted to retail selling and operations. Iridesse retail stores range from approximately 1,200 to 1,700 gross square feet with an average retail store size of approximately 1,400 gross square feet. Iridesse rents its retail store locations under standard shopping mall leases, which may contain minimum rent escalations, for an average term of 10 years. Some Iridesse leases are guaranteed by Tiffany. In January 2009, management committed to a plan to close the Iridesse stores as agreements are reached with landlords and inventory is sold.

FORM 10-K

RETAIL SERVICE CENTER

The Company's Retail Service Center ("RSC"), located in Parsippany, New Jersey, comprises approximately 370,000 square feet. Approximately half of the building is devoted to office and computer operations, and half to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC receives merchandise and replenishes retail stores. In September 2005, Tiffany sold the RSC and entered into a long-term lease which expires in 2025, subject to Tiffany's option to renew for two sequential 10-year periods. The Registrant believes that the RSC has been properly designed to handle worldwide distribution functions and that it is suitable for that purpose.

CUSTOMER FULFILLMENT CENTER

Tiffany is party to a ground lease for the Company's Customer Fulfillment Center ("CFC") in Whippany, New Jersey. The CFC is approximately 266,000 square feet and is primarily used for warehousing merchandise and processing direct-to-customer orders. The lease expires in 2032 and the Company has the right to renew the lease for an additional 20-year term.

MANUFACTURING FACILITIES

Tiffany owns and operates manufacturing facilities in Cumberland, Rhode Island and in Mount Vernon, New York. The facilities total approximately 122,000 square feet and are used for the manufacture of jewelry.

Tiffany is party to a lease for an approximately 44,500 square foot manufacturing facility in Pelham, New York. The lease expires June 30, 2013.

Item 3. Legal Proceedings.

The Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of their intellectual property rights by Tiffany, litigation instituted by persons alleged to have been injured upon premises within the Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of U.S.-based employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, the Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on the Registrant's financial position, earnings or cash flows.

On or about July 1, 2004, both Tiffany and the landlord of Tiffany's Customer Fulfillment Center ("River Park") requested arbitration of the parties' continuing dispute over their respective obligations surrounding completion of River Park's site work (*Tiffany and Company v. River Park Business Center, Inc., American Arbitration Association*). In the arbitration, Tiffany asserts River Park's continuing breach of its obligations to complete Landlord's Work by the close of Fiscal 2001, as originally required under the Ground Lease, and to obtain timely site plan approval from the Township of Hanover. Tiffany seeks damages stemming from River Park's continuous delays in completing its obligations, which damages Tiffany contends are in excess of $1,000,000. In its arbitration complaint, River Park seeks an unspecified amount in damages alleging entitlement to reimbursement of grading costs and excess installation costs of the landfill gas venting system. The arbitration commenced in November 2008. Due to scheduling conflicts, the hearing was adjourned and will resume in mid-April 2009.

See "Item 1. Business" under "TRADEMARKS" for disclosure on *Tiffany and Company v. eBay, Inc.*

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended January 31, 2009.

Executive Officers of the Registrant. See Item 13. Certain Relationships and Related Transactions, and Director Independence for information on the section titled "EXECUTIVE OFFICERS OF THE COMPANY" as incorporated by reference from the Registrant's Proxy Statement dated April 9, 2009.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2008 were:

	High	Low
First Fiscal Quarter	$ 45.69	$ 35.03
Second Fiscal Quarter	$ 49.98	$ 35.44
Third Fiscal Quarter	$ 45.80	$ 21.68
Fourth Fiscal Quarter	$ 28.35	$ 16.75

FORM 10-K

On March 23, 2009, the high and low selling prices quoted on such exchange were $23.40 and $20.76. On March 23, 2009, there were 13,805 holders of record of the Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for Fiscal 2007 were:

	High	Low
First Fiscal Quarter	$ 50.00	$ 39.13
Second Fiscal Quarter	$ 56.79	$ 46.56
Third Fiscal Quarter	$ 57.34	$ 39.53
Fourth Fiscal Quarter	$ 53.66	$ 32.84

It is the Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by the Registrant's Board of Directors. In Fiscal 2008, a dividend of $0.15 per share of Common Stock was paid on April 10, 2008, and a dividend of $0.17 per share of Common Stock was paid on July 10, 2008, October 10, 2008 and January 12, 2009. In Fiscal 2007, a dividend of $0.10 per share of Common Stock was paid on April 10, 2007, a dividend of $0.12 per share of Common Stock was paid on July 10, 2007 and dividends of $0.15 per share of Common Stock were paid on October 10, 2007 and January 10, 2008.

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 11,548,687 shares of the Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's stock repurchases of equity securities in the fourth quarter of Fiscal 2008:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares, (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2008 to November 30, 2008	–	–	–	$402,427,000
December 1, 2008 to December 31, 2008	–	–	–	$402,427,000
January 1, 2009 to January 31, 2009	–	–	–	$402,427,000
TOTAL	–	–	–	$402,427,000

In March 2005, the Company's Board of Directors approved a stock repurchase program ("2005 Program") that authorized the repurchase of up to $400,000,000 of the Company's Common Stock through March 2007 by means of open market or private transactions. In August 2006, the Company's Board of Directors extended the expiration date of the Company's 2005 Program to December 2009, and authorized the repurchase of up to an additional $700,000,000 of the Company's Common Stock. In January 2008, the Company's Board of Directors extended the expiration date of the 2005 Program to January 2011 and authorized the repurchase of up to an additional $500,000,000 of the Company's Common Stock.

During the third quarter of 2008, the Company announced that its Board of Directors had suspended share repurchases, and no repurchases were made during the fourth quarter of 2008 in order to preserve cash. Such suspension continued as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission.

FORM 10-K

Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's consolidated financial statements for fiscal years 2004-2008:

(in thousands, except per share amounts, percentages, ratios, retail locations and employees)	2008	2007	2006	2005	2004
EARNINGS DATA					
Net sales	$ 2,859,997	$ 2,938,771	$ 2,560,734	$ 2,312,792	$ 2,127,559
Gross profit	1,645,420	1,657,265	1,472,820	1,319,100	1,227,281
Selling, general & administrative expenses	1,172,592	1,204,990	1,010,754	920,153	902,042
Net earnings from continuing operations	220,022	351,025	287,663	267,024	323,575
Net earnings	220,022	323,478	272,897	261,396	322,018
Net earnings from continuing operations per diluted share	1.74	2.54	2.04	1.83	2.18
Net earnings per diluted share	1.74	2.34	1.94	1.80	2.17
Weighted-average number of diluted common shares	126,410	138,140	140,841	145,578	148,093
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 3,102,283	$ 3,000,904	$ 2,904,552	$ 2,817,344	$ 2,699,449
Cash and cash equivalents	160,445	246,654	175,008	391,594	186,065
Short-term investments	—	—	15,500	—	139,200
Inventories, net	1,601,236	1,372,397	1,249,613	1,071,374	1,062,568
Short-term borrowings and long-term debt (including current portion)	708,804	453,137	518,462	471,676	430,963
Stockholders' equity	1,588,371	1,716,115	1,863,937	1,870,985	1,734,491
Working capital	1,446,812	1,337,454	1,313,015	1,374,305	1,241,399
Cash flows from operating activities	133,224	391,395	239,036	268,458	144,664
Capital expenditures	154,409	185,608	174,551	148,159	137,059
Stockholders' equity per share	12.83	13.54	13.72	13.13	12.00
Cash dividends paid per share	0.66	0.52	0.38	0.30	0.23
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	57.5%	56.4%	57.5%	57.0%	57.7%
Selling, general & administrative expenses	41.0%	41.0%	39.5%	39.8%	42.4%
Net earnings from continuing operations	7.7%	11.9%	11.2%	11.5%	15.2%
Net earnings	7.7%	11.0%	10.7%	11.3%	15.1%
Capital expenditures	5.4%	6.3%	6.8%	6.4%	6.4%
Return on average assets	7.2%	11.0%	9.5%	9.5%	12.6%
Return on average stockholders' equity	13.3%	18.1%	14.6%	14.5%	20.0%
Total debt-to-equity ratio	44.6%	26.4%	27.8%	25.2%	24.8%
Dividends as a percentage of net earnings	37.4%	21.6%	19.3%	16.4%	10.4%
Company-operated TIFFANY & CO. stores and boutiques	206	184	167	154	151
Number of employees	9,000	8,800	8,700	8,100	7,300

All references to years relate to the fiscal year that ends on January 31 of the following calendar year. All prior year amounts have been revised to reflect a change in inventory accounting from the LIFO method to the average cost method (see "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies").

NOTES TO SELECTED FINANCIAL DATA

Financial information for 2008 includes the following amounts, totaling $121,143,000 of net pre-tax expense ($74,241,000 net after-tax expense, or $0.59 per diluted share after tax):

- $97,839,000 pre-tax expense related to staffing reductions. These actions will result in a reduction of approximately 10% of worldwide staffing;
- $12,373,000 pre-tax impairment charge related to an investment in Target Resources plc;
- $7,549,000 pre-tax charge related to plans to close IRIDESSE stores; and
- $3,382,000 pre-tax charge for the closing of a diamond polishing facility in Yellowknife, Northwest Territories.

Financial information for 2007 includes the following amounts, totaling $41,934,000 of net pre-tax expense ($12,667,000 net after-tax expense, or $0.09 per diluted share after tax):

- $105,051,000 pre-tax gain related to the sale of the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district;
- $10,000,000 pre-tax contribution to The Tiffany & Co. Foundation funded with the proceeds from the Tokyo store transaction;
- $54,260,000 pre-tax expense due to the sale of Little Switzerland, Inc., included within discontinued operations;
- $47,981,000 pre-tax impairment charge on the note receivable from Tahera Diamond Corporation;
- $19,212,000 pre-tax charge related to management's decision to discontinue certain watch models as a result of the Company's agreement with The Swatch Group, Ltd.; and
- $15,532,000 pre-tax charge due to impairment losses associated with the Company's IRIDESSE stores.

Financial information for 2005 includes a $22,588,000 income tax benefit, or $0.16 per diluted share, related to the American Jobs Creation Act of 2004 which created a temporary incentive for U.S. companies to repatriate accumulated foreign earnings.

Financial information for 2004 includes the following amounts totaling $168,597,000 of net pre-tax income ($110,179,000 net after-tax income, or $0.74 per diluted share after tax):

- $193,597,000 pre-tax gain due to the Company's sale of its equity investment in Aber Diamond Corporation; and
- $25,000,000 pre-tax contribution to The Tiffany & Co. Foundation funded with the proceeds from the Aber Diamond Corporation transaction.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

KEY STRATEGIES

The Company's key strategies are:

- To selectively expand its global distribution without compromising the value of the TIFFANY & CO. trademark.

  Management intends to expand distribution by adding stores in both new and existing markets. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the TIFFANY & CO. brand, but believes that there are a significant number of locations remaining worldwide that meet the requirements of a TIFFANY & CO. location.

- To increase store productivity.

  Over the years, the Company has opened smaller size stores which have contributed to higher store productivity. In addition, the Company is focused on growing sales per square foot by increasing consumer traffic and the conversion rate (the percentage of shoppers who actually purchase) through targeted advertising, ongoing sales training and customer-focused initiatives.

- To achieve improved operating margins.

  Management's long-term objective is to improve gross margin (gross profit as a percentage of net sales) through greater product manufacturing/sourcing efficiencies (including increased direct rough-diamond sourcing and internal manufacturing) and increased use of distribution center capacity. Management also intends to improve the ratio of selling, general and administrative expenses to net sales by controlling expenses and enhancing productivity so that sales growth can generate a higher rate of earnings growth.

- To enhance customer awareness.

  The TIFFANY & CO. brand (the "Brand") is the single most important asset of the Company and is inherent in consumer aspirations for the Brand. Management will continue to invest in marketing and public relations programs designed to increase customer awareness of the Brand and will continue to monitor the strength of the Brand through market research.

- To maintain an active product development program.

  The Company continues to invest in product development in order to introduce new collections and add new and innovative products to existing lines.

- To increase its control over product supply through greater direct diamond sourcing and internal jewelry manufacturing.

  The Company's diamond processing operations purchase, sort, cut and/or polish rough diamonds for use in Company merchandise. The Company will continue to seek additional sources of diamonds which, combined with its internal manufacturing operations, are intended to secure adequate product supplies and favorable costs.

- To provide superior customer service.

Maintaining the strength of the Brand requires that the Company make superior customer service a top priority, which it achieves by employing highly qualified sales and customer service professionals and maintaining ongoing training programs.

2008 SUMMARY

- Net sales decreased 3% to $2,859,997,000 for the year ended January 31, 2009. Sales in most markets were affected by the global economic downturn, especially during the fourth quarter.
- Worldwide comparable store sales decreased 9% on a constant-exchange-rate basis (see "Non-GAAP Measures" below). For the full year, comparable TIFFANY & CO. store sales on a constant-exchange-rate basis decreased 14% in the Americas, decreased 4% in Asia-Pacific due to a decline in Japan comparable store sales, and increased 6% in Europe due to growth in most countries. However, comparable store sales slowed substantially in the fourth quarter, declining 31% in the Americas and 13% in Asia-Pacific, while Europe was equal to the prior year.
- The Company opened 22 TIFFANY & CO. retail locations, net of closings, which increased its worldwide store base by 12% and by 9% on a square foot basis.
- Net earnings were $220,022,000, or 32% lower than the prior year, and net earnings per diluted share were $1.74, or 26% lower than the prior year. Included in net earnings were the following items:
    - A pre-tax charge of $97,839,000, or $0.46 per diluted share after tax, resulting from staffing reductions;
    - A $12,373,000 pre-tax impairment charge, or $0.07 per diluted share after tax, for an investment in Target Resources plc, a mining and exploration company;
    - A pre-tax charge of $7,549,000, or $0.04 per diluted share after tax, due to inventory and other charges related to the anticipated closing of the Company's IRIDESSE stores; and
    - A $3,382,000 pre-tax charge, or $0.02 per diluted share after tax, for the closing of a diamond polishing facility in Yellowknife, Northwest Territories.
- The Company secured additional financing in order to refinance certain maturing debt as well as to provide for the Company's long-term working capital needs.
- The Company repurchased 5.4 million shares of its Common Stock. The Company suspended share repurchases during the third quarter of 2008 in order to conserve cash.
- In May 2008, the Company's Board of Directors approved a 13% increase in the quarterly dividend rate.

NON-GAAP MEASURES

The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar.

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Internally, management monitors its sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating international sales into U.S. dollars ("constant-exchange-rate basis"). Management believes this constant-exchange-rate measurement provides a more representative assessment of the sales performance and provides better comparability between reporting periods.

The Company's management does not, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results. The following table reconciles sales percentage increases (decreases) from the GAAP to the non-GAAP basis versus the previous year:

	2008			2007		
	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Net Sales:						
Worldwide	(3)%	1 %	(4)%	15 %	2 %	13 %
Americas	(10)%	—	(10)%	12 %	1 %	11 %
U.S.	(11)%	—	(11)%	10 %	—	10 %
Asia-Pacific	8 %	7 %	1 %	14 %	2 %	12 %
Japan	7 %	14 %	(7)%	1 %	—	1 %
Other Asia-Pacific	10 %	(2)%	12 %	38 %	4 %	34 %
Europe	17 %	(8)%	25 %	31 %	9 %	22 %
Comparable Store Sales:						
Worldwide	(7)%	2 %	(9)%	8 %	1 %	7 %
Americas	(14)%	—	(14)%	8 %	—	8 %
U.S.	(16)%	—	(16)%	7 %	—	7 %
Asia-Pacific	4 %	8 %	(4)%	7 %	2 %	5 %
Japan	4 %	14 %	(10)%	(4)%	1 %	(5)%
Other Asia-Pacific	3 %	(2)%	5 %	31 %	5 %	26 %
Europe	1 %	(5)%	6 %	22 %	9 %	13 %

FORM 10-K

RESULTS OF OPERATIONS

In the first quarter of 2008, the Company changed its method of accounting for inventories held by its U.S. subsidiaries and foreign branches from the last-in, first-out ("LIFO") method to the average cost method. The average cost method is now used worldwide by the Company. All prior periods have been revised. See "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies."

Certain operating data as a percentage of net sales were as follows:

	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	42.5	43.6	42.5
Gross profit	57.5	56.4	57.5
Other operating income	—	3.5	—
Restructuring charges	3.4	—	—
Selling, general and administrative expenses	41.0	41.0	39.5
Earnings from continuing operations	13.1	18.9	18.0
Interest expense, financing costs and other income, net	1.0	0.2	0.4
Earnings from continuing operations before income taxes	12.1	18.7	17.6
Provision for income taxes	4.4	6.8	6.4
Net earnings from continuing operations	7.7	11.9	11.2
Loss from discontinued operations, net of tax	—	(0.9)	(0.5)
Net earnings	7.7%	11.0%	10.7%

FORM 10-K

Net Sales

Effective with the first quarter of 2008, management has changed segment reporting to reflect operating results for the following regions: the Americas, Asia-Pacific and Europe (see "Item 8. Financial Statements and Supplementary Data – Note A. Nature of Business"). Net sales were as follows:

(in thousands)	2008	2007	2006	2008 vs. 2007 % Change	2007 vs. 2006 % Change
Americas	$ 1,586,636	$ 1,759,868	$ 1,577,744	(10)%	12 %
Asia-Pacific	921,988	853,759	748,004	8 %	14 %
Europe	284,630	243,579	185,398	17 %	31 %
Other	66,743	81,565	49,588	(18)%	64 %
	$2,859,997	$2,938,771	$2,560,734	(3)%	15 %

Comparable Store Sales. Reference will be made to comparable store sales below. Comparable store sales include only sales transacted in company-operated stores and boutiques. A store's sales are included in comparable store sales when the store has been open for more than 12 months. In markets other than Japan, sales for relocated stores are included in comparable store sales if the relocation occurs within the same geographical market. In Japan (included in the Asia-Pacific segment), sales for a new store or boutique are not included if the store or boutique was relocated from one department store to another or from a department store to a free-standing location. In all markets, the results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

Americas. The Americas segment includes sales transacted in TIFFANY & CO. stores in the U.S., Canada and Latin/South America, as well as sales of TIFFANY & CO. products in certain of those markets through business-to-business, Internet, catalog and wholesale operations.

The following table presents the Americas and its components as a percentage of worldwide net sales:

	2008	2007	2006
United States			
New York Flagship store	10%	10%	10%
Branch stores	35%	38%	40%
Internet and catalog	5%	6%	7%
Business-to-business	1%	2%	2%
Total United States	51%	56%	59%
Canada and Latin/South America	4%	4%	3%
	55%	60%	62%

Total sales in the Americas decreased $173,232,000, or 10%, in 2008 due to a decline in the number of units sold. This decrease included a 16%, or $220,999,000, decline in U.S. comparable store sales, partly offset by $58,065,000 of sales in U.S. non-comparable stores. The U.S. comparable store sales decline consisted of a 9% decrease in New York Flagship store sales and a 16% decline in comparable branch store sales. During the year, especially in the first half, the New York Flagship store benefited from increased sales to foreign tourists. In 2008, the Company opened six stores in the Americas. Internet and catalog sales in the U.S. decreased $18,655,000, or 10%, in 2008 due to a decrease in the number of orders shipped.

Total sales in the Americas increased $182,124,000, or 12%, in 2007 equally due to an increase in the average sales amount per unit and in the number of units sold. This increase included a 7%, or $94,451,000, sales increase in comparable U.S. retail stores and $51,478,000 of non-comparable U.S. stores. The U.S. comparable store sales increase in 2007 consisted of a 21% increase in New York Flagship store sales and a 4% increase in comparable branch store sales. In 2007, the Company opened eight stores and closed one in the Americas. Internet and catalog sales in the U.S. increased $8,049,000, or 5%, in 2007 due to an increase in the number of orders shipped.

Asia-Pacific. The Asia-Pacific segment includes sales transacted in TIFFANY & CO. stores in that region, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet and wholesale operations. The following table presents Asia-Pacific and its components as a percentage of worldwide net sales:

	2008	2007	2006
Japan	19%	17%	19%
Other Asia-Pacific	13%	12%	10%
	32%	29%	29%

Total sales in Asia-Pacific increased $68,229,000, or 8%, in 2008 due to an increase in the average sales amount per unit. This increase included comparable store sales growth of 4%, or $28,485,000, and non-comparable store sales of $33,178,000. On a constant-exchange-rate basis, Asia-Pacific sales increased 1% in 2008, while comparable store sales decreased 4% due to a 10% decline in Japan partly offset by a 5% increase in other countries. In 2008, the Company opened 10 stores and closed one in Asia-Pacific.

Total sales in Asia-Pacific increased $105,755,000, or 14%, in 2007 due to an increase in the average sales amount per unit. This increase included comparable store sales growth of 7%, or $45,221,000, and non-comparable store sales of $50,633,000. On a constant-exchange-rate basis, Asia-Pacific sales increased 12% in 2007 and comparable store sales increased 5% due to a 26% increase in countries other than Japan, partly offset by a 5% decline in Japan. In 2007, the Company opened 10 stores and closed three in Asia-Pacific.

Europe. The Europe segment includes sales transacted in TIFFANY & CO. stores in that region, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet and wholesale operations. Europe represented 10%, 8% and 7% of worldwide net sales in 2008, 2007 and 2006. The United Kingdom represents approximately half of European sales.

Total sales in Europe increased $41,051,000, or 17%, in 2008 due to an increase in the number of units sold. This increase included non-comparable store sales of $34,910,000. On a constant-exchange-rate basis, sales in Europe increased 25% in 2008 and comparable store sales rose by 6%, reflecting growth in the United Kingdom and most Continental European markets. In 2008, the Company opened seven stores in Europe.

Total sales in Europe in 2007 increased $58,181,000, or 31%, due to an increase in the number of units sold. This increase included comparable store sales growth of 22%, or $32,634,000, and non-comparable store sales of $13,542,000. On a constant-exchange-rate basis, sales in Europe increased 22% in 2007 and comparable store sales rose 13%, reflecting strong growth in all markets. In 2007, the Company opened three stores in Europe.

Other. Other includes all non-reportable segments. Sales in Other consist primarily of wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs. In addition, Other includes worldwide sales made by businesses operated under trademarks or trade names other than TIFFANY & CO., such as IRIDESSE, and earnings received from third-party licensing agreements. In January 2009, management committed to a plan to close IRIDESSE stores as agreements are reached with landlords and as inventory is sold (see "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions").

Other sales declined $14,822,000, or 18%, in 2008 and increased $31,977,000, or 64%, in 2007. The decrease in sales in 2008 was attributed to lower wholesale sales of diamonds that were deemed not suitable for the Company's needs, while the converse occurred in 2007. Wholesale diamond sales were $54,083,000 in 2008, $70,407,000 in 2007 and $39,848,000 in 2006.

Store Data. Gross square footage of Company-operated TIFFANY & CO. stores increased 9% to 935,000 in 2008, following a 9% increase to 860,000 in 2007. Sales per gross square foot generated by those stores were $2,603 in 2008, $2,890 in 2007 and $2,746 in 2006.

Gross Margin

Gross margin (gross profit as a percentage of net sales) improved 1.1 percentage points in 2008 and declined 1.1 percentage points in 2007. The primary components of the net increase in 2008 were: (i) a 0.7 percentage point improvement due to a $19,212,000 pre-tax charge in the prior year related to management's decision to discontinue certain watch models; (ii) a 0.3 percentage point improvement due to decreased low-margin wholesale sales of diamonds; and (iii) the benefit from the Company's precious metals hedging program. The primary components of the net decline in

2007 were: (i) a 0.7 percentage point decline due to the previously-mentioned charge to discontinue certain watch models; (ii) a 0.6 percentage point decline due to increased low-margin wholesale sales of diamonds; which was partially offset by (iii) a 0.2 percentage point improvement due to the leverage effect of fixed product-related costs, which includes costs associated with merchandising and distribution.

The Company adjusts its retail prices from time to time to address specific market conditions, product cost increases and longer-term changes in foreign currencies/U.S. dollar relationships. Among the market conditions that the Company addresses is consumer demand for the product category involved. Consumer demand is influenced by consumer confidence and competitive pricing conditions. Management has made no determination to reduce or increase prices across all merchandise categories or across the jewelry category, but will continue to address product pricing on a case-by-case basis, as it did in 2008 when it reduced prices on diamond engagement rings in the U.S. The Company uses a limited number of derivative instruments to mitigate foreign exchange and precious metal price exposures (see "Item 8. Financial Statements and Supplementary Data – Note J. Financial Instruments").

FORM 10-K

Other Operating Income

In 2007, the Company entered into a sale-leaseback arrangement for the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district. The Company secured a long-term lease and is leasing back the portion of the property that it occupied immediately prior to the transaction. The transaction resulted in a pre-tax gain of $105,051,000 and a deferred gain of $75,244,000, which will be amortized in selling, general and administrative expenses over a 15-year period. The pre-tax gain represents the profit on the sale of the property in excess of the present value of the minimum lease payments. The lease is accounted for as an operating lease. The lease expires in 2032; however, the Company has options to terminate the lease in 2022 and 2027 without penalty.

Restructuring Charges

To address the continuing economic downturn, the Company has implemented various cost reduction initiatives, one of which was a reduction of approximately 10% of the Company's total employee base, primarily in the U.S. The Company believes these reductions more closely align staffing with anticipated sales levels. Associated with this reduction, the Company recorded a pre-tax charge of $97,839,000. This charge included $63,005,000 related to pension and postretirement medical benefits, $33,166,000 related to severance costs and $1,668,000 primarily related to stock-based compensation. See "Item 8. Financial Statements and Supplementary Data – Note D. Restructuring Charges."

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses decreased $32,398,000, or 3%, in 2008 and increased $194,236,000, or 19%, in 2007. SG&A expenses in those years are not comparable due to several nonrecurring charges recorded in those periods.

SG&A expenses in 2008 included the following nonrecurring items:

- $11,062,000 impairment charge on the investment in Target Resources plc (see "Liquidity and Capital Resources" below);

- $3,382,000 charge for the closing of a diamond polishing facility in Yellowknife, Northwest Territories (see "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions"); and

- $1,249,000 charge primarily related to severance costs associated with the closing of IRIDESSE (see "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions").

SG&A expenses in 2007 included the following nonrecurring items:

- $47,981,000 impairment charge on the note receivable from Tahera Diamond Corporation ("Tahera") (see "Liquidity and Capital Resources" below);

- $15,532,000 impairment charge for losses in the IRIDESSE business as a result of lower-than-expected store performance and a related reduction in future cash flow projections; and

- $10,000,000 contribution to The Tiffany & Co. Foundation, a private charitable foundation established by the Company. The contribution was made from proceeds received from the sale-leaseback of the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district.

Excluding the nonrecurring charges noted above, SG&A expenses in 2008 and 2007 would have been $1,156,899,000 and $1,131,477,000. This increase of $25,422,000, or 2%, was primarily due to increased depreciation and occupancy expenses of $22,792,000 and labor and benefits costs of $19,020,000, both of which were largely due to new and existing stores, and marketing expenses of $15,477,000, partly offset by a $37,645,000 decrease in management incentive and stock-based compensation.

Excluding the nonrecurring charges noted above, SG&A expenses increased $120,723,000, or 12%, in 2007 primarily due to increased labor and benefit costs of $42,136,000 and increased depreciation and store occupancy expenses of $37,805,000, both of which were largely due to new and existing stores, as well as an increase of $12,287,000 in marketing expenses.

The Company's SG&A expenses are largely fixed in nature. Variable costs (which include items such as variable store rent, sales commissions and fees paid to credit card companies) represent approximately one-fifth of total SG&A expenses.

Earnings from Continuing Operations

(in thousands)	2008	% of Sales*	2007	% of Sales*	2006	% of Sales*
Earnings (losses) from continuing operations:						
Americas	$ 317,964	20.0 %	$ 395,011	22.4 %	$ 342,877	21.7 %
Asia-Pacific	233,958	25.4 %	227,117	26.6 %	211,568	28.3 %
Europe	58,725	20.6 %	57,385	23.6 %	31,964	17.2 %
Other	(24,868)	(37.3)%	(33,038)	(40.5)%	(14,379)	(29.0)%
	585,779		646,475		572,030	
Unallocated corporate expenses	(101,889)	(3.6)%	(127,007)	(4.3)%	(109,964)	(4.3)%
Restructuring charges	(97,839)		—		—	
Other operating income	—		105,051		—	
Other operating expenses	(11,062)		(67,193)		—	
Earnings from continuing operations	$ 374,989		$ 557,326		$ 462,066	

*Percentages represent earnings (losses) from continuing operations as a percentage of each segment's net sales.

Earnings from continuing operations decreased 33% in 2008. On a segment basis, the ratio of earnings (losses) from continuing operations to each segment's net sales in 2008 compared with 2007 was as follows:

- Americas – the ratio decreased 2.4 percentage points. While there was a decline in SG&A expenses tied to reduced management incentive compensation, overall profitability declined due to the sales shortfall;
- Asia-Pacific – the ratio decreased 1.2 percentage points primarily due to a decline in gross margin due to a shift in product sales mix and increased operating expenses related to new store openings;
- Europe – the ratio decreased 3.0 percentage points primarily due to increased operating expenses related to new store openings; and
- Other – the ratio improved 3.2 percentage points. 2008 results include a $7,549,000 pre-tax charge related to the Company's plans to close IRIDESSE; see "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions" for further details. 2007 results include the $15,532,000 impairment charge associated with the IRIDESSE business. See "Selling, General and Administrative Expenses" above for further details. Excluding the charges noted, total losses, primarily associated with the IRIDESSE business, in 2008 approximated losses in 2007.

Earnings from continuing operations rose 21% in 2007. On a segment basis, the ratio of earnings (losses) from continuing operations to each segment's net sales in 2007 compared with 2006 was as follows:

- Americas – the ratio increased 0.7 percentage point primarily due to the leverage effect of sales growth on operating expenses;
- Asia-Pacific – the ratio decreased 1.7 percentage points primarily due to a decline in gross margin in Japan due to changes in product sales mix;

- Europe – the ratio increased 6.4 percentage points primarily due to the leverage effect of sales growth on operating expenses and a change in product sales mix; and
- Other – the loss ratio increased 11.5 percentage points, which was more than entirely driven by the previously-mentioned impairment charge associated with the IRIDESSE business.

Unallocated corporate expenses include costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for information technology, finance, legal and human resources. Unallocated corporate expenses in 2007 include a $10,000,000 contribution to The Tiffany & Co. Foundation.

Restructuring charges represents a $97,839,000 pre-tax charge associated with the Company's staffing reduction initiatives. See "Item 8. Financial Statements and Supplementary Data – Note D. Restructuring Charges" for further information.

Other operating income in 2007 represents the $105,051,000 pre-tax gain on the sale-leaseback of the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district.

Other operating expenses in 2008 represent a pre-tax impairment charge related to the Company's investment in Target Resources plc. See "Liquidity and Capital Resources" below for further details. Other operating expenses in 2007 include the $47,981,000 impairment charge on the note receivable from Tahera (see "Liquidity and Capital Resources" below for further information) and the $19,212,000 pre-tax charge related to management's decision to discontinue certain watch models (see "Item 8. Financial Statements and Supplementary Data – Note F. Inventories" for further details).

Interest Expense and Financing Costs

Interest expense increased $4,267,000 in 2008 primarily due to increased borrowings. Interest expense decreased $1,345,000 in 2007 primarily due to reduced borrowings under the revolving credit facility and repayments of long-term debt obligations.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions, and minority interest income/expense. Other income, net decreased $16,516,000 in 2008 primarily due to (i) a $5,673,000 change in foreign currency gains/losses associated with the settlement of foreign payables, (ii) a $4,300,000 charge related to the unrealized gains and interest receivable associated with interest rate swaps that the Company determined were impaired (see "Item 8. Financial Statements and Supplementary Data - Note J. Financial Instruments") and (iii) a decline in interest income. Other income, net increased $1,012,000 in 2007.

Provision for Income Taxes

The effective income tax rate was 36.4% in 2008, compared with 36.1% in 2007 and 36.3% in 2006.

Loss from Discontinued Operations, Net of Tax

The Company sold Little Switzerland, Inc. in 2007 and recorded in discontinued operations a $54,260,000 pre-tax impairment charge ($22,602,000 after tax) due to the sale. The loss from discontinued operations in 2006 included a pre-tax charge of $6,893,000 related to the impairment of goodwill for the Little Switzerland business as a result of store performance and cash flow projections. See "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions."

2009 Outlook

The turmoil in the current retail environment has made it more difficult to predict with certainty when the global economy will stabilize and recover or when consumer sentiment with respect to jewelry purchases will improve. In order to plan the Company's expenditures, management's financial performance objectives are based on the following assumptions, which may or may not prove valid, and which should be read in conjunction with "Item 1A. Risk Factors" on page K-16:

- A net sales decline of approximately 11% composed of (i) a mid-teens percentage decrease in the Americas (greater in the first half of the year); (ii) a mid single-digit percentage decrease in Asia-Pacific; (iii) a high single-digit percentage decrease in Europe; and (iv) a 20% decrease in Other sales.
  - The Company's worldwide expansion strategy is to continue to open Company-operated TIFFANY & CO. stores and boutiques annually. The Company has moderated the rate of anticipated store openings in 2009 to five in the Americas, seven in Asia-Pacific and one in Europe.
- A decline in operating margin compared against the prior year (when excluding the nonrecurring items in 2008 listed in the notes to Item 6. Selected Financial Data) based upon an expected decline in gross margin and an increase in the ratio of SG&A expenses to net sales.
  - This forecast includes (i) savings of $60,000,000 resulting from the staff reduction initiatives taken at the end of 2008; (ii) reduced marketing spending; and (iii) variable and other fixed cost savings.
- Other expenses, net of approximately $50,000,000, which represents an increase from the prior year due to higher interest expense as a result of recent debt issuances.
- An effective tax rate of 37%.
- Net earnings from continuing operations per diluted share of $1.50 – $1.60.
- Net inventories declining by a single-digit percentage.
- Capital expenditures of $100,000,000.

LIQUIDITY AND CAPITAL RESOURCES

The global credit and equity markets have also undergone significant disruption, making it difficult for many businesses to obtain financing on favorable terms. To that end, the Company has taken steps to address these new challenges. First, as noted in the 2009 Outlook section above, the Company has implemented cost reduction initiatives to better align the Company's expenses with the expected sales decline. Secondly, the Company secured $350,000,000 of long-term debt, which included $250,000,000 entered into in February 2009 (see "Recent Borrowings and Contractual Cash Obligations and Commercial Commitments" below) to: (i) refinance debt obligations that have come due or are expected to mature over the next year; (ii) use the funds for general corporate purposes; and (iii) provide for financial flexibility in the event that disruptions in the economy or credit markets continue or worsen.

The Company is party to a multibank, multicurrency, committed $450,000,000 unsecured revolving credit facility ("Credit Facility"), and has the option to increase the committed amount to $500,000,000. The Credit Facility is intended for working capital and other corporate purposes. There was $140,834,000 outstanding under the Credit Facility at January 31, 2009. The Credit Facility expires in July 2010 and the Company intends to renew the facility.

Management believes that the additional sources of funding that the Company recently secured, cash on hand, internally-generated cash flows and the funds available under its revolving Credit Facility are sufficient to support the Company's planned worldwide business expansion, debt service, capital expenditures, working capital needs and dividends for the foreseeable future. Based on the Company's business plan for 2009, management expects the Company to generate free cash flow (cash flow from operating activities minus capital expenditures) in excess of $400,000,000.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	2008	2007	2006
Net cash provided by (used in):			
Operating activities	$ 133,224	$ 391,395	$ 239,036
Investing activities	(161,690)	335,170	(197,137)
Financing activities	(39,708)	(664,408)	(248,871)
Effect of exchange rates on cash and cash equivalents	(18,035)	15,610	3,162
Net cash used in discontinued operations	—	(7,616)	(13,296)
Net (decrease) increase in cash and cash equivalents	$ (86,209)	$ 70,151	$ (217,106)

Operating Activities

The Company had net cash inflows from operating activities of $133,224,000 in 2008, $391,395,000 in 2007 and $239,036,000 in 2006. The decrease in 2008 from 2007 primarily resulted from increased income tax payments largely associated with the sale-leasebacks of TIFFANY & CO. stores in Tokyo's Ginza shopping district and on London's Old Bond Street and increased inventory purchases. The increase in 2007 from 2006 primarily resulted from increased net earnings from continuing operations and smaller growth in inventories. Taxes payable also increased in 2007 due to the increase in net earnings.

Working Capital. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $1,446,812,000 and 3.4 at January 31, 2009, compared with $1,337,454,000 and 3.3 at January 31, 2008.

Accounts receivable, less allowances, at January 31, 2009 were 15% lower than at January 31, 2008 primarily due to a decline in sales. Changes in foreign currency exchange rates had an insignificant effect on the change in accounts receivable. On a 12-month rolling basis, accounts receivable turnover was 17 times in 2008 and 18 times in 2007.

Inventories, net at January 31, 2009 were 17% above January 31, 2008 reflecting weaker sales trends particularly in the fourth quarter. Combined raw material and work-in-process inventories increased 13% which also reflected expanded diamond sourcing operations, as well as higher gemstone costs. Finished goods inventories increased 18% which also reflected store openings, increased product costs and broadened product assortments. Changes in foreign currency exchange rates had an insignificant effect on the change in inventories, net.

Investing Activities

The Company had a net cash outflow from investing activities of $161,690,000 in 2008, a net cash inflow of $335,170,000 in 2007 and a net cash outflow of $197,137,000 in 2006. Investing activities in 2007 included proceeds from the sale of assets.

FORM 10-K

Proceeds from Sale of Assets. In 2007, the Company received total proceeds of $509,035,000 which consisted of the following transactions:

- A sale-leaseback arrangement for the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district. The Company received proceeds of $327,537,000 (¥38,050,000,000) (see "Other Operating Income" above for more information).

- A sale-leaseback arrangement for the building housing a TIFFANY & CO. store on London's Old Bond Street. Following the renovation of the store, the Company secured a long-term lease. The Company sold the building for proceeds of $148,628,000 (£73,000,000) and simultaneously entered into a 15-year lease with two 10-year renewal options. The transaction resulted in a deferred gain of $63,961,000, which will be amortized in SG&A expenses over a 15-year period. The Company continues to occupy the entire building and the lease is accounted for as an operating lease.

- Net proceeds of $32,870,000 associated with the sale of Little Switzerland.

Capital Expenditures. Capital expenditures were $154,409,000 in 2008, $185,608,000 in 2007 and $174,551,000 in 2006, representing 5%, 6% and 7% of net sales in those respective years. In all three years, expenditures were primarily related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems.

Marketable Securities. The Company invests excess cash in short-term investments and marketable securities. The Company had (net purchases of) or net proceeds from investments in marketable securities and short-term investments of ($1,543,000), $13,182,000 and ($13,063,000) during 2008, 2007 and 2006.

Financing Activities

The Company had net cash outflows from financing activities of $39,708,000 in 2008, $664,408,000 in 2007 and $248,871,000 in 2006, largely reflecting share repurchase activity.

Dividends. Cash dividends on the Company's Common Stock have been increased for six consecutive years, and twice in 2007. The Company's Board of Directors declared quarterly dividends which totaled $0.66, $0.52 and $0.38 per common share in 2008, 2007 and 2006. Cash dividends paid were $82,258,000 in 2008, $69,921,000 in 2007 and $52,611,000 in 2006. The dividend payout ratio (dividends as a percentage of net earnings) was 37% in 2008, 22% in 2007 and 19% in 2006.

Stock Repurchases. In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price, cash availability forecasts and other market conditions.

The Company's stock repurchase activity was as follows:

(in thousands, except per share amounts)	2008	2007	2006
Cost of repurchases	$ 218,379	$ 574,608	$ 281,176
Shares repurchased and retired	5,375	12,374	8,149
Average cost per share	$ 40.63	$ 46.44	$ 34.50

At January 31, 2009, there remained $402,427,000 of authorization for future repurchases.

At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flow and capital requirements. The Company suspended share repurchases during the third quarter of 2008 in order to conserve cash.

Recent Borrowings. In October 2008, the Company entered into a short-term unsecured facility agreement for ¥6,500,000,000 ($66,001,000 at issuance) due March 2009. In December 2008, the Company repaid ¥2,300,000,000 ($25,473,000 at repayment). ¥4,200,000,000 ($46,721,000) remains outstanding at January 31, 2009. The facility was used for working capital and general corporate purposes. The weighted-average interest rate at January 31, 2009 was 1.90%.

In November 2008, the Company entered into a short-term note agreement for $50,000,000 due March 2009, bearing interest at a rate of 4.50% payable monthly in arrears. These funds were used for working capital and general corporate purposes.

In December 2008, the Company entered into a long-term note agreement for $100,000,000 due December 2015, bearing interest at a rate of 9.05%. The proceeds will be used to refinance existing indebtedness and for general corporate purposes.

In 2008, the Company repaid $60,000,000 of its 6.90% Series A Senior Notes and $13,483,000 of certain outstanding term loans.

The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 45% and 26% at January 31, 2009 and 2008. The increase in the ratio as of January 31, 2009 largely reflects substantial share repurchase activity during the first three quarters of 2008 and increased borrowings.

At January 31, 2009, the Company was in compliance with all debt covenants.

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2009:

(in thousands)	Total	2009	2010-2011	2012-2013	Thereafter
Unrecorded contractual obligations:					
Operating leases	$ 987,837	$ 120,210	$ 210,098	$ 168,728	$ 488,801
Inventory purchase obligations	300,580	96,580	104,000	100,000	—
Interest on debt [a]	93,991	22,879	33,698	20,068	17,346
Construction-in-progress	14,868	14,868	—	—	—
Non-inventory purchase obligations	6,257	6,257	—	—	—
Other contractual obligations [b]	13,382	10,733	1,548	1,082	19
Recorded contractual obligations:					
Short-term borrowings	242,966	242,966	—	—	—
Long-term debt	465,838	40,426	262,480	62,932	100,000
	$2,125,719	$ 554,919	$ 611,824	$ 352,810	$ 606,166

a) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs. Variable-rate interest payments were estimated based on rates at January 31, 2009. Actual payments will differ based on changes in interest rates.

b) Other contractual obligations consist primarily of royalty commitments.

FORM 10-K

The summary above does not include the following items:

- $250,000,000 of long-term debt due in 2017 and 2019 and associated interest payments which was entered into subsequent to January 31, 2009 (see "Item 8. Financial Statements and Supplementary Data – Note S. Subsequent Event").

- Cash contributions to the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $30,000,000 to the pension plan in 2009. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. The Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $2,416,000 in 2009.

- Unrecognized tax benefits at January 31, 2009 of $48,016,000 and accrued interest and penalties of $6,464,000. The final outcome of tax uncertainties is dependent upon various matters including tax examinations, interpretation of the applicable tax laws or expiration of statutes of limitations. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Ongoing audits are in various stages of completion and, while the Company does not anticipate any material changes in unrecognized income tax benefits over the next 12 months, future developments in the audit process may result in a change in these assessments.

The following is a summary of the Company's outstanding borrowings and available capacity under the Credit Facility and other lines of credit at January 31, 2009:

(in thousands)	Total Capacity	Borrowings Outstanding	Available Capacity
Credit Facility*	$ 450,000	$ 140,834	$ 309,166
Other lines of credit	15,499	5,411	10,088
	$ 465,499	$ 146,245	$ 319,254

*This facility matures in July 2010 and the capacity may be increased to $500,000,000.

In addition, the Company had letters of credit and financial guarantees of $16,389,000 at January 31, 2009, of which $15,627,000 expires within one year.

The Company invested $12,533,000 in Target Resources plc ("Target"), a mining and exploration company operating in Sierra Leone, consisting primarily of common stock, notes receivable and prepaid inventory. In addition, the Company entered into an agreement with Target to purchase, market and sell all diamonds extracted, produced or otherwise recovered from mining operations controlled by Target or its affiliates. As of January 31, 2009, all commitments associated with these investments were fully funded and no further amounts remain available to Target. In recent months, Target has been experiencing operational and financial difficulties in meeting its forecasts, and the current global economic conditions, specifically in the fourth quarter, have caused rough diamond prices to decline sharply which has also negatively affected Target's financial results. As a result of these events, management believes there is uncertainty in Target's ability to meet its future financial projections and, therefore, determined that the recoverability of the Company's investments is not probable. During the fourth quarter of 2008, the Company recorded impairment charges of $11,062,000 within SG&A expenses and $1,311,000 in other income, net in the consolidated statement of earnings.

The Company was party to a CDN$35,000,000 ($35,423,000 at January 31, 2008) credit facility and a CDN$8,000,000 ($8,097,000 at January 31, 2008) working capital loan commitment (collectively the "Commitment") to Tahera, a Canadian diamond mining and exploration company. In consideration of the Commitment, the Company was granted the right to purchase or market all diamonds mined at the Jericho mine. This mine had been developed and constructed by Tahera in Nunavut, Canada (the "Project"). Indebtedness under the Commitment is secured by certain assets of the Project. Although the Project had been operational, Tahera continued to experience financial losses as a result of production problems, appreciation of the Canadian dollar versus the U.S. dollar, the rise of oil prices and other costs relative to declining diamond prices. Due to the financial difficulties, in January 2008, Tahera filed for protection from creditors pursuant to the provisions of the Companies' Creditors Arrangement Act ("CCAA") in Canada and had to cease operations of the Project. The Company considered the value of the assets of the Project that secured the Commitment and determined that the assets were closely associated with the underlying Project and, therefore, in order to retain their value, the assets must be part of a fully operational mine. As a result, in the fourth quarter of 2007, the Company's management determined that collectibility of the outstanding Commitment and realization upon the liens securing the Commitment was not probable. Therefore, in 2007, the Company recorded an impairment charge of $47,981,000, within SG&A expenses, for the full amount outstanding including accrued interest under the Commitment. Further, during the fourth quarter of 2008, the Commitment and the liens were assigned for a nominal value to an unrelated third party in exchange for the right to participate in future profits, if any, derived from the exploitation of the assets. These events will not have a material impact on the Company's future operations, as the Tahera mine was never a significant source of rough diamonds for the Company.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and approximately one-half of annual net earnings. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates, and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. The Company has not made any material changes in the accounting methodology used to establish its reserve for discontinued and slow-moving products during the past three years. At January 31, 2009, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $4,396,000 in inventory and cost of sales. The Company's inventories are valued using the average cost method. Fluctuation in inventory levels, along with the costs of raw materials, could affect the carrying value of the Company's inventory.

Long-lived assets. The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded impairment charges of $15,532,000 in 2007 and did not record any material impairment charges in 2008 or 2006 (see "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies").

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. The evaluation, based upon discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. The Company recorded impairment charges of $6,893,000 in 2006 within loss from discontinued operations (see "Item 8. Financial Statements and Supplementary Data – Note C. Dispositions"). The 2008 and 2007 evaluations resulted in no impairment charges.

Income taxes. The Company is subject to income taxes in both the U.S. and foreign jurisdictions. The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's global operations. Significant judgments and estimates are required in determining the consolidated income tax expense. The Company's income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflects management's best assessment of estimated future taxes to be paid.

Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves.

In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, management considers all available evidence. The Company records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used a discount rate of 6.50% to determine its 2008 pension and postretirement expense for all U.S. plans. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2008 pension and postretirement expenses by $2,477,000 and $355,000. A decrease of 0.5% in the discount rate would have increased the 2008 pension and postretirement expenses by $3,927,000 and $223,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) an analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2008 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2008 pension expense by $1,044,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, a 9.00% annual rate of increase in the per capita cost of covered health care was assumed for 2009. The rate was assumed to decrease gradually to 5.00% by 2016 and remain at that level thereafter. A one-percentage-point change in the assumed health-care cost trend rate would not have a significant effect on the aggregate service and interest cost components of the 2008 postretirement expense.

NEW ACCOUNTING STANDARDS

See "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies."

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and precious metal prices, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

The Company uses yen put options to minimize the potential effect of a weakening Japanese yen on U.S. dollar-denominated transactions over a maximum term of 12 months. The fair value of yen put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of an option's expiration is stronger than the contracted exchange rate, the Company allows the option to expire, limiting its loss to the cost of the option contract. The cost of outstanding option contracts at January 31, 2009 and 2008 was $3,320,000 and $3,369,000. At January 31, 2009 and 2008, the fair value of outstanding yen put options was $920,000 and $863,000. The fair value of the options was primarily determined using quoted market prices for these instruments. At January 31, 2009 and 2008, a 10% appreciation in yen exchange rates (i.e. a strengthening yen) from the prevailing market rates would have resulted in a fair value of $473,000 and $230,000. At January 31, 2009 and 2008, a 10% depreciation in yen exchange rates (i.e. a weakening yen) from the prevailing market rates would have resulted in a fair value of $4,622,000 and $7,786,000.

The Company also uses foreign exchange forward contracts to protect against changes in local currencies. Gains or losses on these forward contracts substantially offset losses or gains on the assets, liabilities and transactions being hedged. The maximum term of the outstanding forward contracts as of January 31, 2009 was six months. The fair value was primarily determined using quoted market prices for these instruments. At January 31, 2009, the fair value of the Company's outstanding foreign exchange forward contracts was $3,938,000. At January 31, 2009, a 10% appreciation in the hedged foreign exchange rates (i.e. strengthening foreign currencies) from the prevailing market rates would have resulted in a fair value of ($5,111,000). At January 31, 2009, a 10% depreciation in the hedged foreign exchange rates (i.e. weakening foreign currencies) from the prevailing market rates would have resulted in a fair value of $5,323,000. The fair value of the outstanding foreign exchange forward contracts at January 31, 2008 was not significant.

Precious Metal Price Risk

The Company uses a combination of call and put option contracts in net-zero-cost collar arrangements ("collars") as hedges of a portion of forecasted purchases of platinum and silver for internal manufacturing. If the price of the precious metal at the time of the expiration of the collar is within the call and put price, the collar would expire at no cost to the Company. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. The fair value was primarily determined using quoted market prices for these instruments. The fair value of the outstanding collars was ($6,637,000) and $6,435,000 at January 31, 2009 and 2008. In 2008, the Company experienced an unrealized loss on its hedging instruments due to sharp declines in the price of precious metals subsequent to the period in which the collars were entered into. At January 31, 2009 and 2008, a 10% appreciation in precious metal prices from the prevailing market rates would have resulted in a fair value of ($4,964,000) and $11,000,000. At January 31, 2009 and 2008, a 10% depreciation in precious metal prices from the prevailing market rates would have resulted in a fair value of ($7,379,000) and $2,954,000.

FORM 10-K

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tiffany & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive earnings, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note B to the consolidated financial statements, the Company changed the manner in which it accounts for inventories in 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 30, 2009

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 160,445	$ 246,654
Accounts receivable, less allowances of $9,934 and $9,712	164,447	193,974
Inventories, net	1,601,236	1,372,397
Deferred income taxes	13,640	20,218
Prepaid expenses and other current assets	108,966	89,072
Total current assets	2,048,734	1,922,315
Property, plant and equipment, net	741,048	748,210
Deferred income taxes	166,517	158,579
Other assets, net	145,984	171,800
	$ 3,102,283	$ 3,000,904
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 242,966	$ 44,032
Current portion of long-term debt	40,426	65,640
Accounts payable and accrued liabilities	223,566	203,622
Income taxes payable	27,653	203,611
Merchandise and other customer credits	67,311	67,956
Total current liabilities	601,922	584,861
Long-term debt	425,412	343,465
Pension/postretirement benefit obligations	200,603	79,254
Deferred gains on sale-leasebacks	133,641	145,599
Other long-term liabilities	152,334	131,610
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	–	–
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 123,844 and 126,753	1,238	1,268
Additional paid-in capital	687,267	632,671
Retained earnings	971,299	1,037,663
Accumulated other comprehensive (loss) gain, net of tax:		
Foreign currency translation adjustments	(26,238)	42,117
Deferred hedging (loss) gain	(8,984)	889
Unrealized loss on marketable securities	(6,140)	(621)
Net unrealized (loss) gain on benefit plans	(30,071)	2,128
Total stockholders' equity	1,588,371	1,716,115
	$ 3,102,283	$ 3,000,904

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2009	2008	2007
Net sales	$ 2,859,997	$ 2,938,771	$ 2,560,734
Cost of sales	1,214,577	1,281,506	1,087,914
Gross profit	1,645,420	1,657,265	1,472,820
Other operating income	—	105,051	—
Restructuring charges	97,839	—	—
Selling, general and administrative expenses	1,172,592	1,204,990	1,010,754
Earnings from continuing operations	374,989	557,326	462,066
Interest expense and financing costs	28,991	24,724	26,069
Other income, net	77	16,593	15,581
Earnings from continuing operations before income taxes	346,075	549,195	451,578
Provision for income taxes	126,053	198,170	163,915
Net earnings from continuing operations	220,022	351,025	287,663
Loss from discontinued operations, net of tax	—	(27,547)	(14,766)
Net earnings	$ 220,022	$ 323,478	$ 272,897
Earnings per share:			
Basic			
Net earnings from continuing operations	$ 1.76	$ 2.61	$ 2.08
Net loss from discontinued operations	—	(0.21)	(0.11)
Net earnings	$ 1.76	$ 2.40	$ 1.97
Diluted			
Net earnings from continuing operations	$ 1.74	$ 2.54	$ 2.04
Net loss from discontinued operations	—	(0.20)	(0.10)
Net earnings	$ 1.74	$ 2.34	$ 1.94
Weighted-average number of common shares:			
Basic	124,734	134,748	138,362
Diluted	126,410	138,140	140,841

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital
Balances, January 31, 2006	$ 1,870,985	$ 1,371,393	$ 9,207	142,509	$ 1,425	$ 488,960
Exercise of stock options and vesting of restricted stock units ("RSUs")	21,689	–	–	1,394	13	21,676
Tax benefit from exercise of stock options and vesting of RSUs	5,927	–	–	–	–	5,927
Share-based compensation expense	33,473	–	–	–	–	33,473
Issuance of Common Stock under Employee Profit Sharing and Retirement Savings ("EPSRS") Plan	4,550	–	–	121	1	4,549
Purchase and retirement of Common Stock	(281,176)	(262,697)	–	(8,149)	(81)	(18,398)
Cash dividends on Common Stock	(52,611)	(52,611)	–	–	–	–
Deferred hedging loss, net of tax	(1,201)	–	(1,201)	–	–	–
Unrealized loss on marketable securities, net of tax	(501)	–	(501)	–	–	–
Foreign currency translation adjustments, net of tax	6,565	–	6,565	–	–	–
Net unrealized loss on benefit plans, net of tax	(16,660)	–	(16,660)	–	–	–
Net earnings	272,897	272,897	–	–	–	–
Balances, January 31, 2007	1,863,937	1,328,982	(2,590)	135,875	1,358	536,187
Implementation effect of FIN No. 48	(4,299)	(4,299)	–	–	–	–
Balances, February 1, 2007	1,859,638	1,324,683	(2,590)	135,875	1,358	536,187
Exercise of stock options and vesting of RSUs	68,830	–	–	3,200	32	68,798
Tax benefit from exercise of stock options and vesting of RSUs	20,802	–	–	–	–	20,802
Share-based compensation expense	38,343	–	–	–	–	38,343
Issuance of Common Stock under EPSRS Plan	2,450	–	–	52	1	2,449
Purchase and retirement of Common Stock	(574,608)	(540,577)	–	(12,374)	(123)	(33,908)
Cash dividends on Common Stock	(69,921)	(69,921)	–	–	–	–
Deferred hedging loss, net of tax	(1,157)	–	(1,157)	–	–	–
Unrealized loss on marketable securities, net of tax	(799)	–	(799)	–	–	–
Foreign currency translation adjustments, net of tax	30,271	–	30,271	–	–	–
Net unrealized gain on benefit plans, net of tax	18,788	–	18,788	–	–	–
Net earnings	323,478	323,478	–	–	–	–
Balances, January 31, 2008	1,716,115	1,037,663	44,513	126,753	1,268	632,671
Implementation effect of SFAS No. 158, net of tax	(1,073)	(1,114)	41	–	–	–
Exercise of stock options and vesting of RSUs	30,357	–	–	2,342	23	30,334
Tax benefit from exercise of stock options and vesting of RSUs	10,317	–	–	–	–	10,317
Share-based compensation expense	24,507	–	–	–	–	24,507
Issuance of Common Stock under EPSRS Plan	4,750	–	–	124	1	4,749
Purchase and retirement of Common Stock	(218,379)	(203,014)	–	(5,375)	(54)	(15,311)
Cash dividends on Common Stock	(82,258)	(82,258)	–	–	–	–
Deferred hedging loss, net of tax	(9,873)	–	(9,873)	–	–	–
Unrealized loss on marketable securities, net of tax	(5,519)	–	(5,519)	–	–	–
Foreign currency translation adjustments, net of tax	(68,355)	–	(68,355)	–	–	–
Net unrealized loss on benefit plans, net of tax	(32,240)	–	(32,240)	–	–	–
Net earnings	220,022	220,022	–	–	–	–
Balances, January 31, 2009	$ 1,588,371	$ 971,299	$ (71,433)	123,844	$ 1,238	$ 687,267

	Years Ended January 31, 2009	2008	2007
Comprehensive earnings are as follows:			
Net earnings	$ 220,022	$ 323,478	$ 272,897
Deferred hedging loss net of tax (benefit) of ($6,307), ($110) and ($647)	(9,873)	(1,157)	(1,201)
Foreign currency translation adjustments, net of tax (benefit) expense of ($8,008), $4,714 and $3,011	(68,355)	30,271	6,565
Unrealized loss on marketable securities, net of tax (benefit) of ($3,248), ($283) and ($301)	(5,519)	(799)	(501)
Net unrealized (loss) gain on benefit plans, net of tax (benefit) expense of ($19,907) and $14,352	(32,240)	18,788	–
Comprehensive earnings	$ 104,035	$ 370,581	$ 277,760

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended January 31,		
(in thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 220,022	$ 323,478	$ 272,897
Loss from discontinued operations, net of tax	—	27,547	14,766
Net earnings from continuing operations	220,022	351,025	287,663
Adjustments to reconcile net earnings from continuing operations to net cash provided by (used in) operating activities:			
Gain on sale-leaseback	—	(105,051)	—
Restructuring charge	97,839	—	—
Gain on sale of investments and marketable securities	(1,126)	(1,564)	(6,774)
Depreciation and amortization	135,691	127,941	115,297
Amortization of gain on sale-leasebacks	(9,793)	(3,536)	(265)
Excess tax benefits from share-based payment arrangements	(10,196)	(18,739)	(6,330)
Provision for inventories	27,296	35,357	9,880
Deferred income taxes	11,997	(76,321)	12,882
Provision for pension/postretirement benefits	23,179	26,666	24,751
Share-based compensation expense	22,406	37,069	32,793
Impairment charges	21,164	63,513	—
Changes in assets and liabilities:			
Accounts receivable	32,833	(10,237)	(16,644)
Inventories	(255,885)	(111,643)	(189,169)
Prepaid expenses and other current assets	(19,065)	(36,377)	(22,037)
Other assets, net	1,032	(13,883)	(32,560)
Accounts payable and accrued liabilities	5,788	8,986	17,678
Income taxes payable	(166,853)	145,774	8,122
Merchandise and other customer credits	469	5,967	4,887
Other long-term liabilities	(3,574)	(33,552)	(1,138)
Net cash provided by operating activities	133,224	391,395	239,036
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities and short-term investments	(1,543)	(870,025)	(163,341)
Proceeds from sales of marketable securities and short-term investments	—	883,207	150,278
Proceeds from sale of assets, net	—	509,035	—
Capital expenditures	(154,409)	(185,608)	(174,551)
Notes receivable funded	(5,000)	(7,172)	(9,728)
Acquisitions, net of cash acquired	(1,900)	(400)	(400)
Other	1,162	6,133	605
Net cash (used in) provided by investing activities	(161,690)	335,170	(197,137)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from (repayment of) credit facility borrowings, net	103,976	(75,147)	71,548
Repayment of long-term debt	(73,483)	(32,301)	(14,560)
Proceeds from long-term debt	100,000	—	—
Repayments of short-term borrowings	(25,473)	—	—
Proceeds from short-term borrowings	116,001	—	—
Repurchase of Common Stock	(218,379)	(574,608)	(281,176)
Proceeds from exercise of stock options	30,357	68,830	21,689
Excess tax benefits from share-based payment arrangements	10,196	18,739	6,330
Cash dividends on Common Stock	(82,258)	(69,921)	(52,611)
Other	(645)	—	(91)
Net cash used in financing activities	(39,708)	(664,408)	(248,871)
Effect of exchange rate changes on cash and cash equivalents	(18,035)	15,610	3,162
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Operating activities	—	(6,596)	(5,454)
Investing activities	—	(1,020)	(7,842)
Net cash used in discontinued operations	—	(7,616)	(13,296)
Net (decrease) increase in cash and cash equivalents	(86,209)	70,151	(217,106)
Cash and cash equivalents at beginning of year	246,654	175,008	391,594
Decrease in cash and cash equivalents of discontinued operations	—	1,495	520
Cash and cash equivalents at end of year	$ 160,445	$ 246,654	$ 175,008

See notes to consolidated financial statements.

FORM 10-K

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. (the "Company") is a holding company that operates through its subsidiary companies. The Company's principal subsidiary, Tiffany and Company, is a jeweler and specialty retailer whose principal merchandise offering is fine jewelry. The Company also sells timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and Company and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

Effective with the first quarter of 2008, management has changed segment reporting to reflect operating results for the following regions: the Americas, Asia-Pacific and Europe. The Company has expanded its global reach and management has determined it is more meaningful to assess performance separately for those three distinct regions. Prior year results have been revised to reflect this change.

The Company's reportable segments are as follows:

- Americas includes sales in TIFFANY & CO. stores in the United States, Canada and Latin/South America, as well as sales of TIFFANY & CO. products in certain of those markets through business-to-business, Internet, catalog and wholesale operations;
- Asia-Pacific includes sales in TIFFANY & CO. stores in that region, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet and wholesale operations;
- Europe includes sales in TIFFANY & CO. stores in that region, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet and wholesale operations; and
- Other consists of all non-reportable segments. Other consists primarily of wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs. In addition, Other includes worldwide sales made by businesses operated under trademarks or trade names other than TIFFANY & CO., such as IRIDESSE, as well as earnings received from third-party licensing agreements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities, by majority exposure to expected losses, residual returns or both. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest.

Use of Estimates

These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes to the consolidated financial statements. The most significant assumptions are employed in estimates used in determining inventory, long-lived assets, goodwill, tax assets and tax liabilities and retirement and postretirement benefits (including the actuarial assumptions). Actual results could differ from these estimates and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and/or money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Receivables and Finance Charges

The Company's U.S. and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses for customer receivables, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market using the average cost method.

In March 2008, the Audit Committee of the Company's Board of Directors approved a plan to change the Company's method of accounting for inventories held by its U.S. subsidiaries and foreign branches from the last-in, first-out ("LIFO") method to the average cost method. The inventories for the Company's Japan branch and other foreign subsidiaries continue to be valued using the average cost method. The Company believes that the average cost method is preferable on the basis that it conforms to the manner in which the Company operationally manages its inventories and evaluates retail pricing; additionally, it makes the Company's inventory reporting consistent with many peer retailers. This change was effective in the first quarter of 2008 and prior periods have been revised. Accounts affected by this change are: cost of sales; provision for income taxes; inventories, net; deferred income taxes; and retained earnings.

FORM 10-K

Components of the Company's consolidated statements of earnings adjusted for the effect of changing from LIFO to average cost are as follows:

	Year Ended January 31, 2008		
(in thousands, except per share data)	As Previously Reported	Adjustment	As Adjusted
Cost of sales	$ 1,308,499	$ (26,993)	$ 1,281,506
Provision for income taxes	190,883	7,287	198,170
Net earnings from continuing operations	331,319	19,706	351,025
Net earnings	303,772	19,706	323,478
Net earnings from continuing operations per share:			
Basic	$ 2.46	$ 0.15	$ 2.61
Diluted	$ 2.40	$ 0.14	$ 2.54
Net earnings per share:			
Basic	$ 2.25	$ 0.15	$ 2.40
Diluted	$ 2.20	$ 0.14	$ 2.34

	Year Ended January 31, 2007		
(in thousands, except per share data)	As Previously Reported	Adjustment	As Adjusted
Cost of sales	$ 1,119,184	$ (31,270)	$ 1,087,914
Provision for income taxes	151,615	12,300	163,915
Net earnings from continuing operations	268,693	18,970	287,663
Net earnings	253,927	18,970	272,897
Net earnings from continuing operations per share:			
Basic	$ 1.94	$ 0.14	$ 2.08
Diluted	$ 1.91	$ 0.13	$ 2.04
Net earnings per share:			
Basic	$ 1.84	$ 0.14	$ 1.97
Diluted	$ 1.80	$ 0.13	$ 1.94

Components of the Company's consolidated balance sheet adjusted for the effect of changing from LIFO to average cost are as follows:

	January 31, 2008		
(in thousands)	As Previously Reported	Adjustment	As Adjusted
Assets:			
Inventories, net	$ 1,242,465	$ 129,932	$ 1,372,397
Deferred income taxes – current	71,402	(51,184)	20,218
Total Assets	2,922,156	78,748	3,000,904
Liabilities and Stockholders' Equity:			
Retained earnings	958,915	78,748	1,037,663
Total Liabilities and Stockholders' Equity	2,922,156	78,748	3,000,904

Components of the Company's consolidated statements of cash flows adjusted for the effect of changing from LIFO to average cost are as follows:

	Year Ended January 31, 2008		
(in thousands)	As Previously Reported	Adjustment	As Adjusted
Cash Flows from Operating Activities:			
Net earnings	$ 303,772	$ 19,706	$ 323,478
Provision for inventories	33,700	1,657	35,357
Deferred income taxes	(83,608)	7,287	(76,321)
Inventories	(82,993)	(28,650)	(111,643)
Net cash provided by operating activities	391,395	—	391,395

	Year Ended January 31, 2007		
(in thousands)	As Previously Reported	Adjustment	As Adjusted
Cash Flows from Operating Activities:			
Net earnings	$ 253,927	$ 18,970	$ 272,897
Provision for inventories	8,273	1,607	9,880
Deferred income taxes	582	12,300	12,882
Inventories	(156,292)	(32,877)	(189,169)
Net cash provided by operating activities	239,036	—	239,036

The cumulative effect on retained earnings at January 31, 2006 is an increase of $40,072,000.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	3-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were not significant in 2008, 2007 or 2006.

Intangible Assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which are approximately 15 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see "Impairment of Long-Lived Assets" below). Intangible assets amounted to $9,559,000 and $9,751,000, net of accumulated amortization of $5,244,000 and $4,398,000 at January 31, 2009 and 2008, and consist primarily of product rights and trademarks. Amortization of intangible assets for the years ended January 31, 2009, 2008 and 2007 was $846,000, $791,000 and $717,000. Amortization expense in each of the next five years is estimated to be $846,000.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. This evaluation, based on discounted cash flows, requires management to estimate future cash flows, growth rates and economic and market conditions. If the evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period (see "Note C. Dispositions"). At January 31, 2009 and 2008, unamortized goodwill was included in other assets, net and consisted of the following by segment:

(in thousands)	Balance at January 31, 2008	Additions	Translation	Balance at January 31, 2009
Americas	$ 10,312	$ —	$ —	$ 10,312
Europe	831	—	—	831
Other	2,113	1,951	(173)	3,891
	$ 13,256	$ 1,951	$ (173)	$ 15,034

The additions to goodwill in 2008 resulted from the Company's acquisition of a diamond polishing company. This acquisition was strategically important to the Company's diamond sourcing program, but was not significant to the Company's financial position, earnings or cash flows.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded no material impairment charges in 2008 and 2006. In 2007, the Company determined that the long-lived assets for its IRIDESSE business (included in the non-reportable segment Other) were impaired as a result of lower-than-expected store performance and a related reduction in future cash flow projections; as a result, it recorded total charges in selling, general and administrative expenses of $15,532,000 related to the impairment.

Hedging Instruments

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and precious metal price exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair values, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash flow hedge are recognized in current earnings. The Company formally documents the nature and relationships between the hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period. The Company also documents its risk management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Marketable Securities

The Company's marketable securities, recorded within other assets, net on the consolidated balance sheet, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but may be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $42,000 and $423,000 of gross unrealized gains and $9,376,000 and $1,264,000 of gross unrealized losses within accumulated other comprehensive income as of January 31, 2009 and 2008.

The following table summarizes activity in other comprehensive income related to marketable securities:

	January 31,	
(in thousands)	2009	2008
Change in fair value of investments, net of tax benefit of $3,248 and $244	$ (6,830)	$ (741)
Adjustment for net losses (gains) realized and included in net earnings, net of tax benefit (expense) of $0 and ($39)	1,311	(58)
Change in unrealized loss on marketable securities	$ (5,519)	$ (799)

The amount reclassified from other comprehensive income was determined on the basis of specific identification.

The Company's marketable securities consist of investments in mutual funds and an investment in the common stock of Target Resources plc, a publicly-traded company. The unrealized losses on the Company's investments in mutual funds, most of which have been in a loss position for less than 12 months, were affected by declines in the overall global equity and debt markets. When evaluating the marketable securities for other-than-temporary impairment, the Company reviews factors such as the length of time and the extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investments for a period of time which may be sufficient for anticipated recovery in market value. Based on the Company's evaluations, it determined these declines to be temporary in nature and, therefore, did not record any impairment charges on its outstanding mutual funds as of January 31, 2009 or 2008. With regards to the Company's investment in common stock of Target Resources plc, the Company recognized a $1,311,000 other-than-temporary impairment charge in other income, net in the consolidated statement of earnings during the fourth quarter of 2008 (see "Note K. Commitments and Contingencies").

FORM 10-K

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift certificates or cards (collectively "gift cards") sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately three to five years), the value of the merchandise credits or gift cards is generally remitted to the applicable jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction, such as through the Internet and catalog channels. Revenue associated with gift cards and merchandise credits is recognized upon redemption. Sales are reported net of returns, sales tax and other similar taxes. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience.

Cost of Sales

Cost of sales includes costs related to the purchase of merchandise from third parties, the cost to internally manufacture merchandise (metal, gemstones, labor and overhead), inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution and merchandising. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and promotion of products as well as administrative expenses. The types of expenses associated with these functions are store operating expenses (such as labor, rent and utilities), advertising and other corporate level administrative expenses.

Advertising Costs

Advertising costs, which include media, production, catalogs, Internet, promotional events and other related costs totaled $189,452,000, $173,975,000 and $161,688,000 in 2008, 2007 and 2006, representing 6.6%, 5.9% and 6.3% of net sales. Media and production costs for print and Internet advertising are expensed as incurred, while catalog costs are expensed upon mailing.

Pre-opening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

New, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, are measured at fair value and recognized as compensation expense over the requisite service period.

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of pre-production prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies. The Company recorded a net (loss) gain resulting from foreign currency transactions of ($3,383,000), $2,290,000 and ($1,549,000) in 2008, 2007 and 2006 within other income, net.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent management believes these assets will more likely than not be realized. In making such determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event management were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109."

The Company, its U.S. subsidiaries and the foreign branches of its U.S. subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and unvested restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted EPS computations:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Net earnings for basic and diluted EPS	$ 220,022	$ 323,478	$ 272,897
Weighted-average shares for basic EPS	124,734	134,748	138,362
Incremental shares based upon the assumed exercise of stock options and unvested restricted stock units	1,676	3,392	2,479
Weighted-average shares for diluted EPS	126,410	138,140	140,841

For the years ended January 31, 2009, 2008 and 2007, there were 3,513,000, 427,000 and 4,543,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a framework for measuring fair value of assets and liabilities and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the implementation of the provisions of SFAS No. 157 relating to nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 for financial assets and liabilities that are recognized at fair value on a recurring basis in the first quarter of 2008 did not have a material impact on the Company's financial position or earnings (see "Note J. Financial Instruments"). Management adopted the remaining provisions of SFAS No. 157 on February 1, 2009. This adoption impacts the way in which the Company calculates fair value for its annual impairment review of goodwill and when conditions exist that require the Company to calculate the fair value of long-lived assets; however, management has determined that this will not have a material effect on the Company's financial position or earnings.

Effective with the first quarter of 2008, the Company changed the measurement date for its U.S. employee benefit plans from December 31 to January 31 in accordance with the measurement date provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)." The Company has elected to use a "13-month" approach to proportionally allocate the transition adjustment required under SFAS No. 158. The Company has recorded a reduction of $1,114,000 to retained earnings and an increase to accumulated other comprehensive income of $41,000 in the fourth quarter of fiscal year 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net earnings attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of earnings; changes in ownership interest to be accounted for similarly, as equity transactions; and, when a subsidiary is deconsolidated, that any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. Management adopted the provisions of SFAS No. 160 on February 1, 2009 and they did not have a material effect on the Company's financial position or earnings.

C. DISPOSITIONS

In the fourth quarter of 2008, management concluded that it would no longer invest in its IRIDESSE business due to its ongoing operating losses and insufficient near-term growth prospects, especially in the current economic environment. Therefore, management committed to a plan to close IRIDESSE locations in 2009 as the Company reaches agreements with its landlords and sells its inventory. In 2008, the Company recorded a $6,300,000 pre-tax charge within cost of sales for the write-down of IRIDESSE inventory and $1,249,000 within SG&A expenses primarily related to severance costs. In 2007, the Company recorded a $15,532,000 pre-tax impairment charge associated with the long-lived assets of IRIDESSE (see "Note B. Summary of Significant Accounting Policies – Impairment of Long-Lived Assets").

In January 2009, the Company ceased operations in a diamond polishing facility located in Yellowknife, Northwest Territories and shifted its operations to other facilities. In 2008, the Company recorded a pre-tax charge of $3,382,000, within SG&A expenses, primarily related to the loss on disposal of fixed assets and severance costs.

During the second quarter of 2007, the Company's Board of Directors authorized the sale of Little Switzerland, Inc. ("Little Switzerland"), based on management's conclusion that Little Switzerland's operations did not demonstrate the potential to generate a return on investment consistent with management's objectives. On July 31, 2007, the Company entered into an agreement with NXP Corporation ("NXP") by which NXP would purchase 100% of the stock of Little Switzerland. The transaction closed on September 18, 2007 for net proceeds of $32,870,000, excluding payments for existing trade payables owed to the Company by Little Switzerland. The purchase price remains subject to customary post-closing adjustments. As part of the agreement, the Company continued to distribute TIFFANY & CO. merchandise through TIFFANY & CO. boutiques maintained in certain LITTLE SWITZERLAND stores, and, in addition, provided warehousing services to Little Switzerland for a transition period. The Company ceased providing these warehousing services in the third quarter of 2008.

The Company determined that the continuing cash flows from Little Switzerland operations were not significant. Therefore, the results of Little Switzerland are presented as a discontinued operation in the consolidated financial statements for all periods presented. Prior to the reclassification, Little Switzerland's results had been included within the non-reportable segment Other.

Little Switzerland's loss before income taxes in Fiscal 2007 includes a $54,260,000 pre-tax charge ($22,602,000 after-tax) due to the sale of Little Switzerland. The tax benefit recorded in connection with the charge included the effect of basis differences in the investment in Little Switzerland. In the fourth quarter of 2006, the Company performed its annual impairment testing for goodwill and determined that all goodwill for the Little Switzerland business was impaired as a result of store performance and cash flow projections. Therefore, the loss from operations in Fiscal 2006 includes a $6,893,000 pre-tax charge related to the impairment of goodwill.

Summarized statement of earnings data for Little Switzerland is as follows:

	Years Ended January 31,	
(in thousands)	2008	2007
Net revenues	$ 52,817	$ 87,587
Loss on disposal	$ 54,260	$ —
Loss from operations	5,401	15,873
Income tax benefit	(32,114)	(1,107)
Loss from discontinued operations, net of tax	$ 27,547	$ 14,766

D. RESTRUCTURING CHARGES

To address the continuing global economic downturn, the Company has reduced its staffing levels. In the fourth quarter of 2008, the Company's New York subsidiary offered a voluntary retirement incentive to approximately 800 U.S. employees who met certain age and service eligibility requirements. This incentive included increased age and service credit for pension purposes, severance payments, enhanced retirement health-care benefits and accelerated vesting and extended exercise rights for equity grants then outstanding. Approximately 600 employees accepted the early retirement incentive and retired from the Company effective February 1, 2009. The executive officers of the Company were not eligible to participate in this early retirement incentive. In addition, to further align the Company's ongoing cost structure with the anticipated retail environment for luxury goods, management approved a plan in January 2009 to involuntarily terminate additional manufacturing, selling and administrative employees, primarily in the U.S. The employment of most of these employees ended in February 2009. In total, these actions will result in a reduction of approximately 10% of worldwide staffing.

As a result of this cost reduction initiative, during the fourth quarter of 2008, the Company recorded a pre-tax charge of $97,839,000 classified as restructuring charges in the Company's consolidated statement of earnings. This charge included: (i) $63,005,000 related to pension and postretirement medical benefits; (ii) $33,166,000 related to severance costs; and (iii) $1,668,000 primarily related to stock-based compensation.

Total cash expenditures related to the restructuring charges are expected to approximate $33,000,000, the majority of which will be paid in 2009.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Interest, net of interest capitalization	$ 23,889	$ 23,543	$ 24,493
Income taxes	$ 296,864	$ 142,034	$ 141,209

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 4,750	$ 2,450	$ 4,550

F. INVENTORIES

	January 31,	
(in thousands)	2009	2008
Finished goods	$ 1,115,333	$ 942,860
Raw materials	416,805	352,211
Work-in-process	69,098	77,326
	$ 1,601,236	$ 1,372,397

The Company recorded a $19,212,000 pre-tax charge during the fourth quarter of 2007 within cost of sales related to management's decision to discontinue certain watch models as a result of the Company's recent agreement by which The Swatch Group Ltd. will design, manufacture, distribute and market TIFFANY & CO. brand watches worldwide.

G. PROPERTY, PLANT AND EQUIPMENT

	January 31,	
(in thousands)	2009	2008
Land	$ 41,713	$ 41,713
Buildings	104,658	104,527
Leasehold improvements	673,559	623,048
Office equipment	355,292	325,864
Furniture and fixtures	180,722	178,535
Machinery and equipment	103,006	104,377
Construction-in-progress	15,638	21,379
	1,474,588	1,399,443
Accumulated depreciation and amortization	(733,540)	(651,233)
	$ 741,048	$ 748,210

The provision for depreciation and amortization for the years ended January 31, 2009, 2008 and 2007 was $137,331,000, $129,462,000 and $118,129,000. The amount of accelerated depreciation recognized for the years ended January 31, 2009, 2008 and 2007 was not significant.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)	January 31, 2009	2008
Accounts payable-trade	$ 80,444	$ 69,186
Accrued compensation and commissions	30,761	64,302
Accrued sales, withholding and other taxes	16,740	19,432
Restructuring liability	33,361	—
Other	62,260	50,702
	$ 223,566	$ 203,622

I. DEBT

(in thousands)	January 31, 2009	2008
Short-term borrowings:		
Credit Facility	$ 140,834	$ 40,695
Other	102,132	3,337
	$ 242,966	$ 44,032
Long-term debt:		
Senior Notes:		
1998 6.90% Series A, due 2008	$ —	$ 60,000
1998 7.05% Series B, due 2010	40,000	40,000
2002 6.15% Series C, due 2009	40,426	41,272
2002 6.56% Series D, due 2012	62,932	64,231
2008 9.05% Series A, due 2015	100,000	—
4.50% yen loan, due 2011	55,620	46,755
First Series Yen Bonds, due 2010	166,860	140,265
Hong Kong Term Loan, due 2011	—	12,624
Switzerland Term Loan, due 2011	—	3,958
	465,838	409,105
Less current portion of long-term debt	40,426	65,640
	$ 425,412	$ 343,465

Credit Facility

The Company is party to a multibank, multicurrency, committed $450,000,000 unsecured revolving credit facility ("Credit Facility") and has the option to increase the committed amount to $500,000,000. The Credit Facility is available for working capital and other corporate purposes and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. Borrowings may currently be made from eight participating banks and are at interest rates based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. The

Credit Facility, which expires in July 2010, requires the payment of an annual fee based on the total commitment. The weighted-average interest rate for the Credit Facility was 1.11% and 4.58% at January 31, 2009 and 2008.

Other

In October 2008, the Company entered into a short-term facility agreement for ¥6,500,000,000 ($66,001,000 at issuance) due March 2009. ¥4,200,000,000 ($46,721,000) remains outstanding at January 31, 2009. The facility is available for working capital and other corporate purposes and contains covenants that require maintenance of certain ratios. The weighted-average interest rate at January 31, 2009 was 1.90%.

In November 2008, the Company entered into a short-term note agreement for $50,000,000 due March 2009, bearing interest at a rate of 4.50% payable monthly in arrears. These funds are available for working capital and other purposes.

The Company had other lines of credit totaling $15,499,000, of which $5,411,000 was outstanding at January 31, 2009.

None of the foregoing credit facilities or financial instruments is secured.

1998 6.90% Series A Senior Notes and 7.05% Series B Senior Notes

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes due 2010. The proceeds of these issuances were used by the Company for working capital and to repay a portion of the outstanding short-term indebtedness. The note purchase agreements are unsecured, require lump sum repayments upon maturities, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings. On December 30, 2008, the Company repaid the $60,000,000 balance of the 6.90% Series A Senior Notes.

2002 6.15% Series C Senior Notes and 6.56% Series D Senior Notes

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes due 2009 and $60,000,000 of 6.56% Series D Senior Notes due 2012 with lump sum repayments upon maturities. The proceeds of these issuances were used by the Company for general corporate purposes, working capital and to redeem previously issued Senior Notes. The note purchase agreements are unsecured, require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings.

2008 9.05% Series A Senior Notes

In December 2008, the Company, in a private transaction with various institutional lenders, issued, at par, $100,000,000 principal amount 9.05% Series A Senior Notes due December 2015. The proceeds of these issuances will be used to refinance existing indebtedness and for general corporate purposes. The note purchase agreement is unsecured, requires lump sum repayments upon maturity, and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to such borrowings. The note purchase agreement contains provisions for an uncommitted shelf facility by which the Company may issue, over the next three years, up to $50,000,000 of Senior Notes for up to a 12-year term at a fixed interest rate based on the Treasury rates available at the time of borrowing plus an applicable credit spread.

1996 4.50% Yen Loan

The Company has a ¥5,000,000,000 ($55,620,000 at January 31, 2009), 15-year term loan due 2011, bearing interest at a rate of 4.50%.

2003 First Series Yen Bonds

In September 2003, the Company issued ¥15,000,000,000 ($166,860,000 at January 31, 2009) of senior unsecured First Series Yen Bonds ("Bonds") due in 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The proceeds from the issuance were primarily used by the Company to finance the purchase of the land and building housing its store in Tokyo's Ginza shopping district, which was subsequently sold in 2007 in a sale and partial leaseback transaction.

Term Loans

In January 2006, the Company borrowed HKD 300,000,000 ($38,672,000 at issuance) ("Hong Kong Term Loan") and CHF 19,500,000 ($15,145,000 at issuance) ("Switzerland Term Loan") due in January 2011. Principal payments of 10% of the original principal amount are due each year, with the balance due upon maturity. Amounts may be prepaid without incurring penalties. The covenants of the term loans are similar to the Credit Facility. Interest rates are based upon local currency borrowing rates plus a margin that fluctuates with the Company's fixed charge coverage ratio. In 2008, the Hong Kong Term Loan and the Switzerland Term Loan were paid in full with existing funds. The interest rates for the Hong Kong Term Loan and the Switzerland Term Loan were 3.96% and 3.09% at January 31, 2008.

Debt Covenants

As of January 31, 2009, the Company was in compliance with all debt covenants. In the event of any default of payment or performance obligations extending beyond applicable cure periods under the provisions of any one of the Credit Facility, Senior Notes, the Bonds and other loan agreements, such agreements may be terminated or payment of the notes or bonds accelerated. Further, each of the Credit Facility, Senior Notes, the Bonds and certain other loan agreements contain cross default provisions permitting the termination of the loans, or acceleration of the notes, as the case may be, in the event that any of the Company's other debt obligations are terminated or accelerated prior to the expressed maturity.

Long-Term Debt Maturities

Aggregate maturities of long-term debt as of January 31, 2009 are as follows:

Years Ending January 31,	Amount *(in thousands)*
2010	$ 40,426
2011	206,860
2012	55,620
2013	62,932
2014	—
Thereafter	100,000
	$ 465,838

Letters of Credit

The Company had letters of credit and financial guarantees of $16,389,000 outstanding at January 31, 2009.

J. FINANCIAL INSTRUMENTS

Hedging Instruments

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include foreign exchange forward contracts, foreign currency-purchased put options ("options"), a combination of call and put option contracts in net-zero-cost collar arrangements ("collars") and interest rate swap agreements. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy nearly all of their inventory requirements by purchasing merchandise, payable in U.S. dollars, from the Company's principal subsidiary. Accordingly, the foreign subsidiaries and branches have foreign currency exchange risk that may be hedged. In addition, the Company has foreign currency exchange risk related to foreign currency-denominated purchases of inventory and services from third-party vendors. To mitigate these risks, the Company uses foreign exchange forward contracts to hedge the settlement of foreign currency liabilities. The maximum term of the outstanding forward contracts as of January 31, 2009 was six months.

To minimize the potentially negative effect of a significant strengthening of the U.S. dollar against the Japanese yen, the Company purchases put options as hedges of forecasted purchases of merchandise over a maximum term of 12 months. The Company accounts for its option contracts as cash flow hedges. The Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. There was no material ineffectiveness related to the Company's option contracts in 2008, 2007 and 2006.

The Company uses collars as hedges of forecasted purchases of precious metals to minimize the effect of changes in platinum and silver prices. The Company accounts for its collars as cash flow hedges. The Company assesses hedge effectiveness based on the total changes in the collars' cash flows. The effective portion of unrealized gains and losses associated with the value of the collars is deferred as a component of other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. There was no material ineffectiveness related to the Company's collars in 2008 and 2007.

The Company previously used an interest rate swap agreement to effectively convert its Series C and Series D Senior Note fixed rate obligations to floating rate obligations. The Company accounted for the interest rate swaps as fair value hedges. The terms of each swap agreement matched the terms of the underlying debt, resulting in no ineffectiveness. The interest rate swap agreement had the effect of decreasing interest expense by $943,000 and $535,000 for the years ended January 31, 2009 and 2008 and increasing interest expense by $424,000 for the year ended January 31, 2007. During the third quarter of 2008, the Company determined that the unrealized gains and interest receivable associated with the interest rate swaps used to manage its net exposure to interest rate changes on certain debt arrangements were impaired, as the recovery of the amounts due from the counterparty, Lehman Brothers Special Financing Inc. ("Lehman"), was no longer probable. As a result, the Company recorded a pre-tax charge of $4,300,000 in other income, net, in the third quarter of 2008 which represents all amounts due from Lehman.

FORM 10-K

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

	Years Ended January 31,	
(in thousands)	2009	2008
Balance at beginning of period	$ 889	$ 2,046
Gains transferred to earnings, net of tax expense of $889 and $1,089	(946)	(2,013)
Change in fair value, net of tax (benefit) expense of ($5,418) and $979	(8,927)	856
	$ (8,984)	$ 889

The Company expects that $5,728,000 of net derivative losses included in accumulated other comprehensive income at January 31, 2009 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in foreign currency exchange rates and precious metal prices.

Fair Value

The Company adopted SFAS No. 157 effective February 1, 2008, with respect to fair value measurements of financial assets and liabilities that are recognized or disclosed at fair value in the Company's financial statements on a recurring basis (at least annually).

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting the reporting entity's own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.

The Company uses the market approach to measure fair value for its mutual funds, yen put options, precious metals collars and forward contracts. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Financial assets and liabilities carried at fair value at January 31, 2009 are classified in the table below in one of the three categories described above:

		Estimated Fair Value			
(in thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$ 20,496	$ 20,496	$ —	$ —	$ 20,496
Yen put options	920	—	920	—	920
Precious metals collars	143	—	143	—	143
Forward contracts	4,696	—	4,696	—	4,696
Total assets	$ 26,255	$ 20,496	$ 5,759	$ —	$ 26,255

		Estimated Fair Value			
(in thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Precious metals collars	$ 6,780	$ —	$ 6,780	$ —	$ 6,780
Forward contracts	758	—	758	—	758
Total liabilities	$ 7,538	$ —	$ 7,538	$ —	$ 7,538

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities. The fair value of debt with variable interest rates approximates carrying value. The fair value of debt with fixed interest rates was determined using the quoted market prices of debt instruments with similar terms and maturities and was $488,373,000 and $423,249,000 at January 31, 2009 and 2008. The fair value of the interest rate swap agreement is based on the amounts the Company would expect to pay to or receive from third parties to terminate the agreements and was $5,503,000 at January 31, 2008.

K. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office, distribution, retail and manufacturing facilities and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes predetermined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the land and multi-tenant building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district. The Company is leasing back the portion of the property that it occupied immediately prior to the transaction. In the third quarter of 2007, the Company received proceeds of $327,537,000 (¥38,050,000,000). The transaction resulted in a pre-tax gain of $105,051,000, recorded within other operating income, and a deferred gain of $75,244,000, which will be amortized in SG&A expenses over a 15-year period. The pre-tax gain represents the profit on the sale of the property in excess of the present value of the minimum lease payments. The lease is accounted for as an operating lease, and the lease expires in 2032. However, the Company has options to terminate the lease in 2022 and 2027 without penalty.

In the third quarter of 2007, the Company entered into a sale-leaseback arrangement for the building housing a TIFFANY & CO. store on London's Old Bond Street. The Company sold the building for proceeds of $148,628,000 (£73,000,000) and simultaneously entered into a 15-year lease with two 10-year renewal options. The transaction resulted in a deferred gain of $63,961,000, which will be amortized in SG&A expenses over a 15-year period. The Company continues to occupy the entire building and the lease is accounted for as an operating lease.

Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Minimum rent for retail locations	$ 77,346	$ 73,046	$ 54,153
Contingent rent based on sales	39,002	40,694	34,756
Office, distribution and manufacturing facilities and equipment	31,404	25,164	29,435
	$ 147,752	$ 138,904	$ 118,344

Aggregate annual minimum rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Annual Minimum Rental Payments *(in thousands)*
2010	$ 120,210
2011	111,924
2012	98,174
2013	89,719
2014	79,009
Thereafter	488,801

Diamond Sourcing Activities

The Company entered into a diamond purchase agreement with Harry Winston Diamond Corporation ("HWD"), formerly known as Aber Diamond Corporation, whereby the Company has the obligation to purchase a minimum of $50,000,000 of diamonds, subject to availability and the Company's quality standards, per year for a 10-year period ending in 2013.

The Company invested $12,533,000 in Target Resources plc ("Target"), a mining and exploration company operating in Sierra Leone, consisting primarily of common stock, notes receivable and prepaid inventory. In addition, the Company entered into an agreement with Target to purchase, market and sell all diamonds extracted, produced or otherwise recovered from mining operations controlled by Target or its affiliates. As of January 31, 2009, all commitments associated with these investments were fully funded and no further amounts remain available to Target. In recent months, Target has been experiencing operational and financial difficulties in meeting its forecasts, and the current global economic conditions, specifically in the fourth quarter, have caused rough diamond prices to decline sharply which has also negatively affected Target's financial results. As a result of these events, management believes there is uncertainty in Target's ability to meet its future financial projections and, therefore, determined that the recoverability of the Company's investments is not probable. During the fourth quarter of 2008, the Company recorded impairment charges of $11,062,000 within SG&A expenses and $1,311,000 in other income, net in the consolidated statement of earnings.

The Company was party to a CDN$35,000,000 ($35,423,000 at January 31, 2008) credit facility and a CDN$8,000,000 ($8,097,000 at January 31, 2008) working capital loan commitment (collectively the "Commitment") to Tahera Diamond Corporation ("Tahera"), a Canadian diamond mining and exploration company. In consideration of the Commitment, the Company was granted the right to purchase or market all diamonds mined at the Jericho mine. This mine had been developed and constructed by Tahera in Nunavut, Canada (the "Project"). Indebtedness under the Commitment is secured by certain assets of the Project. Although the Project had been operational, Tahera continued to experience financial losses as a result of production problems, appreciation of the Canadian dollar versus the U.S. dollar, the rise of oil prices and other costs relative to declining diamond prices. Due to the financial difficulties, in January 2008, Tahera filed for protection from creditors pursuant to the provisions of the Companies' Creditors Arrangement Act ("CCAA") in Canada and had to cease operations of the Project. The Company considered the value of the assets of the Project that secured the Commitment and determined that the assets were closely associated with the underlying Project and, therefore, in order to retain their value, the assets must be part of a fully operational mine. As a result, in the fourth quarter of 2007, the Company's management determined that collectibility of the outstanding Commitment and realization upon the liens securing the Commitment was not probable. Therefore, in 2007, the Company recorded an impairment charge of $47,981,000, within SG&A expenses, for the full amount outstanding including accrued interest under the Commitment. Further, during the fourth quarter of 2008, the Commitment and the liens were assigned for a nominal value to an unrelated third party in exchange for the right to participate in future profits, if any, derived from the exploitation of the assets. These events will not have a material impact on the Company's future operations, as the Tahera mine was never a significant source of rough diamonds for the Company.

Contractual Cash Obligations and Contingent Funding Commitments

At January 31, 2009, the Company's contractual cash obligations and contingent funding commitments were: inventory purchases of $300,580,000, including the obligation under the agreement with HWD; non-inventory purchases of $6,257,000; construction-in-progress of $14,868,000 and other contractual obligations of $13,382,000.

Other

The Company operates boutiques in Japanese department stores. The Company has agreements with various department stores in Japan, including four major department store groups: Isetan Mitsukoshi; J. Front Retailing Co. (Daimaru and Matsuzakaya department stores); Takashimaya; and Millennium Retailing Co. (Sogo and Seibu department stores). Sales within Japanese department store boutiques represented 15%, 13% and 15% of net sales for the years ended January 31, 2009, 2008 and 2007. Sales transacted at these retail locations are recognized at the "point of sale." The department store operator (i) provides and maintains boutique facilities; (ii) assumes retail credit and certain other risks; (iii) acts for the Company in the sale of merchandise; and (iv) in certain circumstances, provides retail staff and bears the risk of inventory loss. The Company (i) owns and manages the merchandise; (ii) establishes retail prices; and (iii) has merchandising, marketing and display responsibilities. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Japanese department stores for its services and use of its facilities totaled $72,012,000, $65,513,000 and $69,982,000 in 2008, 2007 and 2006 and are included in SG&A expenses.

Litigation

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises under the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant effect on the Company's financial position, earnings or cash flows.

L. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York Mellon, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. Mellon Investor Services LLC serves as the Company's transfer agent and registrar. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $2,578,000, $1,534,000 and $2,375,000 in 2008, 2007 and 2006.

The Company's Executive Vice President and Chief Financial Officer is a member of the Board of Directors of The Dun & Bradstreet Corporation. Fees paid to that company for credit information reports were less than $100,000 in each of 2008, 2007 and 2006.

A member of the Company's Board of Directors is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. No fees were paid to that company in 2008 and fees paid for financial advisory services, all of which related to the sale of Little Switzerland, were $1,136,000 in 2007.

A member of the Company's Board of Directors, first elected in May 2008, was, on election, a director of Royal Bank of Scotland Group but has since resigned that directorship. Royal Bank of Scotland Group, a global financial services group, acquired a significant interest in ABN AMRO in October 2007. Fees paid to ABN AMRO for interest on debt under the Company's Credit Facility and other short-term borrowings were approximately $2,000,000 in 2008.

M. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as price, cash availability forecasts and other market conditions.

The Company's share repurchase activity was as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2009	2008	2007
Cost of repurchases	$ 218,379	$ 574,608	$ 281,176
Shares repurchased and retired	5,375	12,374	8,149
Average cost per share	$ 40.63	$ 46.44	$ 34.50

At January 31, 2009, there remained $402,427,000 of authorization for future repurchases under the program. The Company suspended share repurchases during the third quarter of 2008 in order to conserve cash.

Cash Dividends

The Company's Board of Directors declared quarterly dividends which totaled $0.66, $0.52 and $0.38 per common share in 2008, 2007 and 2006.

On February 19, 2009, the Company's Board of Directors declared a quarterly dividend of $0.17 per common share. This dividend will be paid on April 10, 2009 to stockholders of record on March 20, 2009.

N. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may continue to be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the Employee Incentive Plan after April 30, 2015 and under the Directors Option Plan after May 15, 2018.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 11,000,000, as amended (subject to adjustment). In March 2009, the Company's Board of Directors approved an amendment to the Employee Incentive Plan increasing the number of shares authorized for issuance from 11,000,000 to 13,500,000; this amendment is subject to stockholder approval at the Annual Meeting scheduled for May 2009. Awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value.

The Company grants performance-based restricted stock units ("PSUs") and stock options to the executive officers of the Company. Other management employees are granted time-vesting restricted stock units ("RSUs") or a combination of RSUs and PSUs. Stock options vest in increments of 25% per year over four years. PSUs issued to the executive officers vest at the end of a three-year period, while PSUs issued to other management employees vest in increments of 25% per year over a four-year period. Vesting of all PSUs is contingent on the Company's performance against pre-set objectives established by the Compensation Committee of the Company's Board of Directors. RSUs vest in increments of 25% per year over a four-year period. The PSUs and RSUs require no payment from the employee. PSU and RSU payouts will be in shares of Company stock at vesting. Compensation expense is recognized using the fair market value at the date of grant and recorded ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met. Award holders are not entitled to receive dividends on unvested stock options, PSUs or RSUs.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 25,000 (subject to adjustment) shares per non-employee director in any fiscal year. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. Director options granted prior to May 15, 2008 vest in increments of 50% per year over a two-year period. Director options granted after May 15, 2008 vest immediately.

The Company uses newly-issued shares to satisfy stock option exercises and vesting of PSUs and RSUs.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2009	2008	2007
Dividend yield	0.7%	0.7%	0.7%
Expected volatility	38.3%	33.5%	38.5%
Risk-free interest rate	2.6%	4.0%	4.5%
Expected term in years	7	7	8

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2008	8,773,011	$ 32.49		
Granted	684,000	24.51		
Exercised	(1,527,723)	19.87		
Forfeited/cancelled	(36,443)	32.17		
Outstanding at January 31, 2009	7,892,845	$ 34.24	4.73	$ 809
Exercisable at January 31, 2009	6,657,858	$ 34.96	3.89	$ 809

The weighted-average grant-date fair value of options granted for the years ended January 31, 2009, 2008 and 2007 was $10.18, $14.81 and $18.75. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2009, 2008 and 2007 was $31,451,000, $69,693,000 and $21,518,000.

FORM 10-K

A summary of the activity for the Company's RSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2008	1,336,093	$ 38.02
Granted	84,536	30.16
Vested	(468,492)	37.35
Forfeited	(115,769)	37.92
Non-vested at January 31, 2009	836,368	$ 37.62

A summary of the activity for the Company's PSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2008	1,433,352	$ 36.18
Granted	270,700	21.00
Vested	(346,000)	31.49
Non-vested at January 31, 2009	1,358,052	$ 34.34

The weighted-average grant-date fair value of RSUs granted for the years ended January 31, 2008 and 2007 was $37.57 and $39.33. The weighted-average grant-date fair value of PSUs granted for the years ended January 31, 2008 and 2007 was $36.03 and $40.15.

As of January 31, 2009, there was $48,235,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of RSUs vested during the years ended January 31, 2009, 2008 and 2007 was $11,046,000, $15,183,000 and $9,826,000. The total fair value of PSUs vested during the year ended January 31, 2009 was $15,215,000. No PSUs vested during the years ended January 31, 2008 and 2007. No PSUs were forfeited during the years ended January 31, 2009, 2008 and 2007.

Total compensation cost for stock-based compensation awards recognized in income and the related income tax benefit was $22,406,000 and $8,032,000 for the year ended January 31, 2009, $37,069,000 and $13,764,000 for the year ended January 31, 2008 and $32,793,000 and $13,061,000 for the year ended January 31, 2007. Total compensation cost capitalized in inventory was not significant.

O. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan qualified in accordance with the Internal Revenue Service Code ("Qualified Plan") covering substantially all U.S. employees hired before January 1, 2006, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits, a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") that covers executive officers of the Company and a noncontributory defined benefit pension plan ("Japan Plan") covering substantially all employees of Tiffany and Company Japan Inc.

Qualified Plan benefits are based on (i) average compensation in the highest paid five years of the last 10 years of employment ("average final compensation") and (ii) the number of years of service. Effective February 1, 2007, the Qualified Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits. In November 2008, the Qualified Plan was amended to provide for a voluntary enhanced retirement incentive program for those eligible employees who chose to retire on February 1, 2009 (see "Note D. Restructuring Charges"). The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made no cash contributions to the Qualified Plan in 2008 and plans to contribute approximately $30,000,000 in 2009. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

Effective February 1, 2006, the Qualified Plan was amended to exclude all employees hired on or after January 1, 2006 from the Qualified Plan. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings ("EPSRS") Plan (see "Employee Profit Sharing and Retirement Savings Plan" below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

On January 1, 2004, the Company established the Excess Plan which uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, if they fail to execute and adhere to non-competition and confidentiality covenants. Effective February 1, 2007, the Excess Plan was amended to allow participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits. In

November 2008, the Excess Plan was amended to provide for a voluntary enhanced retirement incentive program for those eligible employees who chose to retire on February 1, 2009 (see "Note D. Restructuring Charges").

The SRIP supplements the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. SRIP benefits are determined by a percentage of average final compensation; such percentage increases as specified service plateaus are achieved. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Under the SRIP as amended effective February 1, 2007, benefits vest when a participant both (i) attains age 55 while employed by the Company and (ii) has provided at least 10 years of service. Early vesting can occur on a change in control. In January 2009, the SRIP was amended to limit the circumstances in which early vesting can occur due to a change in control. Benefits under the SRIP are forfeit if benefits under the Excess Plan are forfeit.

Japan Plan benefits are based on monthly compensation and the numbers of years of service. Benefits are payable in a lump sum upon retirement, termination, resignation or death if the participant has completed at least three years of service.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

Effective with the first quarter of 2008, the Company changed the measurement date for its U.S. employee benefit plans from December 31 to January 31 in accordance with the measurement date provisions of SFAS No. 158. See "New Accounting Standards" within "Note B. Summary of Significant Accounting Policies" for further information.

During the fourth quarter of 2008, the Company recorded a net curtailment gain of $873,000 and special termination benefits of $63,803,000 on its pension and postretirement plans resulting from the overall reduction in the Company's staffing levels. See "Note D. Restructuring Charges" for further information.

FORM 10-K

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2009	2008	2009	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 273,564	$ 265,482	$ 29,291	$ 31,819
Adjustment due to change in measurement date	2,796	–	291	–
Service cost	16,712	17,796	1,663	1,513
Interest cost	17,516	15,932	1,811	1,671
Participants' contributions	–	–	423	293
MMA retiree drug subsidy	–	–	191	62
Actuarial gain	(32,756)	(21,253)	(4,867)	(5,053)
Benefits paid	(6,372)	(5,422)	(1,400)	(1,014)
Curtailments	(2,289)	–	2,434	–
Special termination benefits	56,811	–	6,992	–
Translation	1,855	1,029	–	–
Benefit obligation at end of year*	327,837	273,564	36,829	29,291
Change in plan assets:				
Fair value of plan assets at beginning of year	238,732	211,020	–	–
Actual return on plan assets	(72,721)	17,234	–	–
Employer contribution	675	15,900	786	659
Participants' contributions	–	–	423	293
MMA retiree drug subsidy	–	–	191	62
Benefits paid	(6,372)	(5,422)	(1,400)	(1,014)
Fair value of plan assets at end of year	160,314	238,732	–	–
Funded status at end of year	$ (167,523)	$ (34,832)	$ (36,829)	$ (29,291)

*The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated postretirement benefit obligation.

The following tables provide additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

	January 31, 2009				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$273,998	$ 29,429	$ 12,203	$ 12,207	$327,837
Fair value of plan assets	160,314	–	–	–	160,314
Funded status	$(113,684)	$ (29,429)	$ (12,203)	$ (12,207)	$(167,523)
Accumulated benefit obligation	$246,969	$ 18,113	$ 5,810	$ 9,207	$280,099

	January 31, 2008				
(in thousands)	Qualified	Excess	SRIP	Japan	Total
Projected benefit obligation	$221,595	$ 29,622	$ 13,791	$ 8,556	$273,564
Fair value of plan assets	238,732	–	–	–	238,732
Funded status	$ 17,137	$ (29,622)	$ (13,791)	$ (8,556)	$ (34,832)
Accumulated benefit obligation	$180,380	$ 14,374	$ 6,127	$ 6,085	$206,966

At January 31, 2009, the Company had a current liability of $3,749,000 and a non-current liability of $200,603,000 for pension and other postretirement benefits. At January 31, 2008, the Company had a non-current asset of $17,137,000, a current liability of $2,006,000 and a non-current liability of $79,254,000 for pension and other postretirement benefits.

Amounts recognized in accumulated other comprehensive income consist of:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2009	2008	2009	2008
Net actuarial loss (gain)	$ 56,013	$ 1,112	$ (3,646)	$ (1,269)
Prior service cost (credit)	5,867	8,623	(7,693)	(10,004)
Deferred income tax (benefit) expense	(24,537)	(3,854)	4,067	3,264
	$ 37,343	$ 5,881	$ (7,272)	$ (8,009)

The estimated pre-tax amount that will be amortized from accumulated other comprehensive income into net periodic benefit cost within the next 12 months is as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial gain	$ (297)	$ (5)
Prior service cost (credit)	1,071	(659)
	$ 774	$ (664)

FORM 10-K

Net Periodic Benefit Cost

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2009	2008	2007	2009	2008	2007
Net Periodic Benefit Cost:						
Service cost	$16,712	$17,796	$16,643	$ 1,663	$ 1,513	$ 900
Interest cost	17,516	15,932	13,739	1,811	1,671	1,417
Expected return on plan assets	(15,660)	(13,704)	(11,699)	–	–	–
Amortization of prior service cost	1,282	1,281	712	(790)	(790)	(1,291)
Amortization of net loss	645	2,957	4,186	–	10	144
Curtailment loss (gain)	638	–	–	(1,511)	–	–
Special termination benefits	56,811	–	–	6,992	–	–
Net expense	$77,944	$24,262	$23,581	$ 8,165	$ 2,404	$ 1,170

Other Amounts Recognized in Other Comprehensive Income

Other changes in plan assets and benefit obligations recognized in other comprehensive income are as follows:

	Year Ended January 31, 2009	
(in thousands)	Pension Benefits	Other Postretirement Benefits
Net expense	$ 77,944	$ 8,165
Net actuarial loss (gain)	$ 55,376	$ (2,377)
Recognized actuarial loss	(645)	–
Prior service (credit) cost	(1,373)	1,456
Recognized prior service (cost) credit	(1,282)	790
Translation	202	–
Total recognized in other comprehensive income	$ 52,278	$ (131)
Total recognized in net periodic benefit cost and other comprehensive income	$ 130,222	$ 8,034

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	January 31,	
	2009	2008
Discount rate:		
Excess Plan / SRIP	7.50%	6.50%
Qualified Plan	7.25%	6.50%
Japan Plan	2.75%	2.75%
Other Postretirement Benefits	7.25%	6.50%
Rate of increase in compensation:		
Qualified Plan	4.00%	4.00%
Excess Plan	5.50%	5.50%
SRIP	8.50%	8.50%
Japan Plan	2.25%	2.25%

Weighted-average assumptions used to determine net periodic benefit cost:

	Years Ended January 31,		
	2009	2008	2007
Discount rate:			
Qualified Plan/ Excess Plan/ SRIP	6.50%	6.00%	5.75%
Japan Plan	2.75%	2.75%	2.75%
Other Postretirement Benefits	6.50%	6.00%	5.75%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of increase in compensation:			
Qualified Plan	4.00%	3.50%	3.50%
Excess Plan	5.50%	5.00%	5.00%
SRIP	8.50%	8.00%	8.00%
Japan Plan	2.25%	2.25%	2.25%

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, a 9.00% annual rate of increase in the per capita cost of covered health care was assumed for 2009. The rate was assumed to decrease gradually to 5.00% by 2016 and remain at that level thereafter.

Assumed health-care cost trend rates have an effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $353,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $1,000 for the year ended January 31, 2009. Decreasing the assumed health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $257,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $16,000 for the year ended January 31, 2009.

Plan Assets

The Company's Qualified Plan asset allocation at the measurement date and target asset allocation by asset category are as follows:

		Percentage of Qualified Plan Assets	
Asset Category	Target Asset Allocation	January 31, 2009	December 31, 2007
Equity securities	60% – 70%	53%	66%
Debt securities	20% – 30%	36	24
Other	5 % – 15%	11	10
		100%	100%

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Qualified Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Qualified Plan are broadly diversified. Equity securities include U.S. large, middle and small capitalization equities and international equities. Debt securities include U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically. The Company's Qualified Plan assets at January 31, 2009 were affected by declines in the overall global equity and debt markets. The Company intends to re-align the assets in the Qualified Plan consistent with the target asset allocations over the long-term.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2010	$ 15,580	$ 2,416
2011	15,770	2,438
2012	16,151	2,489
2013	16,560	2,418
2014	16,908	2,386
2015-2019	100,185	11,741

Employee Profit Sharing and Retirement Savings Plan

The Company maintains an EPSRS Plan that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company did not meet its targeted earnings objectives in 2008 and, therefore, did not record any expense. The Company recorded expense of $4,750,000 and $2,450,000 in 2007 and 2006. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $7,440,000, $6,940,000 and $6,409,000 in 2008, 2007 and 2006. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee has two or more years of service, at which time the employee may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2009, investments in Company stock represented 21% of total EPSRS Plan assets.

Effective as of February 1, 2006, the EPSRS Plan was amended to provide a defined contribution retirement benefit ("DCRB") to eligible employees hired on or after January 1, 2006 (see "Pensions and Other Postretirement Benefits" above). Under the DCRB, the Company makes contributions each year to each employee's account at a rate based upon age and years of service. These contributions are deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan. The Company recorded expense of $1,606,000, $1,032,000 and $330,000 in 2008, 2007 and 2006.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors, executives and certain management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates, upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options, chosen by each participant, during the deferral period. The amounts accrued under the plans were $15,423,000 and $19,795,000 at January 31, 2009 and 2008, and are reflected in other long-term liabilities. The Company does not promise or guarantee any rate of return on amounts deferred.

P. INCOME TAXES

Earnings from continuing operations before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
United States	$ 208,619	$ 370,432	$ 284,843
Foreign	137,456	178,763	166,735
	$ 346,075	$ 549,195	$ 451,578

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Current:			
Federal	$ 53,971	$ 145,985	$ 84,477
State	15,188	26,174	17,893
Foreign	44,896	149,975	48,755
	114,055	322,134	151,125
Deferred:			
Federal	8,610	(78,094)	8,947
State	5,419	(10,085)	3,792
Foreign	(2,031)	(35,785)	51
	11,998	(123,964)	12,790
	$ 126,053	$ 198,170	$ 163,915

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2009	2008	2007
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	3.7	2.8	3.1
Foreign losses with no tax benefit	2.6	0.8	0.9
Extraterritorial income exclusion	—	—	(0.7)
Undistributed foreign earnings	(5.1)	(0.9)	(1.5)
Domestic manufacturing deduction	(0.9)	(0.7)	(0.3)
Other	1.1	(0.9)	(0.2)
	36.4%	36.1%	36.3%

The Company has the intent to indefinitely reinvest any undistributed earnings of primarily all foreign subsidiaries. As of January 31, 2009 and 2008, the Company has not provided deferred taxes on approximately $153,000,000 and $85,000,000 of undistributed earnings. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. U.S. Federal income taxes of approximately $30,100,000 and $16,600,000 would be incurred if these earnings were distributed.

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2009	2008
Deferred tax assets:		
Pension/postretirement benefits	$ 69,821	$ 23,894
Accrued expenses	22,750	9,330
Share-based compensation	30,289	26,441
Depreciation	15,494	23,135
Foreign and state net operating losses	33,957	22,638
Notes receivable	3,675	18,898
Sale-leaseback	84,248	84,287
Other	38,604	23,772
	298,838	232,395
Valuation allowance	(27,486)	(20,726)
	271,352	211,669
Deferred tax liabilities:		
Inventory	(43,133)	(21,826)
Foreign tax credit	(55,298)	(8,741)
Other	—	(2,934)
	(98,431)	(33,501)
Net deferred tax asset	$ 172,921	$ 178,168

FORM 10-K

The Company has recorded a valuation allowance against certain deferred tax assets related to state and foreign net operating loss carryforwards where recovery is uncertain. The overall valuation allowance relates to tax loss carryforwards and temporary differences for which no benefit is expected to be realized. Tax loss carryforwards of approximately $4,000,000, $35,000,000 and $108,000,000 exist in certain Federal, state and foreign jurisdictions. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from January 2010 through January 2029.

The Company adopted FIN No. 48 on February 1, 2007. As a result of the implementation of FIN No. 48, the Company recorded a non-cash cumulative transition charge of $4,299,000 as a reduction to the February 1, 2007 balance of retained earnings.

The Company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying consolidated statement of earnings. Accrued interest and penalties are included within the accounts payable and accrued liabilities and other long-term liabilities lines in the consolidated balance sheet, and were $6,464,000 and $3,395,000 at January 31, 2009 and 2008.

The following table reconciles the unrecognized tax benefits from the beginning of the period to the end of the period for the years ended January 31, 2009 and 2008:

	January 31,	
(in thousands)	2009	2008
Unrecognized tax benefits at beginning of year	$ 30,306	$ 32,118
Gross increases – tax positions in prior period	10,161	13,413
Gross decreases – tax positions in prior period	(1,125)	(16,030)
Gross increases – current period tax positions	8,888	6,654
Settlements	(214)	(4,805)
Lapse of statute of limitations	—	(1,044)
Unrecognized tax benefits at end of year	$ 48,016	$ 30,306

Included in the balance of unrecognized tax benefits at January 31, 2009 and 2008 are $18,632,000 and $14,292,000 of tax benefits that, if recognized, would affect the effective tax rate.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As a matter of course, various taxing authorities regularly audit the Company. The Company's tax filings are currently being examined by tax authorities in jurisdictions where its subsidiaries have a material presence, including U.S. Federal tax year 2006 and Japan (tax years 2003-2005). Tax years from 2003-present are open to examination in various state and other foreign jurisdictions. The Company believes that its tax positions comply with applicable tax laws and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Ongoing audits are in various stages of completion, and while the Company does not anticipate any material changes in unrecognized income tax benefits over the next 12 months, future developments in the audit process may result in a change in this assessment.

Q. SEGMENT INFORMATION

Effective with the first quarter of 2008, management has changed segment reporting to reflect operating results for the following regions: the Americas, Asia-Pacific and Europe (see "Note A. Nature of Business").

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Chief Operating Decision Maker ("CODM") regularly evaluates the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Certain information relating to the Company's segments is set forth below:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Net sales:			
Americas	$ 1,586,636	$ 1,759,868	$ 1,577,744
Asia-Pacific	921,988	853,759	748,004
Europe	284,630	243,579	185,398
Total reportable segments	2,793,254	2,857,206	2,511,146
Other	66,743	81,565	49,588
	$ 2,859,997	$ 2,938,771	$ 2,560,734
Earnings (losses) from continuing operations: *			
Americas	$ 317,964	$ 395,011	$ 342,877
Asia-Pacific	233,958	227,117	211,568
Europe	58,725	57,385	31,964
Total reportable segments	610,647	679,513	586,409
Other	(24,868)	(33,038)	(14,379)
	$ 585,779	$ 646,475	$ 572,030

*Represents earnings (losses) from continuing operations before unallocated corporate expenses, other operating income, restructuring charges and interest expense, financing costs and other income, net.

The Company's CODM does not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from continuing operations to the Company's consolidated earnings from continuing operations before income taxes:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Earnings from continuing operations for segments	$ 585,779	$ 646,475	$ 572,030
Unallocated corporate expenses	(101,889)	(127,007)	(109,964)
Restructuring charges	(97,839)	—	—
Other operating income	—	105,051	—
Other operating expenses	(11,062)	(67,193)	—
Interest expense, financing costs and other income, net	(28,914)	(8,131)	(10,488)
Earnings from continuing operations before income taxes	$ 346,075	$ 549,195	$ 451,578

Unallocated corporate expenses includes certain costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for information technology, finance, legal and human resources. In addition, unallocated corporate expenses for the year ended January 31, 2008 includes a $10,000,000 contribution to The Tiffany & Co. Foundation, a private charitable foundation established by the Company.

FORM 10-K

FORM 10-K

Other operating income for the year ended January 31, 2008 includes the $105,051,000 pre-tax gain on the sale-leaseback of the land and building housing a TIFFANY & CO. store in Tokyo's Ginza shopping district.

Restructuring charges for the year ended January 31, 2009 represents a $97,839,000 pre-tax charge associated with the Company's staffing reduction initiatives.

Other operating expenses for the year ended January 31, 2009 represents a pre-tax impairment charge related to the Company's investment in Target. Other operating expenses for the year ended January 31, 2008 includes the $47,981,000 pre-tax impairment charge on the note receivable from Tahera and the $19,212,000 pre-tax charge related to management's decision to discontinue certain watch models as a result of the Company's agreement by which The Swatch Group Ltd. will design, manufacture, distribute and market TIFFANY & CO. brand watches worldwide.

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Net sales:			
United States	$ 1,547,031	$ 1,734,139	$ 1,560,930
Japan	533,474	498,501	491,312
Other countries	779,492	706,131	508,492
	$ 2,859,997	$ 2,938,771	$ 2,560,734
Long-lived assets:			
United States	$ 626,140	$ 658,141	$ 626,262
Japan	39,524	15,427	152,791
Other countries	106,587	104,329	159,857
	$ 772,251	$ 777,897	$ 938,910

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2009	2008	2007
Net sales:			
Gemstone jewelry and band rings	$ 764,182	$ 832,374	$ 709,852
Diamond rings and wedding bands	568,137	528,216	444,557
Non-gemstone gold or platinum jewelry	302,247	312,727	280,410
Non-gemstone sterling silver jewelry	843,773	838,894	744,159
All other	381,658	426,560	381,756
	$ 2,859,997	$ 2,938,771	$ 2,560,734

R. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	2008 Quarters Ended April 30	July 31	October 31	January 31[a]
Net sales	$ 668,149	$ 732,403	$ 618,230	$ 841,215
Gross profit	381,254	423,202	348,020	492,944
Earnings from continuing operations	103,309	131,495	78,521	61,664
Net earnings from continuing operations	64,390	80,770	43,777	31,085
Net earnings	64,390	80,770	43,777	31,085
Earnings from continuing operations per share:				
Basic	$ 0.51	$ 0.64	$ 0.35	$ 0.25
Diluted	$ 0.50	$ 0.63	$ 0.35	$ 0.25
Net earnings per share:				
Basic	$ 0.51	$ 0.64	$ 0.35	$ 0.25
Diluted	$ 0.50	$ 0.63	$ 0.35	$ 0.25

[a] Includes (i) a pre-tax charge of $97,839,000, or $0.47 per diluted share after tax, related to the Company's restructuring actions announced during the fourth quarter of 2008 (see "Note D. Restructuring Charges"); (ii) a pre-tax charge of $12,373,000, or $0.07 per diluted share after tax, related to the impairment of the investment in Target Resources plc (see "Note K. Commitments and Contingencies"); (iii) a pre-tax charge of $7,549,000, or $0.04 per diluted share after tax, related to the Company's plans to close its IRIDESSE stores (see "Note C. Dispositions"); and (iv) a pre-tax charge of $3,382,000, or $0.02 per diluted share after tax, for the closing of a diamond polishing facility in Yellowknife, Northwest Territories (see "Note C. Dispositions").

(in thousands, except per share amounts)	2007 Quarters Ended April 30	July 31[a]	October 31[a,b]	January 31[c,d]
Net sales	$ 595,729	$ 662,562	$ 627,323	$ 1,053,157
Gross profit	333,958	371,906	341,547	609,854
Earnings from continuing operations	87,917	112,787	158,195	198,427
Net earnings from continuing operations	53,827	66,709	103,102	127,387
Net earnings	54,081	40,463	101,547	127,387
Earnings from continuing operations per share:				
Basic	$ 0.39	$ 0.49	$ 0.76	$ 0.98
Diluted	$ 0.39	$ 0.48	$ 0.74	$ 0.96
Net earnings per share:				
Basic	$ 0.40	$ 0.30	$ 0.75	$ 0.98
Diluted	$ 0.39	$ 0.29	$ 0.73	$ 0.96

[a] Includes a pre-tax charge of $54,861,000, or $0.17 per diluted share after tax, in the quarter ended July 31 and pre-tax income of $601,000, or $0.01 per diluted share after tax, in the quarter ended October 31, both due to the sale of Little Switzerland (see "Note C. Dispositions").

[b] Includes a pre-tax gain of $105,051,000, or $0.48 per diluted share after tax, due to the sale-leaseback of a TIFFANY & CO. store in Tokyo's Ginza shopping district (see "Note K. Commitments and Contingencies").

[c] Includes (i) a pre-tax charge of $47,981,000, or $0.22 per diluted share after tax, related to the impairment of the Tahera note receivable (see "Note K. Commitments and Contingencies"); (ii) a pre-tax charge of $19,212,000, or

FORM 10-K

$0.09 per diluted share after tax, related to management's decision to discontinue certain watches as a result of the Company's recent agreement with The Swatch Group Ltd. (see "Note F. Inventories"); and (iii) a pre-tax charge of $15,532,000, or $0.07 per diluted share after tax, related to impairment losses associated with the Company's IRIDESSE business (see "Note B. Summary of Significant Accounting Policies").

[d] Previously reported fourth quarter amounts have been revised by $10,160,000 of pre-tax income ($9,137,000 net after-tax income, or $0.07 per diluted share after tax) to reflect a change in inventory accounting from the LIFO method to the average cost method (see "Note B. Summary of Significant Accounting Policies").

The sum of the quarterly net earnings per share amounts in the above tables may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

S. SUBSEQUENT EVENT

In February 2009, the Company entered into a long-term note agreement for $250,000,000, comprised of $125,000,000 of its Series A-2009 and $125,000,000 of its Series B-2009 Senior Notes, due February 2017 and February 2019, bearing interest at a rate of 10.00% upon maturity. The proceeds are available to refinance existing indebtedness and for general corporate purposes. The agreement requires lump sum repayments upon maturity and includes specific financial covenants and ratios and limits certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In addition, Registrant's chief executive officer and chief financial officer have determined that there have been no changes in Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Registrant's internal control over financial reporting.

Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-46.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2009 based on criteria in Internal Control – Integrated Framework issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of January 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-46.

FORM 10-K

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ James N. Fernandez
Executive Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

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PART III

Item 10. Directors and Executive Officers and Corporate Governance.

Incorporated by reference from the sections titled "Ownership by Directors, Director Nominees and Executive Officers," "Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements" and "DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD. Item 1. Election of Directors" in Registrant's Proxy Statement dated April 9, 2009.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, http://investor.tiffany.com/governance.cfm; go to "Code of Conduct." The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 9, 2009, for information within the section titled "Business Conduct Policy and Code of Ethics."

FORM 10-K

Item 11. Executive Compensation.

Incorporated by reference from the section titled "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS" in Registrant's Proxy Statement dated April 9, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from the section titled "OWNERSHIP OF THE COMPANY" in Registrant's Proxy Statement dated April 9, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from the sections titled "Independent Directors Constitute a Majority of the Board," "TRANSACTIONS WITH RELATED PERSONS" and "EXECUTIVE OFFICERS OF THE COMPANY" in Registrant's Proxy Statement dated April 9, 2009.

Item 14. Principal Accountant Fees and Services.

Incorporated by reference from the section titled "Fees and Services of PricewaterhouseCoopers LLP" in Registrant's Proxy Statement dated April 9, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2009 and 2008.

Consolidated Statements of Earnings for the years ended January 31, 2009, 2008 and 2007.

Consolidated Statements of Stockholders' Equity and Comprehensive Earnings for the years ended January 31, 2009, 2008 and 2007.

Consolidated Statements of Cash Flows for the years ended January 31, 2009, 2008 and 2007.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are neither applicable nor required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The following exhibits have been filed with the Securities and Exchange Commission, but are not attached to copies of this Annual Report on Form 10-K other than complete copies filed with said Commission and the New York Stock Exchange:

Exhibit	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Previously filed as Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended July 19, 2007. Incorporated by reference from Exhibit 3.2 to Registrant's Report on Form 8-K dated July 20, 2007.

Exhibit	Description
10.5	Designer Agreement between Tiffany and Paloma Picasso dated April 4, 1985. Incorporated by reference from Exhibit 10.5 filed with Registrant's Registration Statement on Form S-1, Registration No. 33-12818 (the "Registration Statement").
10.122	Agreement dated as of April 3, 1996 among American Family Life Assurance Company of Columbus, Japan Branch, Tiffany & Co. Japan, Inc., Japan Branch, and Registrant, as Guarantor, for yen 5,000,000,000 Loan Due 2011. Incorporated by reference from Exhibit 10.122 filed with Registrant's Report on Form 10-Q for the Fiscal quarter ended April 30, 1996.
10.122a	Amendment No. 1 to the Agreement referred to in Exhibit 10.122 above dated November 18, 1998. Incorporated by reference from Exhibit 10.122a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.122b	Guarantee by Tiffany & Co. of the obligations under the Agreement referred to in Exhibit 10.122 above dated April 3, 1996. Incorporated by reference from Exhibit 10.122b filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122c	Amendment No. 2 to Guarantee referred to in Exhibit 10.122b above, dated October 15, 1999. Incorporated by reference from Exhibit 10.122c filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122d	Amendment No. 3 to Guarantee referred to in Exhibit 10.122b above, dated July 16, 2002. Incorporated by reference from Exhibit 10.122d filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.122e	Amendment No. 4 to Guarantee referred to in Exhibit 10.122b above, dated December 9, 2005. Incorporated by reference from Exhibit 10.122e filed with Registrant's Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.122f	Amendment No. 5 to Guarantee referred to in Exhibit 10.122b above, dated May 31, 2006.
10.123	Agreement made effective as of February 1, 1997 by and between Tiffany and Elsa Peretti. Incorporated by reference from Exhibit 10.123 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.126	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B, and 4.7 thereto, dated as of December 30, 1998 in respect of Registrant's $60 million principal amount 6.90% Series A Senior Notes due December 30, 2008 and $40 million principal amount 7.05% Series B Senior Notes due December 30, 2010. Incorporated by reference from Exhibit 10.126 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.126a	First Amendment and Waiver Agreement to Form of Note Purchase Agreement referred to in previously filed Exhibit 10.126, dated May 16, 2002. Incorporated by reference from Exhibit 10.126a filed with Registrant's Report on Form 8-K dated June 10, 2002.

Exhibit	Description
10.128	Agreement and Memorandum of Agreement made the 1st day of February 2009 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated February 18, 2009.
10.132	Form of Note Purchase Agreement between Registrant and various institutional note purchasers with Schedules B, 5.14 and 5.15 and Exhibits 1A, 1B and 4.7 thereto, dated as of July 18, 2002 in respect of Registrant's $40,000,000 principal amount 6.15% Series C Notes due July 18, 2009 and $60,000,000 principal amount 6.56% Series D Notes due July 18, 2012. Incorporated by reference from Exhibit 10.132 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.133	Guaranty Agreement dated July 18, 2002 with respect to the Note Purchase Agreements (see Exhibit 10.132 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.133 filed with Registrant's Report on Form 8-K dated August 2, 2002.
10.134	Translation of Condition of Bonds applied to Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.134 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135	Translation of Application of Bonds for Tiffany & Co. Japan Inc. First Series Yen Bonds due 2010 in the aggregate principal amount of 15,000,000,000 yen issued September 30, 2003 (for Qualified Investors Only). Incorporated by reference from Exhibit 10.135 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.135a	Translation of Amendment of Application of Bonds referred to in Exhibit 10.135. Incorporated by reference from Exhibit 10.135a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.136	Payment Guarantee dated September 30, 2003 made by Tiffany & Co. for the benefit of the Qualified Investors of the Bonds referred to in Exhibit 10.134. Incorporated by reference from Exhibit 10.136 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
10.145	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.145a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.

Exhibit	Description
10.146	Credit Agreement dated as of July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.146a	Increase Supplement dated as of October 27, 2006 to the Credit Agreement dated July 20, 2005 by and among Registrant, Tiffany and Company, Tiffany & Co. International, each other Subsidiary of Registrant that is Borrower and is a signatory thereto and The Bank of New York, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146a filed with Registrant's Report on Form 10-K for the Fiscal Year ended January 31, 2007.
10.146b	Amendment No. 1 to the Credit Agreement dated July 20, 2005, between The Bank of New York Mellon and Tiffany & Co., Tiffany and Company, Tiffany & Co. International, and each other Subsidiary that is a Borrower. Incorporated by reference from Exhibit 10.146b filed with Registrant's Report on Form 8-K dated March 23, 2009.
10.147	Guaranty Agreement dated as of July 20, 2005, with respect to the Credit Agreement (see Exhibit 10.146 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International, and Tiffany & Co. Japan Inc. and The Bank of New York, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated July 20, 2005.
10.149	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
10.155	Form of Note Purchase and Private Shelf Agreement dated as of December 23, 2008 by and between Registrant and various institutional note purchasers with respect to Registrant's $100 million principal amount 9.05% Series A Senior Notes due December 23, 2015 and up to $50 Million Private Shelf Facility. Incorporated by reference from Exhibit 10.155 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.156	Guaranty Agreement dated December 23, 2008 with respect to the Note Purchase Agreements (see Exhibit 10.155 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.156 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.157	Form of Note Purchase Agreement dated as of February 12, 2009 by and between Registrant and certain subsidiaries of Berkshire Hathaway Inc. with respect to Registrant's $125 million principal amount 10% Series A-2009 Senior Notes due February 13, 2017 and $125 million principal amount 10% Series B-2009 Senior Notes due February 13, 2019. Incorporated by reference from Exhibit 10.157 filed on Registrant's Report on Form 8-K dated February 13, 2009.

Exhibit	Description
10.158	Guaranty Agreement dated February 12, 2009 with respect to the Note Purchase Agreements (see Exhibit 10.157 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.158 filed on Registrant's Report on Form 8-K dated February 13, 2009.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy. Incorporated by reference from Exhibit 14.1 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2004.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Executive Compensation Plans and Arrangements

Exhibit	Description
4.3	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
4.3a	Registrant's 2008 Directors Equity Compensation Plan. Incorporated by reference from Exhibit 4.3a filed with Registrant's Report on Form 8-K dated March 23, 2009.
4.4	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Previously filed as Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.3	Registrant's 1986 Stock Option Plan and terms of stock option agreement, as last amended on July 16, 1998. Incorporated by reference from Exhibit 10.3 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.

Exhibit	Description
10.49a	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.60	Registrant's 1988 Director Stock Option Plan and form of stock option agreement, as last amended on November 21, 1996. Incorporated by reference from Exhibit 10.60 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1997.
10.106	Amended and Restated Tiffany and Company Executive Deferral Plan originally made effective October 1, 1989, as amended effective November 23, 2005. Incorporated by reference from Exhibit 10.106 to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2006.
10.106a	Registrant's Amendments Nos. 1 and 2, dated July 12, 2006 and December 23, 2008 respectively, to Amended and Restated Tiffany and Company Executive Deferral Plan as previously amended effective November 23, 2005. Incorporated by reference from Exhibit 10.106a on Registrant's Report on Form 8-K dated February 2, 2009.
10.108	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.
10.109	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.114	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of January 31, 2009. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.127c	Form of 2009 Retention Agreement between and among Registrant and Tiffany and Company ("Tiffany") and those executive officers indicated within the form and Appendices I and II to such Agreement. Incorporated by reference from Exhibit 10.127c filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.128	Group Long Term Disability Insurance Policy issued by UnumProvident, Policy No. 533717 001. Incorporated by reference from Exhibit 10.128 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2003.
10.137	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.138	2004 Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits, Amended and Restated as of January 12, 2009. Incorporated by reference from Exhibit 10.138 filed with Registrant's Report on Form 8-K dated February 2, 2009.

FORM 10-K

Exhibit	Description
10.139c	Form of Fiscal 2008 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.139c filed with Registrant's Report on Form 10-K dated March 28, 2008.
10.139d	Form of Fiscal 2009 Cash Incentive Award Agreement for certain executive officers under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006.
10.140	Form of Terms of Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.140 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.140a	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.140b	Terms of 2009 Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 28, 2009 for use with grants made that same date. Incorporated by reference from Exhibit 10.140b filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.142	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.143a	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.144	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.144a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.

Exhibit	Description
10.144b	Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.144b filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.150	Form of Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 1998 Employee Incentive Plan and 2005 Employee Incentive Plan. Incorporated by reference as previously filed as Exhibit 10.146 with Registrant's Report on Form 8-K dated May 23, 2005.
10.150a	Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to employees other than Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.150a filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.151	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Incorporated by reference as previously filed as Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.
10.151a	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.151a filed with Registrant's Report on Form 8-K dated March 26, 2007.
10.152	Share Ownership Policy for Executive Officers and Directors, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.152 filed with Registrant's Report on Form 8-K dated March 22, 2007.
10.153	Corporate Governance Principles, Amended and Restated as of March 15, 2007. Incorporated by reference from Exhibit 10.153 filed with Registrant's Report on Form 8-K dated March 22, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ James N. Fernandez

James N. Fernandez
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Gary E. Costley

Gary E. Costley
Director

By: /s/ Lawrence K. Fish

Lawrence K. Fish
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ Peter W. May

Peter W. May
Director

By: /s/ J. Thomas Presby

J. Thomas Presby
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

March 30, 2009

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2009:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 3,355	$ 5,963	$ –	$ 4,624[a]	$ 4,694
Sales returns	6,357	1,611	–	2,728[b]	5,240
Allowance for inventory liquidation and obsolescence	49,226	27,296	–	32,566[c]	43,956
Allowance for inventory shrinkage	684	3,210	–	2,972[d]	922
Deferred tax valuation allowance	20,726	6,760	–	–	27,486

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2008:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,445	$ 3,801	$ –	$ 2,891[a]	$ 3,355
Sales returns	5,455	1,380	–	478[b]	6,357
Allowance for inventory liquidation and obsolescence	26,340	35,359	–	12,473[c]	49,226
Allowance for inventory shrinkage	384	2,960	–	2,660[d]	684
Deferred tax valuation allowance	19,626	1,502	–	402[e]	20,726

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Utilization of deferred tax loss carryforward.

FORM 10-K

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2007:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,118	$ 1,922	$ –	$ 1,595 [a]	$ 2,445
Sales returns	5,884	–	–	429 [b]	5,455
Allowance for inventory liquidation and obsolescence	25,006	9,879	–	8,545 [c]	26,340
Allowance for inventory shrinkage	1,001	2,227	–	2,844 [d]	384
Deferred tax valuation allowance	10,080	9,546	–	–	19,626

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.

FORM 10-K

2009 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

PROXY STATEMENT

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 21, 2009, at 9:00 a.m. in the Cosmopolitan Suite of the Four Seasons Hotel, 57 East 57th Street between Madison and Park Avenue, New York, New York.

This proxy statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 9, 2009. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2009 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 23, 2009, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This proxy statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during Fiscal 2008 (February 1, 2008 to January 31, 2009). As is the practice of many other companies, the Company is now providing proxy materials by a "notice and access" process through the Internet. This enables the Company to reduce the cost of paper, printing and postage and, of great importance, to substantially reduce paper use in order to benefit our environment. Those stockholders who wish to receive a paper report may request one.

How to Request and Receive a PAPER or E-MAIL Copy of the Proxy Materials

OPTION A: If you are a beneficial stockholder (beneficial stockholders typically have their shares held at brokerage firms or at other financial institutions):

1) By Internet: www.proxyvote.com
2) By Telephone: 1-800-579-1639
3) By E-Mail*: sendmaterial@proxyvote.com

*** If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the Notice of Proxy) in the subject line.**

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.

OPTION B: If you are a registered stockholder (registered stockholders typically have their shares held in stock certificate form or in book entry form by Tiffany's transfer agent, BNY Mellon Shareowner Services):

1) By Internet: http://bnymellon.mobular.net/bnymellon/tif
2) By Telephone: 1-888-313-0164 (outside of the U.S. and Canada call 201-680-6688)
3) By Email**: shrrelations@bnymellon.com

**** You must reference your 11-Digit Control Number to request a paper copy of the proxy materials.**

Please make the requests as instructed above on or before May 7, 2009 to facilitate timely delivery.

You may also find important information about the Company, with its principal executive offices at 727 Fifth Avenue, New York, New York 10022, on our website at http://investor.tiffany.com and you will find additional information concerning some of the subjects addressed in this document.

Important Notice Regarding Internet Availability of Proxy Materials for the Stockholder Meeting to be Held on May 21, 2009.

The Proxy Statement and Annual Report to Stockholders are available at http://bnymellon.mobular.net/bnymellon/tif

Matters to Be Voted On at the 2009 Annual Meeting

There are three matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board;
- Ratification of the selection of the independent registered public accounting firm to audit our Fiscal 2009 financial statements; and
- Approval of an amendment to the Tiffany & Co. 2005 Employee Incentive Plan to increase by 2,500,000 the maximum number of shares that may be issued under the Plan.

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided; or
- Call the telephone number listed on your proxy card or notice and follow the pre-recorded instructions; or
- Use the Internet to vote by going to the Internet address listed on your proxy card or notice; have your proxy card or notice in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2009 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement. If you sign and return your proxy card but do not give voting instructions, your proxy will vote the shares represented thereby **for** the election of each of the director nominees listed in Proposal No. 1 below, **for** approval of Proposal No. 2, which is discussed below and **for** approval of Proposal No. 3, which is also discussed below. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. In addition, you will not be able to vote at the meeting unless you obtain a legal proxy from the record holder of your shares.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel – your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site;
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy; or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date and entitled to vote at the Annual Meeting must be present.

The number of shares outstanding at the close of business on March 23, 2009, the record date, was 123,925,208. Therefore, 61,962,605 shares must be present at our 2009 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or
- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstain" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required To Approve Each Proposal

Each nominee for director shall be elected by a majority of the votes cast "for" or "against" her or him at the Annual Meeting. That means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee. To vote "for" or "against" any of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

You may abstain on the vote for any nominee but your abstention will not have any effect on the outcome of the election of directors. A broker non-vote has the same effect as an abstention: neither will have any effect on the outcome of the election of directors. To abstain on the vote on any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

The proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2009 will be decided by the affirmative vote of the majority of shares present at the meeting. That means that the proposal will pass if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting -- in other words, you indicate "abstain" on the proxy card, by telephone or by Internet -- it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

The proposal to approve the amendment to the Tiffany & Co. 2005 Employee Incentive Plan will be decided as follows. First, a majority of shares outstanding on March 23, 2009, must actually vote on the proposal. For this purpose, abstentions will count as votes cast but broker non-votes will not. Second, a majority of those shares actually voting on the proposal must vote in favor of it. For this purpose, abstentions will have the same legal effect as a vote "against" the proposal and broker non-votes will be disregarded. That means that holders of 61,962,605 shares of common stock must actually vote "for" or "against" the proposal (or submit their proxies but "abstain" from voting on the proposal) and at least a majority of those voting must vote "for" the proposal.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2009 financial statements; and
- FOR the approval of the amendment to the Tiffany & Co. 2005 Employee Incentive Plan.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Inc. has agreed to perform this service for a fee of not more than $7,500, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

This particular solicitation is being made by mail, but proxies may also be solicited in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own At Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 27, 2009. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)		Percent of Class
Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, NY 10017	8,488,600	(b) (c)	6.90%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) The "Filing Persons" discussed below reported such beneficial ownership to the SEC on their Schedule 13D as of March 27, 2009 and that they shared voting power and shared dispositive power with respect to such shares. According to said Schedule 13D, the Filing Persons are Trian Partners GP, L.P., Trian Partners General Partner, LLC, Trian Partners, L.P., Trian Partners Master Fund, L.P., a Cayman Islands limited partnership, Trian Partners Parallel Fund I., L.P., Trian Partners Parallel Fund I General Partner LLC, Trian Partners Parallel Fund II L.P., Trian Partners Parallel Fund II GP, L.P., Trian Partners Parallel Fund II General Partner,

PROXY STATEMENT

LLC, Trian Fund Management, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May and Edward P. Garden.

c) Peter W. May, referred to in Note (b) above, is a nominee of the Board for election as a director. See Item 1 – Election of Directors below.

Ownership by Directors, Director Nominees and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 23, 2009 by those persons who are director nominees or who were, as of the end of Fiscal 2008, directors, the principal executive officer (the "CEO"), the principal financial officer (the "CFO") and the three next most highly compensated executive officers of the Company:

Name	Amount and Nature of Beneficial Ownership		Percent Of Class[a]
Directors			
Rose Marie Bravo	86,216	b	*
Gary E. Costley	16,000	c	*
Lawrence K. Fish	20,000	d	*
Abby F. Kohnstamm	67,000	e	*
Michael J. Kowalski (CEO)	1,431,352	f	1.2
Charles K. Marquis	231,620	g	*
Peter W. May	10,738,600	h	8.7
J. Thomas Presby	41,900	i	*
William A. Shutzer	322,562	j	*
Executive Officers			
James E. Quinn	754,523	k	*
Beth O. Canavan	338,233	l	*
James N. Fernandez (CFO)	526,639	m	*
Jon M. King	161,774	n	*
All executive officers and directors as a group (19 persons):	15,609,784	o	12.6

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 82,216 shares issuable upon the exercise of "Vested Stock Options," which are stock options that either are exercisable as of March 23, 2009 or will become exercisable within 60 days of that date.

c) Includes 15,000 shares issuable upon the exercise of Vested Stock Options.

d) Includes 20,000 shares issuable upon the exercise of Vested Stock Options.

e) Includes 65,000 shares issuable upon the exercise of Vested Stock Options.

f) Includes 1,017,500 shares issuable upon the exercise of Vested Stock Options.

g) Includes 109,732 shares issuable upon the exercise of Vested Stock Options.

h) As of March 27, 2009 Trian Fund Management L.P. reduced its holdings to 8,488,600 shares. See Stockholders Who Own At Least Five Percent of the Company above and reference Trian Fund Management, L.P. and Peter W. May in Note b) thereto. Includes 20,000 shares issuable upon the exercise of Vested Stock Options.

i) Includes 40,000 shares issuable upon the exercise of Vested Stock Options.

j) Includes 75,000 shares issuable upon the exercise of Vested Stock Options, 5,100 shares held by or for Mr. Shutzer's minor child, 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner and 6,000 shares held in a defined benefit plan. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd.

k) Includes 685,500 shares issuable upon the exercise of Vested Stock Options; 140 shares credited to Mr. Quinn's account under the Company's Employee Profit Sharing and Retirement Savings Plan; 57,883 shares held by Mr. Quinn's wife; 4,000 shares owned by Mr. Quinn's minor child under the UGMA.

l) Includes 316,000 shares issuable upon the exercise of Vested Stock Options and 566 shares credited to Mrs. Canavan's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

m) Includes 489,500 shares issuable upon the exercise of Vested Stock Options and 139 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

n) Includes 149,000 shares issuable upon the exercise of Vested Stock Options and 440 shares credited to Mr. King's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

o) Includes 3,887,288 shares issuable upon the exercise of Vested Stock Options and 2,735 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

See "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS, Compensation Discussion and Analysis, *Equity Ownership by Executive Officers and Directors*" on page PS-31 below for a discussion of the Company's share ownership policy.

PROXY STATEMENT

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to Fiscal 2008, all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied.

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has selected PwC as the independent registered public accounting firm to audit the Company's financial statements and effectiveness of internal controls for the fiscal year ending January 31, 2010. This Audit Committee is directly responsible for appointing the independent auditors. In making this selection, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human resources, (vii) investment advice or investment banking, (viii) legal services, and (ix) expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting for the years ended January 31, 2009 and 2008, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2009	January 31, 2008
Audit Fees	$ 2,436,500	$ 2,320,500
Audit-related Fees[a]	22,300	79,250
Audit and Audit-related Fees	2,458,800	2,399,750
Tax Fees[b]	1,544,350	1,477,100
All Other Fees[c]	12,600	16,300
Total Fees	$ 4,015,750	$ 3,893,150

a) In 2007, audit related fees consisted principally of fees for audits of financial statements of certain employee benefit plans. In 2008, the Company did not use PwC for the audits of these benefit plans.

b) Tax fees consist of fees for tax consultation and tax compliance services. These fees included tax filing and compliance fees of $1,337,150 for the year ended January 31, 2009 and $1,090,200 for the year ended January 31, 2008.

c) All other fees consist of costs for software used by the Finance Division and other advisory services for the years ended January 31, 2009 and January 31, 2008.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. Under the Company's Corporate Governance Principles, directors may not serve on a total of more than six public company boards. Service on the Board is included in that total.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles may be viewed on the Company's website http://investor.tiffany.com/governance.cfm and as Appendix I to this Proxy Statement. The responsibilities of the Board include:

- Management succession;
- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides. In addition, at least once per year the independent directors meet separately in executive session.

Communication with Non-management Directors

Stockholders may send written communications to the entire Board or to any of the non-management directors by addressing their concerns to Mr. Marquis, Chairman of the Nominating/Corporate Governance Committee (presiding director), at the following address: Corporate Secretary (Legal Department), Tiffany & Co., 600 Madison Avenue, Eighth floor,

New York, New York 10022. All communications will be compiled by the Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All nine directors attended the Annual Meeting held in May 2008.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors (each of whom is also a nominee for re-election) is "independent" under the listing standards of the New York Stock Exchange in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company): Rose Marie Bravo, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm, Charles K. Marquis, Peter W. May, and J. Thomas Presby.

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors and nominees is independent as defined in such Rules.

In addition, the Board has affirmatively determined that J. Thomas Presby, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm, and Charles K. Marquis meet the additional, heightened independence criteria applicable to audit committee members under New York Stock Exchange rules.

In determining that Ms. Kohnstamm is independent, the Board considered that IBM Corporation, of which she was an officer until January 2006, sells data-processing and communication hardware, software and services to Tiffany and Tiffany sells business gifts to IBM. However, these sales constitute far less than one percent of the consolidated sales of each seller (IBM and Tiffany, respectively). The Board considered all relevant facts and circumstances, including the amount of such sales in the context of the size of the businesses of the Company and IBM Corporation, the fact that Ms. Kohnstamm was not responsible at IBM Corporation for such sales in the course of her duties, and that such sales were long-standing business practices prior to the time Ms. Kohnstamm was recruited to the Board.

In determining that Mr. May is independent, the Board considered the *Commentary* set forth in the New York Stock Exchange's *Listed Company Manual*, section 303A.02, which states "... as the concern is independence from management, the Exchange does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding." See "OWNERSHIP OF THE COMPANY, Stockholders Who Own At Least Five Percent of the Company" above.

In determining that Mr. Fish is independent, the Board considered banking relationships that exist between ABN/AMRO and the Company. Both ABN/AMRO and Citizens Financial Group are subsidiaries of the Royal Bank of Scotland Group. Mr. Fish was, until recently, an employee of Citizens Financial Group and a director of Royal Bank of Scotland Group. A portion of the operations of ABN/AMRO was recently acquired by Royal Bank of Scotland Group. The Company does banking business with ABN/AMRO.

To our knowledge, none of the other independent directors has any direct or indirect relationship with the Company, other than as a director, and none of the independent directors serves as an executive officer of any charitable organization to which the Company or any of its affiliates have made any significant contributions within the preceding three years other than as follows: Mr. May serves as Chairman of The Mount Sinai Medical Center Board of Trustees; in Fiscal 2008, 2007, 2006 and 2005 respectively the Company donated approximately $2,840, $11,000, $58,000 and $50,000 in cash and/or goods to this institution. Mr. May was not involved in soliciting these donations.

Meetings and Attendance during Fiscal 2008

In Fiscal 2008, the Board held a total number of 7 meetings (including telephonic meetings). All current and incumbent directors attended at least 84% of the aggregate number of meetings of the Board and those committees (including the Audit Committee, Compensation Committee, Stock Option Subcommittee, Nominating/Corporate Governance Committee, and the Finance Committee) on which they served during their period of service (Messrs. Fish and May joined the Board in May 2008 and hence did not serve for the full year).

Committees of the Board

Committees Composed Entirely of Independent Directors

Audit J. Thomas Presby, Chair Gary E. Costley Lawrence K. Fish (joined in March 2009) Abby F. Kohnstamm Charles K. Marquis	*Nominating/Corporate Governance* Charles K. Marquis, Chair Rose Marie Bravo Gary E. Costley Abby F. Kohnstamm J. Thomas Presby
Compensation Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis Peter W. May	*Stock Option Subcommittee* Gary E. Costley, Chair Rose Marie Bravo Abby F. Kohnstamm Charles K. Marquis Peter W. May

Committees Including Non-Independent Directors

Finance William A. Shutzer, Chair Lawrence K. Fish Peter W. May	*Corporate Social Responsibility* Lawrence K. Fish, Chair Abby F. Kohnstamm Michael J. Kowalski
Dividend Michael J. Kowalski	

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board;

- Criteria for the selection of nominees for election to the Board;
- Nominees to fill vacancies on the Board; and
- Nominees for election to the Board.

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Corporate Secretary (Legal Department), Tiffany & Co., 600 Madison Avenue, New York, New York 10022. Candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates director candidates suggested by others. See our Corporate Governance Principles which are available on our website http://investor.tiffany.com/governance.cfm and as Appendix I to this Proxy Statement.

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the full Board. The Dividend Committee acts by unanimous written consent and did not meet in Fiscal 2008. Mr. Kowalski is the sole member of the Dividend Committee.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers; and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

For additional information regarding the operation of the Compensation Committee, including the role of consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Committee Process" beginning on page PS-37 of the "Compensation Discussion and Analysis" below. The Compensation Committee's report appears on page PS-40.

Compensation for the non-management members of the Board is set by the Board with advice from the Nominating/Corporate Governance Committee.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan. All members of the Compensation Committee are members of this subcommittee.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2008 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed during Fiscal 2008.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a) (58)(A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm. Under its charter, the Audit Committee's responsibilities include:

- Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;
- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal control over financial reporting;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise, and that Mr. Presby meets the SEC criteria of an "audit committee financial expert." Mr. Presby is a member of the National Association of Corporate Directors and chairs the audit committees of four public companies in addition to that of the Company. In view of Mr. Presby's full-time commitment to work as an independent director, the Board has determined that his simultaneous service on five audit committees will not impair his ability to effectively serve on the Company's Audit Committee. The report of the Audit Committee is on page PS-17.

Finance Committee

In May 2008, the Board formed the Finance Committee to assist the Board with its oversight of the Company's capital structure, dividend policy, repurchase of the Company's capital stock, debt and equity financings, and the retention of investment bankers and other financial advisors to the Board. The Finance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm.

Corporate Social Responsibility Committee

In March 2009, the Board formed the Corporate Social Responsibility Committee to assist the Board with its oversight of the Company's policies and practices involving the environment, vendor workplace conditions and employment practices, community affairs, sustainable product sourcing, corporate charitable giving, governmental relations, political activities and diversity in employment. The Corporate Social Responsibility Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, http://investor.tiffany.com/governance.cfm.

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

Resignation on Job Change or New Directorship

Under the Company's Corporate Governance Principles, a director must submit a letter of resignation to the Nominating/Corporate Governance Committee on a change in employment or significant change in job responsibilities and upon accepting or resolving to accept a directorship with another public company. The Committee may either accept or reject such resignation, but must act within 10 days after considering, in light of the circumstances, the continued appropriateness of the continued service of the director.

Business Conduct Policy and Code of Ethics

Since the 1980s, the Company has had a policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll-free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll-free phone number is 877-806-7464. The hotline is operated by a third party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the Chief Executive Officer, the Chief Financial Officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website, http://investor.tiffany.com/governance.cfm. We have also filed a copy of the Code with the SEC as an exhibit to our Annual Report on Form 10-K for Fiscal 2008. The Board has not adopted a policy by which it will disclose amendments to, or waivers from, the Company's Code of Business and Ethical Conduct on our website. Accordingly, we will file a report on Form 8-K if that Code is amended or if the Board has granted a waiver from such Code, including an implicit waiver. We will file such a report only if the waiver applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and if such waiver relates to: honest and ethical conduct; full, fair, accurate, timely, and understandable disclosure; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; or accountability for adherence to the Code.

The Nominating/Corporate Governance Committee, Audit Committee and Compensation Committee charters as well as the Code of Ethics and the Corporate Governance Principles are available in print to any stockholder who requests them.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

TRANSACTIONS WITH RELATED PERSONS

The Board has adopted policies and procedures for the review, approval or ratification of transactions with the Company (or any subsidiary) in which any director or executive officer, any nominee for election as a director, any immediate family member of such an officer, director or nominee or any five-percent holder of the Company's securities has a direct or indirect material interest. Such transactions are referred to the Nominating/Corporate Governance Committee for review. In determining whether to approve or ratify any transaction, the Committee applies the following standard after considering the facts and circumstances of the transaction: whether, in the business judgment of the Committee members, the interests of the Company appear likely to be served by such approval or ratification.

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2009 and 2008, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended January 31, 2009. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter. The Audit Committee has also discussed with the Company's management and independent registered public accounting firm their evaluations of the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and PCAOB Auditing Standard No. 5, "An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements".

The Audit Committee received from PwC the written disclosure and letter required by PCAOB Rule 3526 "Communication with Audit Committtees Concerning Independence," and has discussed the independence of PwC with that firm. The Audit committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

The Audit Committee is aware that the provision of non-audit services by an independent accountant may, in some circumstances, create the perception that independence has been compromised. Accordingly, the Audit Committee has instructed management and management has agreed to develop professional relationships with firms other than PwC so that, when needed, other qualified resources will be available and will be used as appropriate.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Signed:

J. Thomas Presby, Chair
Gary E. Costley
Lawrence K. Fish
Abby F. Kohnstamm
Charles K. Marquis
Members of the Audit Committee

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	57	Chairman of the Board and Chief Executive Officer	1983
James E. Quinn	57	President	1986
Beth O. Canavan	54	Executive Vice President	1987
James N. Fernandez	53	Executive Vice President and Chief Financial Officer	1983
Jon M. King	52	Executive Vice President	1990
Victoria Berger-Gross	53	Senior Vice President – Global Human Resources	2001
Pamela H. Cloud	39	Senior Vice President – Merchandising	1994
Patrick B. Dorsey	58	Senior Vice President – General Counsel and Secretary	1985
Patrick F. McGuiness	43	Senior Vice President – Finance	1990
Caroline D. Naggiar	51	Senior Vice President – Chief Marketing Officer	1997
John S. Petterson	50	Senior Vice President – Operations	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in January 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since February 1999 and on the Registrant's Board of Directors since January 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of the Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's credit agreement and as the trustee and investment manager for Tiffany's Employee Pension Plan; and BNY Mellon Shareowner Services serves as the Company's transfer agent and registrar.

PROXY STATEMENT

James E. Quinn. Mr. Quinn was appointed President effective January 31, 2003. He had served as Vice Chairman since 1998. After joining Tiffany in July 1986 as Vice President of branch sales for the Company's business-to-business sales operations, Mr. Quinn had various responsibilities for sales management and operations. He was promoted to Executive Vice President on March 19, 1992. He has responsibility for Tiffany & Co. sales outside the U.S. and Canada. Mr. Quinn is a member of the board of directors of Mutual of America Capital Management, Inc.

Beth O. Canavan. Mrs. Canavan joined Tiffany in May 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store, and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In January 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In May 2001, Mrs. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the U.S. and Canada.

James N. Fernandez. Mr. Fernandez joined Tiffany in October 1983 and has held various positions in financial planning and management prior to his appointment as Senior Vice President–Chief Financial Officer in April 1989. In January 1998, he was promoted to Executive Vice President–Chief Financial Officer. He has responsibility for accounting, treasury, investor relations, information technology, financial planning, financial services, business development, diamond operations, real estate operations and overall responsibility for distribution, manufacturing, customer service and security. Mr. Fernandez serves on the Board of Directors of The Dun & Bradstreet Corporation and is a member of the Audit Committee and Board Affairs Committee.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and has held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. In 2003, he was promoted to Senior Vice President–Merchandising. In June 2006, he was promoted to Executive Vice President and, in addition to his Merchandising leadership role, assigned responsibility for Marketing and Public Relations.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in February 2001 as Senior Vice President–Human Resources.

Pamela H. Cloud. Ms. Cloud joined Tiffany in 1994 as an Assistant Buyer and has since advanced through positions of increasing management responsibility within the Merchandising Division. In January 2007, she was promoted to Senior Vice President–Merchandising, responsible for all aspects of product planning and inventory management.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in July 1985 as General Counsel and Secretary.

Patrick F. McGuiness. Mr. McGuiness joined Tiffany in 1990 as an Analyst in Accounting & Reporting and has held a variety of management positions within the Finance Division, most recently as Group Vice President–Finance, and in Merchandising from 2000 to 2002 as Vice President–Merchandising Process Improvement. In January 2007, he was promoted to Senior Vice President–Finance, responsible for Tiffany's worldwide financial functions.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in June 1997 as Vice President–Marketing Communications. She assumed her current responsibilities as head of advertising and marketing in February 1998 and in 2007 she was assigned additional responsibility for the Public Relations department and named Chief Marketing Officer.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate. He was promoted to Senior Vice President–Corporate Sales in May 1995. In May 2001, Mr. Petterson assumed the role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in February 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

Contents

PROXY STATEMENT

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee of the Board of Directors (the "Committee") has established an executive compensation plan that contains the following key components:

Compensation Component	*Objective*	*Key Features*
Salary	Provide cash compensation that is not at risk.	Designed to retain key executives by being competitive; not the primary means of recognizing performance.
Annual incentive (annual incentive award or bonus)	Motivate and reward achievement of the annual financial results.	Cash payments dependent on the degree of achievement of the annual profit plan – Committee retains substantial discretion to reduce awards.
Long-term incentives (performance-based restricted stock units and stock options)	Align management interests with those of stockholders; retain executives; motivate and reward achievement of sustainable earnings growth.	Stock unit awards vest upon achievement of Company financial goals over a three-year performance period and require continued employment. Stock option awards vest ratably over four years of continued employment.
Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes a defined benefit retirement program that provides a special stay-incentive for experienced executives. Life insurance benefits that build cash value.

Summary of Significant Committee Actions in 2008

These are the most significant actions that the Committee has taken with respect to the compensation of executive officers since the 2008 meeting of stockholders:

- Maintained 2009 base salaries and target annual incentive compensation at 2008 levels in all but one instance;
- Paid no annual incentive awards for 2008 because Company earnings were below 2007 levels;
- Established a threshold net earnings target for 2009 annual incentives at $116 million and a target goal for net earnings from continuing operations of $193,016,000;
- Established the following threshold for earnings from continuing operations if the performance-based restricted units granted in January of 2009 are to vest: $300 million in any one of the fiscal years in the three-year period ending January 31, 2012;
- Eliminated all gross-ups, including those on change in control severance payments and on life insurance premiums; and
- Completed a comprehensive review of all change in control arrangements and made the following significant changes:

- Adopted a more limited definition of "change of control" and applied it consistently across all arrangements;
- Reduced change in control severance payout amounts for the chief executive officer and the president;
- Eliminated change in control credit for additional years of service for retirement plan purposes;
- Limited the circumstances in which equity awards will vest on a change in control; and
- Limited the circumstances in which an executive may resign and be paid a change in control severance payment.

Short- and Long-term Planning for Sustainable Earnings Growth

The performance of management in planning, execution and brand stewardship and variable external factors determine the Company's success in achieving its financial goals – both short- and long-term.

As part of each year's planning process, the executive officers develop and submit for Board approval:

- a four-year strategic plan that balances earnings with "brand stewardship" (see below); and
- a profit plan for the fiscal year.

Both plans must incorporate challenging but achievable goals for sales growth, merchandising, gross margins, marketing expenditures, staffing, other expenses, capital spending and all other components of the Company's financial statements.

"Brand stewardship" refers to actions taken by management to maintain, in the minds of consumers, strong associations between the TIFFANY & CO. brand and product quality, product exclusivity, the highest levels of customer service, compelling store design and product display, and responsible product sourcing practices.

The Board recognizes that tradeoffs between short-term objectives and brand stewardship are often difficult. For example, variations in product mix can positively affect gross margins in the short term while negatively affecting brand image, and increased staffing can positively affect customer service while negatively affecting earnings. Through the planning process management must bring into balance expectations for quarterly and annual earnings growth and concerns for brand stewardship and sustainable earnings growth.

Objectives of the Executive Compensation Program

The Committee has established the following objectives for the compensation program:

- to attract, motivate and retain the management talent necessary to develop and execute both the annual and strategic plans;
- to reward achievement of annual and long-term financial goals; and
- to link management's interests with those of the stockholders.

The total executive compensation program includes base salary, annual and long-term incentives and benefits.

Base Salary

The Committee pays the executive officers competitive salaries as one part of a competitive total compensation program to attract and retain them, but does not use salary increases as the primary means of recognizing talent and performance. For a discussion of how the Committee determines that the Company's base salaries for executives are competitive, see below under the heading *Competitive Compensation Analysis*.

The Committee last made a general adjustment to executive salaries in 2008. At that time the Committee determined that salaries would, in the future, be adjusted every other year if warranted by competitive conditions and individual performance factors.

Actions Taken:	For 2009 the Committee maintained salaries at 2008 levels in all but one instance. The Committee increased the 2009 base salary of one executive officer because the *Competitive Compensation Analysis* discussed below indicated that this executive was paid well below the market value for a comparable position.

Short-term Incentives

The Committee uses short-term incentives to motivate executive officers to achieve the annual profit plan. Short-term incentives consist of annual incentive awards for the five named executive officers and bonus eligibility for the other executive officers. Annual incentive awards are primarily formula-driven, with payments based on the degree of achievement of the annual profit plan. Bonuses are entirely discretionary.

Although annual incentive awards are contingent upon the degree to which the annual profit plan is achieved, the Committee has the discretion to take other considerations into account. Such considerations include events, unanticipated at the time that incentive award targets were set, that affect earnings, and contributions to business outcomes consistent with the strategic plan. (For a description of the Incentive Awards, including incentive award targets from year-to-year and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.)

The Committee awards annual bonuses to the other executive officers. Although the Committee retains discretion with respect to bonuses, in practice it aligns bonuses with the annual incentive awards.

For Fiscal 2008 the Committee set targets and maximums for annual incentive awards for each of the named executive officers as follows:

Executive	Position	Target Incentive as a Percent of Base Salary	Maximum Incentive as a Percent of Base Salary
Michael J. Kowalski	Chairman & CEO	100%	200%
James E. Quinn	President	70%	140%
Beth O. Canavan	Executive Vice President	70%	140%
James N. Fernandez	Executive Vice President & CFO	70%	140%
Jon M. King	Executive Vice President	70%	140%

Action Taken: In January 2009, the Committee determined to maintain target and maximum incentives for Fiscal 2009 at the same levels set for Fiscal 2008. *See above.*

At the beginning of Fiscal 2008, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain 80% of the earnings objective of the Fiscal 2008 profit plan. At the same time, the Committee also advised the executive officers that the Committee planned to exercise its discretion to reduce annual incentive awards and bonuses to zero if Fiscal 2008 earnings did not equal or exceed earnings for Fiscal 2007. That condition was not satisfied.

Action Taken: After reviewing and concurring with the recommendation of the chief executive officer, the Committee, in the exercise of its retained discretion, determined not to pay any annual incentive awards or bonuses to any executive officer for Fiscal 2008.

Action Taken: At the beginning of Fiscal 2009, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain Fiscal 2009 net earnings of $116 million. At the same time the Committee also advised the executive officers that, in the absence of other factors, the Committee will exercise its discretion as follows:

- to reduce the award to zero if Fiscal 2009 earnings from continuing operations do not equal or exceed $135,111,200;
- to pay 80% of the target incentive award if Fiscal 2009 earnings from continuing operations equal $173,714,400;
- to pay the target incentive award if Fiscal 2009 earnings from continuing operations equal $193,016,000;

- to pay 120% of the target incentive award if Fiscal 2009 earnings from continuing operations equal $212,317,600;
- to pay the maximum award if Fiscal 2009 earnings from continuing operations equal or exceed $250,920,800; and
- to vary the incentive award payable if Fiscal 2009 earnings from continuing operations fall between the amounts set forth above.

Strategic Incentives

The Committee uses long-term incentives to promote the retention of executive officers and motivate them to achieve sustainable earnings growth.

The Committee considers equity-based awards to be appropriate because, over the long term, the Company's stock price should be a good indicator of management's success in achieving sustainable earnings growth.

The Committee awards both performance-based restricted stock units and stock options because each form of award complements the other in helping the Company retain and motivate its executive officers.

In its decision to use both forms of award, the Committee took into account the difficulty of setting appropriate strategic performance goals. This difficulty arises due to the significant degree of influence that noncontrollable and highly variable external factors have upon the Company's performance and the fact that the market does not always respond immediately to earnings growth.

Performance-based restricted stock units have the advantage of rewarding executives for meeting financial goals – even if the achievement of those goals is not reflected in the share price.

Stock options, on the other hand, do not reward executives in a declining market. However, they do provide gains commensurate with those of shareholders, whether or not financial goals have been met.

In order to provide balance to the Company's long-term incentives, the Committee determined that the ratio of the estimated value of performance-based restricted stock unit awards to the estimated value of stock options awards should be as nearly 50/50 as practicable. For purposes of achieving this ratio the Committee values the awards as follows:

- for options, on the basis of the Black-Scholes model; and
- for performance-based restricted stock units, using the per share market value immediately prior to the grant on the assumption that units would vest at target.

Performance-Based Restricted Stock Unit Grants Prior to 2009

Complete vesting of performance-based restricted stock units granted prior to January 2009 is dependent upon achievement of both a cumulative earnings per share ("EPS") goal and an average return on assets ("ROA") goal over the three-year performance period following the grant.

- Like most companies, the Company's stock price over the long term is primarily driven by growth in EPS. EPS performance is the primary determiner of vesting and no shares will vest unless a threshold level of EPS performance is achieved.

- The Company's ROA is also likely to significantly affect its stock price over the long term. This is due, in part, to the significance of inventory and store fitting-out expenses in its business. Thus the Committee used ROA as a supplemental indicator of management's success in achieving sustainable earnings growth.
- The EPS and ROA goals were set by the Committee in conformance to, and as part of the process of approving, the Company's strategic plan.

Due to the Company's financial performance in Fiscal 2008, performance-based restricted stock unit grants made in January 2007 for the 2007-2009 performance cycle and made in January 2008 for the 2008-2010 performance cycle are unlikely to vest. Unit grants made in January 2006 vested at 36.4% of maximum (72.8% of target) due to the mix of financial performance over the 2006-2008 performance cycle.

Performance-Based Restricted Stock Unit Grants Made in January 2009

When the Committee met in January 2009, it considered:

- the Company's projected financial performance for Fiscal 2008;
- the economic circumstances and uncertainty confronting retailers of luxury goods and jewelry retailers in particular;
- the difficulty of planning for Fiscal 2009 in the face of such uncertainty;
- the diminished realizable and retentive value of equity awards made to the executive officers in prior fiscal years due to the effect of significant declines in the market value for the Company's stock and the Company's financial performance in Fiscal 2008; and
- whether the vesting provisions of performance-based restricted stock unit grants to be made in respect of the three-year performance period ending on January 31, 2012 should be changed, relative to those made for prior performance periods (see above), to provide a clearer opportunity for achievement in the face of economic uncertainty and concomitantly, to provide the Company with a better opportunity to retain the executives.

Actions Taken:	The Committee determined that the performance-based restricted stock unit grants made in January 2009 for the three-year performance period ending January 31, 2012 will vest 100% for those executives who remain employed through the end of the performance period, if consolidated earnings from continuing operations equal or exceed $300 million in any one of the three fiscal years ending during the performance period. Unlike prior grants, there will be no incremental opportunity for the executives if the earnings goal is over-achieved, and no partial vesting for partial performance.

To see the number of performance–based restricted share units granted to each of the named executive officers on January 28, 2009 refer to GRANTS OF PLAN-BASED AWARDS Fiscal 2008, 2005 Employee Incentive Plan below.

The Committee does not expect to use the metrics used in January 2009 for performance-based restricted stock unit grants in the future.

For a more complete description of the performance-based restricted stock units, including a description of the circumstances in which a portion of the units may vest in various circumstances of death, disability, a Change of Control or at the initiative of the executive's employer and the goals set from year-to-year, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units.)

Stock Option Grants Made in January 2009

The Committee grants stock options in order to clarify the link between the interests of the executive officers and those of the Company's stockholders in long-term growth in share value and to support the brand stewardship over the long term. (For a description of the stock options see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Options.)

Action Taken:	As has been its practice, the Committee granted stock options to the executive officers on January 28, 2009.

To see the number of stock options granted to each of the named executive officers on January 28, 2009 refer to GRANTS OF PLAN-BASED AWARDS Fiscal 2008, 2005 Employee Incentive Plan below.

Retirement Benefits

Retirement benefits are offered to executive officers because the Committee seeks to retain them over the course of their career, especially in their later years when they have gained experience and become more valuable to the Company and to its competitors. (For a description of the retirement benefits see PENSION BENEFITS – Features of the Retirement Plans.)

Retirement benefits are not contingent upon corporate performance factors, although the average final compensation of each executive officer, on which retirement benefits are based, will be determined, in part, by reference to bonus and incentive awards made in the past. Such awards were determined by corporate performance factors.

Executives participate in three retirement plans: they participate in the same tax-qualified pension plan available to all full-time U.S. employees hired before January 1, 2006 and also receive incremental benefits under the Excess Plan and the Supplemental Plan.

The Excess Plan credits salary and bonus in excess of amounts that the Internal Revenue Service (IRS) allows the tax-qualified pension plan to credit in computing benefits, although benefits under both of these plans are computed under the same formula. The Committee considers it fair and consistent with the employee retention purpose of the tax-qualified pension plan to maintain for executives the relationship established for employees compensated below the IRS limit between annual cash compensation and pension benefits.

The Supplemental Plan serves as a stay-incentive for experienced executives by increasing the percentage of average final compensation provided as a benefit when the executive reaches specified service milestones.

Actions Taken:	The Committee approved various changes to the Excess Plan and the Supplemental Plan to bring the plans into compliance with IRS rules governing deferred compensation. The Committee also approved changes to the Supplemental Plan governing early vesting on a change in control. For a discussion of these changes please see *Review of Change of Control Provision* below.

Life Insurance Benefits

IRS limitations render the life insurance benefits that the Company provides to all full-time U.S. employees in multiples of their annual salaries largely unavailable to the Company's executive officers. Prior to 2003, the Company maintained the relationship established for lower-compensated employees between annual salaries and life insurance benefits through "split dollar" life insurance arrangements with executive officers. Split dollar arrangements were an income tax-favored means of providing death benefits in excess of the IRS limitations, but such arrangements became untenable as the result of IRS rule changes and the Sarbanes-Oxley Act.

In 2003, after considering alternatives to the split dollar arrangements, the Committee arranged for the Company to pay life insurance premiums as taxable compensation to the executives and to pay additional amounts ("gross-ups") in order to prevent the executive officers from being subjected to increased income taxes as a result of this change in the executive life insurance program. (For an explanation of the key features of the life benefits, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Life Insurance Benefits.)

In 2008, the Committee re-examined the executive life insurance benefits, consulting with its independent advisor, Independent Compensation Committee Advisor, LLC. The Committee asked Towers-Perrin to include the increase in cash value on each of the whole life policies owned by the executives as part of their target total direct compensation for purposes of the *Competitive Compensation Analysis* discussed below. The Committee also considered the cost to the Company of the gross-up payments discussed above.

Action Taken:	The Committee determined that, notwithstanding the tax-advantaged legacy of the life insurance program, gross-ups on perquisites will no longer be paid. Accordingly, the Committee determined that no gross-up payments will be made on executive life insurance benefits in Fiscal 2009 or any subsequent year. Such gross-ups were paid in Fiscal 2008.

PROXY STATEMENT

Disability Insurance Benefits

The Committee provides executive officers with special disability insurance benefits because their salaries are inconsistent with the income replacement limits of the Company's standard disability insurance policies. Thus, these special disability benefits maintain the relationship established for employees compensated below the IRS limit between annual cash compensation and disability benefits. Disability insurance premiums are taxable to the executives and no gross-up is paid.

Competitive Compensation Analysis

Each year the Committee refers to competitive compensation (market) data because the Committee believes that such data are helpful in assessing the competitiveness of the total compensation offered to the Company's executive officers. However, the Committee does not consider such market data sufficient for a full evaluation of appropriate compensation for any individual executive officer. Accordingly, the Committee:

- has not set a "benchmark" to such data for any executive officer, although it does look to see if the Company's total executive program falls between the 25th and 75th percentile of market data;
- does not rely exclusively on compensation surveys or publicly available compensation information when it determines the compensation of individual executive officers; and

- also considers:
  - the comparability of compensation as between executive officers of comparable experience and responsibility;
  - job comparability with market positions;
  - the recommendations of the chief executive officer; and
  - the Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

The Committee reviewed a comparability analysis prepared on November 19, 2008 by Towers Perrin, a nationally recognized compensation consulting firm.

The analysis included the following elements of compensation for each executive officer:

- base salary;
- target annual incentive or bonus as a percentage of salary;
- target total cash compensation (salary plus target incentive/bonus award);
- actual total cash compensation (salary plus actual incentive/bonus granted in the prior year);
- expected value of long-term incentives as a percentage of salary;
- target total direct compensation (target total cash compensation, life insurance cash value increases and the expected value of long-term incentives granted in the prior year);
- actual total direct compensation (actual total cash compensation plus life insurance cash value increases and the expected value of long-term incentives granted in the prior year); and
- pay mix.

PROXY STATEMENT

The Committee believes that a competitive market for the services of retail executives exists, even among firms that operate in a different line of business. To fully understand market compensation levels for comparable executive positions, the analysis includes data for both retail and general industry companies, with greater emphasis on the former.

The analysis included data concerning compensation for senior positions provided by:

- a survey of 16 public companies in the specialty retail industry with median revenues of $3.2 billion (see A below);
- a survey of 11 public and private companies in the retail industry with median revenues of $2.4 billion (see B below); and
- a survey of 182 companies in general industry with median revenues of $2.9 billion.

Management consulted with Towers Perrin on the selection of companies for comparison, but Towers Perrin has maintained its own judgment in that regard.

***

(A) Specialty Retail Companies: Abercrombie & Fitch; Ann Taylor Stores; COACH; Foot Locker; J. Crew; Limited Brands; Liz Claiborne; Movado; Nordstrom; Pier 1 Imports; Polo Ralph Lauren; Saks Fifth Avenue; Sotheby's; Talbot's; Williams Sonoma; Zale Corporation.

(B) Retail Companies: Abercrombie & Fitch; Ann Taylor Stores; Chanel; COACH; GAP; Harry Winston/Aber Diamond; J. Crew; Limited Brands; L.L. Bean; Nordstrom Inc.; and Zale Corporation.

***

For retail-specific positions, the analysis of competitive compensation was determined by reference only to surveys of the retail industry mentioned above.

Because the chief executive officer and the chief financial officer do not occupy retail-specific positions, the analysis of competitive compensation was determined by reference to surveys of the retail industry mentioned above and to the general industry survey mentioned above.

From the competitive compensation analysis and other factors discussed above, the Committee learned that, as of December 2008:

- the chief executive officer was being compensated:
  - at the 50th percentile in terms of salary;
  - below the 50th percentile in terms of target annual incentive as a percentage of salary, target total cash compensation, and long-term incentives as a percent of salary and target total direct compensation; and
  - between the 50th and 75th percentiles in terms of actual total cash compensation;
- the named executive officers in retail-specific positions (Mrs. Canavan, and Messrs. Quinn and King) were being compensated:
  - generally below the 75th percentile on all measures;
  - in the case of one, below the 50th percentile on target total direct compensation; and
  - in the case of one other, above the 75th percentile on target total direct compensation;
- the chief financial officer has significant operating responsibilities beyond those typically assigned to those with this title in the surveyed companies and, for that reason, Towers Perrin elected to compare his compensation to those in a chief financial officer position and to those in a chief operating officer position;
  - when compared to the chief operating officer position, the chief financial officer was being compensated below the 75th percentile on all measures other than long term incentives as a percent of salary and actual total cash compensation, where he was being compensated above the 75th percentile; and
  - when compared to the chief financial officer position, the chief financial officer was being compensated above the 75th percentile on most measures.

PROXY STATEMENT

Action Taken: The Committee did not make a general adjustment in base salaries or target incentive compensation for 2009 because the Committee determined, in Fiscal 2008, that such adjustments will be made, if at all, on a two-year cycle. The Committee did, however, increase the 2009 base salary of one executive officer in January 2009 because competitive compensation data indicated that this executive was paid below the market value for a comparable position.

Relative Values of Key Compensation Components

The Committee believes that the portion of an executive officer's compensation that is "at risk" (subject to adjustment for corporate performance factors) should vary proportionately to the amount of responsibility the executive officer bears for the Company's success. The Committee also believes that a minimum of 50% of the total compensation opportunity of the chief executive officer and 40% of the total compensation opportunity of the other executive officers should be comprised of long-term incentives. The Committee uses the following ratios to base salary as a means of awarding short- and long-term incentives. The Committee splits the estimated value of the long-term incentives evenly between the estimated value of performance-based restricted stock units and the estimated value of stock options.

Executive	Position	Target Short-term Incentive as a Percent of Salary	Maximum Short-term Incentive as a Percent of Salary	Long-term Incentive as Percent of Salary
Michael J. Kowalski	Chairman & CEO	100%	200%	300%
James E. Quinn	President	70%	140%	162%
Beth O. Canavan	Executive Vice President	70%	140%	200%
James N. Fernandez	Executive Vice President & CFO	70%	140%	225%
Jon M. King	Executive Vice President	70%	140%	200%

Equity Ownership by Executive Officers and Directors

In July 2006, the Committee proposed and the Board adopted a share ownership policy for executive officers to better align management's interests with those of stockholders over the long-term. This policy was amended in March 2007 to include directors who are not executive officers. In Fiscal 2008, the Committee reviewed the policy with Towers Perrin to assure that the levels and design remained competitive and appropriate; no change was made as a consequence of that review.

Under this policy, executive officers and non-executive directors are required to own shares of the Company's common stock having a total market value equal to the following multiples of their base salaries (minimum annual retainer in the case of directors):

Position/Level	Market Value of Company Stock Holdings as a Multiple of Base Salary (Minimum Annual Retainer in the case of Non-Executive Directors)
Chief Executive Officer	Five Times
Non-Executive Directors	Five Times
President	Four Times
Executive Vice President	Three Times
Senior Vice President	Two Times

Under the share ownership policy, so long as 25% of the required market value consists of shares of the Company's common stock owned by an executive officer or director, 50% of the positive current value of his or her vested (exercisable) stock options may also be counted towards compliance. For this purpose, the current value of a vested option is calculated as follows: current market value of the number of shares covered by the option less the total option exercise price.

Prior to satisfying this stock ownership requirement, an executive officer or director may not sell any shares except to:

- satisfy required withholding for income taxes due upon exercise of stock options or vesting of performance-based restricted stock units;
- pay the exercise price upon exercise of stock options; and
- dispose of no more than 50% of the remaining shares issued upon exercise of stock options or vesting of performance-based restricted share units (after paying the exercise price and tax withholding).

Executive officers and directors have until July 2011 to satisfy the stock ownership requirement. The Committee reviewed progress toward compliance with the policy in July 2008 and January 2009. In July, all executive officers had fully satisfied their stock ownership requirements; by January all executive officers other than the chief executive officer had fallen from compliance due to the lower market value for the Company's shares. In July, four directors had fully satisfied their stock ownership requirements; by January, three directors remained in compliance.

Speculative Transactions

The Board has directed executive officers not to engage in transactions of a speculative nature in Company securities, such as the purchase of calls or puts, selling short or speculative transactions as to any rights, options, warrants or convertible securities related to Company securities. This policy does not affect the right to exercise or hold a stock option issued to the executive by the Company.

Review of Change of Control Provisions

In Fiscal 2008, the Committee undertook a review of all compensatory change in control arrangements. The Committee determined to undertake this review out of concern that the existing agreements might be considered overly generous or overly liberal when viewed through the lens of evolving principles of corporate governance. As used in this discussion, this review shall be referred to as the "CIC Review".

To coordinate and organize the CIC Review the Committee asked its independent advisor Independent Compensation Committee Adviser, LLC ("Independent Consultant"), to review and comment on all arrangements that provide or accelerate the timing of compensation to executive officers if a change of control has occurred. Towers Perrin provided market data for use by Independent Consultant in the CIC Review. Independent Consultant reviewed and commented upon the following arrangements containing change in control provisions:

- retention Agreements in effect with each of the executive officers;
- stock option grant terms – grants made prior to January 2009;
- time-vesting restricted stock terms – grants made prior to January 2009 (such grants have not been made to executive officers);
- performance-based restricted stock terms – grants made prior to January 2009 to executive officers; and
- the Supplemental Retirement Income Plan.

Consistent Definition of "Change in Control"

After discussion, the Committee determined that the definition of "change in control" should:

- be consistent across all the arrangements;
- eliminate any after-the-fact or subjective determination by the Committee as to whether a change in control has occurred; and
- eliminate the possibility of a change in control being deemed to occur before an actual transaction has occurred.

Action Taken: The Committee amended all relevant compensatory arrangements to provide that a "Change in Control" will be deemed to occur only in the following four situations:

- a 35% share acquisition;
- incumbent directors (including those who are nominated by the incumbent directors) cease to be a majority;
- a corporate transaction, such as a merger, in which the shareholders prior to the transaction do not own 51% of the Company's shares; and
- a sale of all or substantially all of the assets of the Company or Tiffany.

Other actions taken as a consequence of the CIC Review will be described below under the discussion of the various compensatory arrangements.

Retention Agreements

The Committee continues to believe that, during any times of possible or actual transition of corporate control, it would be important to keep the team of executive officers in place, free of distractions that might arise out of concern for personal financial advantage or job security. The Company has not had a single controlling stockholder for many years, and, depending upon the circumstances, executive officers could consider acquisition of a controlling interest as described in the retention agreements to be a prelude to a significant change in corporate policies and an incentive to leave. For these reasons, the Company has entered into retention agreements with each of the executive officers that provide financial incentives for them to remain in place during any such times. (For a description of the retention agreements see POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – Retention Agreements.)

The Committee believes that the retention agreements serve the best interests of the Company's stockholders because such agreements:

- will increase the value of the Company to a potential acquirer that requires delivery of an intact management team;
- will help to keep management in place and focused should any situation arise in which a change of control looms but is not welcome or agreement has not yet been reached;
- are a prudent defense to the possibility that one or more senior executive officers might retire or take a competing job offer during a time of transition; and
- are not overly generous.

The Committee also believes that the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

No Other Employment Agreements or Severance Plans for Executives

Apart from the retention agreements, the Company:

- is not party to any employment agreement with any executive officer that provides for severance benefits on termination of employment;
- does not maintain any severance payment policy for executive officers; and
- has the right to terminate the employment of any executive for any reason or no reason prior to the occurrence of a change of control.

Dual Triggers

The retention agreements are "dual-trigger" arrangements in that they provide no benefits unless two events occur: (i) a change in control followed by (ii) a loss of employment.

Matters Considered

In the course of the CIC Review the Committee considered evolving corporate governance concerns and market practices with respect to:

- the amount of severance;
- payment of "gross-ups" (payments used to eliminate the effect of the golden parachute excise tax);
- the propriety of providing extra years of unearned service credit for retirement plan purposes;
- the circumstances under which an executive may be fired for "Cause" and reap no severance benefit; and
- the circumstances in which the executive may resign for "good reason" and still receive a severance benefit.

Actions Taken: After completing the CIC review, the Committee approved a new form of retention agreement and asked the executive officers to sign it in place of the old form. All executive officers have done so. The new form accomplishes the following significant changes:

- for the chief executive officer and the president, reduces the term of employment following a change in control, and the amount of years compensation payable as severance, from three years to two; as a consequence, two years is consistently employed across the executive officer group;
- eliminates the gross-up for the golden parachute excise tax;
- eliminates added, unearned years of service from the pension calculation;
- changes the bonus component payable as severance to the "target" bonus as opposed to the highest bonus of the last three years before termination of employment, but no less than the target bonus;
- limits the circumstances in which an executive may resign for "good reason" and receive severance and requires that the resignation occur within one year of a change in control; and
- broadens the definition of "Cause"; under the changed definition executives may be terminated without severance if they violate the Company's Code of Conduct or fail to cooperate in an internal investigation.

Equity Grant Change in Control Provisions

For grants made prior to January 2009, the Company's stock option and performance-based restricted stock unit award agreements provide for accelerated vesting of options and restricted stock units upon a change in control.

During the course of the CIC Review, the Committee adopted a more focused view of the change in control circumstances which should permit accelerated vesting of stock options and performance-based restricted stock units. The Committee applied this view to equity grants made in January 2009 and expects to do so for future grants.

The Committee believes that:

- where practicable, executives should be required to meet the service vesting provisions of equity grants following a change in control;
- the definition of "Change in Control" (see above) includes circumstances where it is sensible to require the executive to remain employed in order to vest in his/her equity grant and other circumstances where it not sensible;
- following a change in control, an executive should have the benefit of his/her equity grants if terminated without cause or if he/she resigns with good reason;
- performance-based equity grants should be treated separately from grants that are purely time-vested because a change in control may result in a change in business strategy making it difficult, if not impossible, for the Company to achieve the performance criteria; and

- the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Actions Taken:

The Committee varied the change in control provisions of the terms of the equity grants made in or after January 2009 ("new" grants) from those made in prior years in the following respects:

- New option grants require a post-change continued service earn-out unless the change in control is a "Terminating Transaction";
- Terminating Transactions are those in which the Company would cease to exist or in which 80% or more of the outstanding stock is acquired;
    - However, it is not a Terminating Transaction if the acquirer arranges to assume or replace the grant;
- New performance-based grants will vest (in whole or in part) without a continued service earn-out requirement on the effective date of a change in control except as follows: a service earn-out is required if the change in control occurs only because of a 35% share acquisition;
- Whenever a service earn-out is required, it will be satisfied if termination of employment occurs after the change in control because of an "Involuntary Termination" (termination without Cause or a resignation for Good Reason);
- New performance-based grants that vest following a change in control will now vest as follows:
    - 100% following a Terminating Transaction;
    - 100% if vesting occurs in the last fiscal year of a three-year performance period;
    - 70% if vesting occurs in the second fiscal year of a three-year performance period; and
    - 30% if vesting occurs in the first fiscal year of a three-year performance period.

Supplemental Plan Change in Control Provisions

Consistent with its view that Change in Control entitlements should be triggered, in most circumstances, only on a loss of employment (a "dual-trigger"), the Committee's CIC Review also focused on the Supplemental Plan for executive retirement benefits. The Committee determined that the Plan, as previously structured, was inconsistent with that view.

Action Taken

In January 2009 the Committee revised the Change in Control vesting requirements of the Supplemental Plan as follows:

- Those who have not met the minimum age (55) and years of service qualification (10) on a Change of Control Date will only be "tentatively" vested under plan;
- Until such time as those executives meet the minimum age and years of service requirement they will not be paid a plan benefit on voluntary resignation from employment; they will be paid a plan benefit if they
  - are involuntarily terminated without cause; or
  - resign for good reason.

Termination for Cause and Violation of Non-Compete Covenants

Stock options granted under the 2005 Employee Incentive Plan may not be exercised after a termination for cause. Performance-based restricted stock units will not vest if termination for cause occurs before the conclusion of the three-year performance period.

All executive officers have signed non-competition covenants that have a two-year post-employment term. For those who are age 60 or older at termination of employment or who attain age 60 within six months of termination, the term ends six months after termination. For all executive officers, the term ends in six months after termination if a change in control (as defined in the retention agreements) has occurred prior to termination of employment or during the six-month period. For all executive officers, once the six-month minimum period has passed, a change of control will result in an early end to the term.

Violation of the non-compete covenants will result in:

- loss of benefits under the Excess Plan and the Supplemental Plan;
- loss of all rights under stock options and performance-based restricted stock units; and
- mandatory repayment of all proceeds from stock options exercised or restricted stock units vested during a period beginning six months before termination and throughout the duration of the non-competition covenant.

Compensation Committee Process

<u>Independent advice</u>

The decision to retain Towers Perrin to assist the Committee was made by the Committee Chair. Management recommended Towers Perrin and has assisted in arranging meetings between Towers Perrin and the Committee.

Because Towers Perrin also consults with management on compensation to be paid to non-executive employees, the Committee has retained and consulted with a separate independent compensation advisor, Independent Compensation Committee Adviser, LLC ("Independent Consultant"), to help the Committee understand all of the relevant compensation, financial and technical information it needs to make proper decisions regarding executive compensation.

The Independent Consultant is available to the Committee, as requested, to:

- review recommendations from management (and any consultants retained by management) and provide an additional layer of peer review to their analyses and recommendations to the Committee;

PROXY STATEMENT

- join other consultants in explaining relevant information and provide additional feedback to the Committee;
- help the Committee to identify key issues and ask probing questions; and
- review and comment upon all plans, agreements or other documents or actions the Committee is asked to adopt or approve.

The Compensation Committee has told the Independent Consultant that:

- they are to act independently of management;
- they are to act at the direction of the Compensation Committee; and
- their ongoing engagement will be determined by the Committee.

Accordingly, the Independent Consultant provides no other services for the Company.

Tally sheets

The Committee reviews "tally sheets" in July, November and January so that the total compensation and equity position in Company stock for each executive officer can be compared. The tally sheets are prepared by the Company's Human Resources Department for each executive officer and provided to the Committee.

Action Taken	Working with Independent Consultant, the Committee revised the format of the tally sheets to include more information.

The tally sheets now include historical compensation and wealth accumulation data concerning:

- current salary and potential threshold, target and maximum annual incentive awards;
- salary and annual incentive award grants in prior years;
- total cash compensation (salary plus annual incentive award for the previous year);
- potential threshold, target and maximum returns on performance-based restricted stock unit awards and estimated value of stock option awards;
- performance-based restricted stock unit and stock option awards made in prior years;
- potential threshold, target and maximum returns on unvested performance-based restricted stock unit awards and unrealized potential gains from outstanding stock options holdings, both under current conditions and under various hypothetical stock price and termination or change- in-control scenarios;
- realized gains on stock options previously exercised;
- shareholdings and progress towards compliance with stock ownership requirements;
- retirement and life insurance benefits and perquisites;
- comparison of one-year increase or decrease in total compensation and wealth accumulation to one-year total shareholder return; and

- estimated value of salary, annual incentive or bonus, unvested restricted stock units and stock options, and retirement and health benefits upon a hypothetical change in control scenario.

The Committee meets with the chief executive officer regularly and solicits his recommendations with respect to the compensation of the executive officers. In this context, his views as to the performance of the individual officers are provided to the Committee. Individual performance has not factored significantly in terms of incentive pay, although the Committee has reserved discretion in that regard, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards.

In January, the Committee reviews a forecast of the prior fiscal year financial results with the chief financial officer and calculates the tentative payouts for short- and long-term incentives on that basis. Revised calculations and adjustments are prepared at the March meeting, when fiscal year financial results are nearly final and ready for public release, and when the annual profit plan and the strategic plan are presented for approval by the Board. After the public release of the financial results, the final calculation is made and the Committee authorizes management to make payment on prior year annual incentive awards and performance-based restricted stock unit awards for which the three-year performance period ended in the prior year and to enter into agreements with respect to current year annual incentive awards.

The Committee has limited discretion under the 2005 Employee Incentive Plan to adjust incentive awards for certain events, unanticipated at the time that incentive award targets were set, that affect earnings or for special contributions to other business outcomes consistent with the strategic plan. (For a description of the Incentive Awards, including the incentive awards set and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards.)

The Committee awards stock options to executive officers at the January meeting or when individual promotions are recognized. The Committee has never authorized management to make awards of stock options. Since 2005, awards of performance-based restricted stock units have also been made at the January meeting with reference to a preliminary draft of the Company's strategic plan, although the specific financial goals are not set until the March meeting when the strategic plan is adopted.

Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income tax deduction to the Company for compensation in excess of $1 million per year paid to any of the named executive officers. This denial of deduction is subject to an exception for "performance-based compensation" such as the performance-based restricted stock units, stock options and annual incentive awards discussed above. Although the Committee has designed the executive compensation program with tax considerations in mind, the Committee does not believe that it would be in the best interests of the Company to adopt a policy that would preclude compensation arrangements subject to deduction limitations.

The compensation paid to the executive officers is deductible by the Company except in the following respect: that portion of compensation paid the chief executive officer labeled "Salary" and "All Other Compensation" in the Summary Compensation Table that, in the aggregate, exceeds $1 million in any single year.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed with the management of Tiffany & Co. the Compensation Discussion and Analysis section of this Proxy Statement. Based on our review and discussions, we recommend to the Board of Directors, to the chief executive officer and to the chief financial officer that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2009.

Compensation Committee and its Stock Option Subcommittee:

Gary E. Costley, Chair
Rose Marie Bravo
Abby F. Kohnstamm
Charles K. Marquis
Peter W. May

March 18, 2009

SUMMARY COMPENSATION TABLE
Fiscal 2008, Fiscal 2007, and Fiscal 2006

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)	Total ($)
Michael J. Kowalski *Chairman and CEO*	2008	$1,037,975	---	$ (838,140)	$ 1,473,547	---	$ 453,947	$ 322,342 (g)	$ 2,449,671
	2007	$ 972,382	---	$ 2,374,481	$ 1,760,844	$1,852,500	$ 370,793	$ 340,293 (h)	$ 7,671,293
	2006	$ 972,382	---	$ 1,699,300	$ 1,869,000	$1,123,541	$ 1,219,355	$ 153,367 (i)	$ 7,036,945
James E. Quinn *President*	2008	$ 766,398	---	$ (522,217)	$ 836,003	---	$ 231,007	$ 197,357 (j)	$ 1,508,548
	2007	$ 738,013	---	$ 1,477,923	$ 1,103,274	$1,036,000	$ 190,821	$ 241,440 (k)	$ 4,787,471
	2006	$ 738,013	---	$ 1,058,611	$ 1,211,307	$ 628,334	$1,452,588	$ 119,235 (l)	$ 5,208,088
Beth O. Canavan *Executive Vice President*	2008	$ 625,163	---	$ (296,645)	$ 537,492	---	$ 235,562	$ 173,370 (m)	$ 1,274,942
	2007	$ 528,577	---	$ 827,617	$ 589,111	$ 689,000	$ 743,079	$ 160,339 (n)	$ 3,537,723
	2006	$ 526,275	---	$ 587,714	$ 656,997	$ 417,878	$ 249,113	$ 91,659 (o)	$ 2,529,636
James N. Fernandez *Executive Vice President and CFO*	2008	$ 770,694	---	$ (421,930)	$ 748,641	---	$ 185,802	$ 222,348 (p)	$ 1,505,555
	2007	$ 658,228	---	$ 1,165,376	$ 851,203	$ 858,000	$ 136,439	$ 214,437 (q)	$ 3,883,683
	2006	$ 655,543	---	$ 821,349	$ 946,829	$ 520,377	$ 448,086	$ 118,495 (r)	$ 3,510,679
Jon M. King *Executive Vice President*	2008	$ 626,774	---	$ (267,729)	$ 506,442	---	$ 181,745	$ 168,060 (s)	$ 1,215,292
	2007	$ 498,657	$ 650,000	$ 671,302	$ 494,351	---	$ 175,006	$ 149,904 (t)	$ 2,639,220
	2006	$ 483,698	$ 394,225	$ 446,083	$ 499,315	---	$ 223,538	$ 87,120 (u)	$ 2,083,979

PROXY STATEMENT

Notes to Summary Compensation Table:

(a) Salary amounts include amounts deferred at the election of the executive under the Tiffany and Company Executive Deferral Plan (the "Deferral Plan") and under the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan (the "401(k)"). Amounts deferred to the Deferral Plan are also shown in the Nonqualified Deferred Compensation Table. Salary amounts paid during Fiscal 2008 exceeded the annual salary rate because 27 pay periods occurred during the fiscal year instead of the standard 26 pay periods.

(b) Bonus amounts include amounts deferred at the election of the executive under the Deferral Plan and under the 401(k). Bonus amounts are earned in the fiscal year ended January 31, and paid in April.

(c) Amounts shown represent the dollar amount of compensation cost recognized for performance-based restricted stock unit awards in accordance with SFAS No. 123R. In 2008, compensation expense related to the January 2006 and January 2007 grants was reversed in accordance with SFAS No. 123R. In valuing such awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009. See Note N. "STOCK COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(d) Amounts shown represent the dollar amount of compensation cost recognized for stock options in accordance with SFAS No. 123R. In valuing option awards, the Company made certain assumptions. For a discussion of those assumptions, please refer to note (c) above.

(e) This column reflects cash annual incentive awards under the 2005 Employee Incentive Plan. These awards are earned in the fiscal year ended January 31 and are paid on the basis of achieved Performance Goals after the release of the Company's financial statements for the fiscal year. (For a description of the Performance Goals, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS - Non-Equity Incentive Plan Awards.) This column includes amounts deferred at the election of the executive under the Deferral Plan. Amounts so deferred are also shown in the Nonqualified Deferred Compensation Table.

(f) This column represents the aggregate change, over the course of the fiscal year, in the actuarial present value of the executive's accumulated benefit under all defined benefit and actuarial plans. This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(g) Mr. Kowalski's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($162,175); tax gross-up paid on the life insurance premium ($136,560); disability insurance premium ($14,207); 401(k) matching contribution ($6,750); and medical exam ($2,650).

(h) Mr. Kowalski's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($171,055); tax gross-up paid on the life insurance premium ($144,286); disability insurance premium ($15,952); 401(k) matching contribution ($6,500); and medical exam ($2,500).

(i) Mr. Kowalski's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($66,542); tax gross-up paid on the life insurance premium ($54,073); disability insurance premium ($16,627); 401(k) matching contribution ($7,500); medical exam ($2,375); and tax accounting fees ($6,250).

(j) Mr. Quinn's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($94,340); tax gross-up paid on the life insurance premium ($77,925); disability insurance premium ($15,967); medical exam ($2,375); and 401(k) matching contribution ($6,750).

(k) Mr. Quinn's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($108,311); tax gross-up paid on the life insurance premium ($90,043); disability insurance premium ($17,711); 401(k) matching contribution ($6,500); tax accounting fees ($14,680); and health club membership ($4,195).

(l) Mr. Quinn's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($47,325); tax gross-up paid on the life insurance premium ($37,258); disability insurance premium ($17,386); 401(k) matching contribution ($7,500); medical exam ($2,375); tax accounting fees ($3,815); and health club membership ($3,576).

(m) Mrs. Canavan's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($79,048); tax gross-up paid on the life insurance premium ($69,497); disability insurance premium ($15,425); 401(k) matching contribution ($6,750); and medical exam ($2,650).

(n) Mrs. Canavan's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($71,796); tax gross-up paid on the life insurance premium ($62,918); disability insurance premium ($15,750); 401(k) matching contribution ($6,500); medical exam ($2,500); and health club membership ($875).

(o) Mrs. Canavan's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,484); tax gross-up paid on the life insurance premium ($29,017); disability insurance premium ($16,579); 401(k) matching contribution ($7,500); medical exam ($2,375); and health club membership ($704).

(p) Mr. Fernandez's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($111,161); tax gross-up paid on the life insurance premium ($88,105); disability insurance premium ($16,332); and 401(k) matching contribution ($6,750).

(q) Mr. Fernandez's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($101,927); tax gross-up paid on the life insurance premium ($84,520); disability insurance premium ($17,740); 401(k) matching contribution ($6,500); and tax accounting fees ($3,750).

(r) Mr. Fernandez's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($52,029); tax gross-up paid on the life insurance premium ($41,322); disability insurance premium ($13,829); 401(k) matching contribution ($7,500); and tax accounting fees ($3,815).

(s) Mr. King's Fiscal 2008 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($84,188); tax gross-up paid on the life insurance premium ($64,037); disability insurance premium ($13,085); and 401(k) matching contribution ($6,750).

(t) Mr. King's Fiscal 2007 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($71,602); tax gross-up paid on the life insurance premium ($54,261); disability insurance premium ($13,410); 401(k) matching contribution ($6,500); medical exam ($2,500); and health club membership ($1,631).

(u) Mr. King's Fiscal 2006 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($35,285); tax gross-up paid on the life insurance premium ($26,013); disability insurance premium ($13,010); 401(k) matching contribution ($7,500); medical exam ($2,625); and health club membership ($2,687).

GRANTS OF PLAN-BASED AWARDS
Fiscal 2008
2005 Employee Incentive Plan

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (b)	Grant Date Fair Value of Equity Awards (c) (d)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares (a)	Target Number of Shares	Maximum Number of Shares			
Michael J. Kowalski	Annual Incentive Award		$ 0	$1,000,000	$2,000,000						
	Performance-Based RSU	1/28/09				65,200	65,200	65,200			$1,369,200
	Stock Option	1/28/09							155,000	$ 23.00	$1,492,340
James E. Quinn	Annual Incentive Award		$ 0	$ 518,000	$1,036,000						
	Performance-Based RSU	1/28/09				26,100	26,100	26,100			$ 548,100
	Stock Option	1/28/09							62,000	$23.00	$ 596,936
Beth O. Canavan	Annual Incentive Award		$ 0	$ 420,000	$ 840,000						
	Performance-Based RSU	1/28/09				26,100	26,100	26,100			$ 548,100
	Stock Option	1/28/09							62,000	$ 23.00	$ 596,936
James N. Fernandez	Annual Incentive Award		$ 0	$ 518,000	$1,036,000						
	Performance-Based RSU	1/28/09				36,200	36,200	36,200			$ 760,200
	Stock Option	1/28/09							86,000	$ 23.00	$ 828,008
Jon M. King	Annual Incentive Award		$ 0	$ 420,000	$ 840,000						
	Performance-Based RSU	1/28/09				26,100	26,100	26,100			$ 548,100
	Stock Option	1/28/09							62,000	$ 23.00	$ 596,936

Notes to Grants of Plan-Based Awards Table

(a) Assumes that the Earnings from Continuing Operations Target is met in any of three fiscal years 2009, 2010, or 2011 (see DISCUSSION OF SUMMARY COMPENSATION TABLE AND

GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units).

(b) The exercise price of all options was equal to or greater than the closing price of the underlying shares on the New York Stock Exchange on the grant date. The Committee adopted the following pricing convention on January 18, 2007: the higher of (i) the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date. Options granted before that date were priced at the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date.

(c) The grant date fair value of each option award was computed in accordance with SFAS NO. 123R.

(d) The grant date fair value of each performance-based award was computed assuming threshold payout and in accordance with SFAS NO. 123R. For additional information regarding performance-based compensation, see the table titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END" beginning on page PS-51.

EQUITY COMPENSATION PLAN INFORMATION
(As of Fiscal Year 2008)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	7,892,845[a]	$ 34.24	5,531,642[b]
Equity compensation plans not approved by security holders	0	0	0
Total	7,892,845[a]	$ 34.24	5,531,642[b]

(a) Shares indicated do not include 2,194,868 shares issuable under awards of stock units already made.

(b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 2008 Directors Equity Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under both plans the maximum number of shares that may be issued (11,000,000 under the Employee Plan and 1,000,000 under the Directors Plan) is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. Column C reflects this reduction assuming that all shares granted as stock awards will vest.

DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

None of the named executive officers was paid a cash (non-equity) annual incentive award for Fiscal 2008 although all were eligible for such a payment.

For awards made at the beginning of Fiscal 2008, the Committee retained the discretion to reduce incentive awards from a maximum. The Committee used that discretion to reduce awards to zero.

- At the beginning of Fiscal 2008, the Committee established a performance goal. The performance goal required the Company to attain earnings of $243,000,000. After adjustment for certain non-recurring items, this goal was met. Because the goal was met each of the named executive officers was eligible to receive a maximum incentive award of 200% of base salary.
- At the beginning of Fiscal 2008 the Committee communicated to the named executive officers earnings objectives above the performance goal. The Committee indicated that, in the absence of other relevant factors (see below), the Committee would exercise its discretion as follows: to reduce the maximum award to zero if earnings from continuing operations did not equal or exceed those in Fiscal 2007. That goal was not met and the Committee reduced the awards accordingly.

For cash (non-equity) awards made at the beginning of Fiscal 2009 the Committee has retained discretion similar to that retained for the Fiscal 2008 awards.

- The performance goal established for Fiscal 2009 is consolidated net earnings (subject to adjustment as permitted in the Plan) of $116 million. If this goal is reached, each of the named executive officers will be eligible to receive a maximum incentive award of 200% of base salary.
- The Committee has also communicated to the named executive officers that it will reduce the maximum incentive award:
    - to zero, if Fiscal 2009 earnings from continuing operations do not equal or exceed $135,111,200;
    - to 80% of the "target amount" (100% of base salary for the chief executive officer and 70% of base salary for each of the other named executive officers), if earnings from continuing operations equal $173,714,400;
    - to the target amount, if earnings from continuing operations equal $193,016,000; and
    - to 120% of the target amount if earnings from continuing operations equal $212,317,600.
- The Committee has also communicated that the maximum award will only be made if earnings from continuing operations equal or exceed $250,920,800. If earnings fall between the markers indicated, the award will be prorated accordingly.

The Committee has also communicated that it reserves the right to consider other relevant factors in reducing an annual incentive award below the maximum allowable based on achievement of the 162(m) performance goal and the other earnings objectives set forth above.

The "other relevant factors" that the Committee has indicated it will consider are:

- annual progress towards strategic plan objectives;

- business unit growth and/or profitability (where the executive officer has responsibility for such growth and/or profitability);
- organizational development;
- contributions to the working environment of his/her team and/or development of a positive working environment for employees;
- business process improvement; and
- cost containment and/or cost reduction efforts.

In Fiscal 2007 and 2006 annual incentive awards were paid out as follows:

- In Fiscal 2007, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 200% of the target amount.
- In Fiscal 2006, the Company exceeded its net earnings objectives and annual incentive awards and bonuses were paid out at 121.3% of the target amount.

Annual incentive awards paid to the five named executive officers differ from bonuses paid to other executive officers as follows:

- Annual incentive awards are paid under the terms of the 2005 Employee Incentive Plan and will be paid only if the Company meets objective performance goals. This promise is set out in written agreements.
- Bonuses are not subject to written agreements. The Compensation Committee has the discretion to increase, decrease or withhold such bonuses. It has been the Committee's practice to align bonuses with annual incentive awards.
- Annual incentive awards are designed so that the amounts paid out will be deductible to the Company and not count against the one million dollar limitation under Section 162(m) of the Internal Revenue Code. Each of the named executive officers is subject to that limitation.
- If a bonus is paid to an executive officer other than a named executive officer, and the total annual cash compensation paid to that executive in the year of bonus was to exceed the one million dollar limitation, the excess would not be deductible to the Company for federal income tax purposes.

Equity Incentive Plan Awards – Performance-Based Restricted Stock Units

In January 2005, the Compensation Committee first awarded equity incentive awards – Performance- Based Restricted Stock Units ("Units") to the executive officers. Units were subsequently granted in January of 2006, 2007, 2008 and 2009. The 2009 award is reflected in the GRANTS OF PLAN-BASED AWARDS table under the column headed "Estimated Future Payouts Under Equity Incentive Plan Awards."

Units were granted in 2006, 2007 and 2008 under the 2005 Employee Incentive Plan on the following terms:

- Units will be exchanged on a one-to-one basis for shares of the Company's common stock when and if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units will vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;

- No Units will vest (other than for reasons of death, disability or on a change in control) if the Company fails to meet a three-year cumulative EPS performance threshold set by the Compensation Committee at the time the Units are granted;
- Units will tentatively vest based on the following EPS performance hurdles:
  - 30% at threshold;
  - 50% at target; and
  - 87.5% at maximum;
- In the event of EPS performance above threshold and below target or above target and below maximum the number of Units that tentatively vest will be prorated. No Units will vest if threshold earnings performance is not achieved. After tentative vesting has been determined, a ROA test will be applied. If met, the tentatively vested number of Units will be increased by 15% (but not to over 100%); if not met, the tentatively vested number of Units will be reduced by 15%;
- 100% vesting will occur only if the Company meets both the EPS maximum and ROA goal; and
- No dividends are paid, accrued or credited to Units until vesting.

Units were granted in 2009 under the 2005 Employee Incentive Plan on the following terms:

- Units will be exchanged on a one-to-one basis for shares of the Company's common stock when and if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units will vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;
- No Units will vest (other than for reasons of death, disability or on a change in control) if the Company fails to achieve consolidated earnings from continuing operations of $300 million in any one of the three years within the performance period;
- Units will vest 100% or not at all; and
- No dividends are paid, accrued or credited to Units until vesting.

PROXY STATEMENT

The grants of Units made in January 2006 were subject to satisfaction of the following performance tests over the performance period ending January 31, 2009[†]:

- Threshold: cumulative net EPS of $5.67;
- Target: cumulative net EPS of $6.52;
- Maximum: cumulative net EPS of $6.98; and
- Return on assets: 9.8%.

After earnings were adjusted for extraordinary transactions the Units vested at 36.4% of maximum (72.8% of target).

The grants of Units made in January 2007 are subject to satisfaction of the following performance tests over the performance period ending January 31, 2010[†]:

- Threshold: cumulative net EPS of $6.72;
- Target: cumulative net EPS of $7.76;
- Maximum: cumulative net EPS of $8.31; and
- Return on assets: 10.6%.

[†] *Note: the performance tests for Units granted in January 2006 and January 2007 has been appropriately restated to reflect the adoption of the average cost method for inventory accounting in the first quarter of Fiscal 2008.*

The grants of Units made in January 2008 are subject to satisfaction of the following performance tests over the performance period ending January 31, 2011:

- Threshold: cumulative net EPS of $8.54;
- Target: cumulative net EPS of $9.87;
- Maximum: cumulative net EPS of $10.62; and
- Return on assets: 11.5%.

The grants of Units made in January, 2009 are subject to satisfaction of the following performance test over the performance period ending January 31, 2012: consolidated earnings from continuing operations of $300 million in any one of the three years within the performance period.

The Compensation Committee will properly adjust achieved performance so that executive officers will not be advantaged or disadvantaged in meeting the net EPS goals by extraordinary transactions.

Options

Options vest (become exercisable) in four equal annual installments:

- Vesting of each installment is contingent on continued employment, except in the event of death, disability or change in control (see Explanation of Potential Payments on Termination or Change in Control).

The exercise price for each share subject to an option is its fair market value on the date of grant. (For an explanation of the method of determining the exercise price of options, see Note (b) to the GRANTS OF PLAN-BASED AWARDS table).

Options expire no later than the 10th anniversary of the grant date. Options expire earlier on:

- termination of employment (three months after termination); or
- death, disability or retirement (two years after the event).

Life Insurance Benefits

The key features of the life insurance benefit that the Company provides to its executive officers are:

- executive officers own whole life policies on their own lives;
- the death benefit is three times annual salary and target annual incentive award or bonus, as the case may be;
- the Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- premiums are calculated to accumulate a target cash value at age 65;
- the target cash value will allow the policy to remain in force without payment of further premiums with a death benefit equivalent to twice the executive officer's average annual salary and target annual incentive or bonus amount;

- the amount of the premiums paid by the Company is taxable income to the executive officer;
- in 2008 and years prior thereto the Company paid the additional amounts necessary in order to prevent the executive officer from being subjected to increased income taxes as a result of the taxable premium income; and
- in 2009 and years thereafter the Company will not pay any additional amounts to offset the income tax attributable to the premiums paid on behalf of the executives.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

January 31, 2009

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Kowalski	150,000		$ 42.0782	1/20/10		
	100,000		$ 32.4700	1/18/11		
	150,000		$ 34.0200	1/16/12		
	195,000		$ 25.8450	1/16/13		
	180,000		$ 39.7500	1/15/14		
	115,000		$ 31.4900	1/31/15		
	63,750	21,250	$ 37.8350	1/31/16		
	38,500	38,500	$ 40.1500	1/18/17		
	25,250	75,750	$ 37.6450	1/17/18		
	0	155,000	$ 23.0000	1/28/19		
					28,756 / 79,000 (c)	$ 596,687 (g)
					0 / 74,000 (d)	$ 0 (h)
					0 / 80,000 (e)	$ 0 (i)
					65,200 / 65,200 (f)	$ 1,352,900 (j)
James E. Quinn	100,000		$ 42.0782	1/20/10		
	75,000		$ 32.4700	1/18/11		
	110,000		$ 34.0200	1/16/12		
	140,000		$ 25.8450	1/16/13		
	115,000		$ 39.7500	1/15/14		
	72,500		$ 31.4900	1/31/15		
	38,250	12,750	$ 37.8350	1/31/16		
	24,500	24,500	$ 40.1500	1/18/17		
	10,250	30,750	$ 37.6450	1/17/18		
	0	62,000	$ 23.0000	1/28/19		
					17,472 / 48,000 (c)	$ 362,544 (g)
					0 / 46,500 (d)	$ 0 (h)
					0 / 33,000 (e)	$ 0 (i)
					26,100 / 26,100 (f)	$ 541,575 (j)
Beth O. Canavan	50,000		$ 42.0782	1/20/10		
	50,000		$ 32.4700	1/18/11		
	75,000		$ 34.0200	1/16/12		
	55,000		$ 39.7500	1/15/14		
	40,000		$ 31.4900	1/31/15		
	21,750	7,250	$ 37.8350	1/31/16		
	14,000	14,000	$ 40.1500	1/18/17		
	10,250	30,750	$ 37.6450	1/17/18		
	0	62,000	$ 23.0000	1/28/19		
					9,828 / 27,000 (c)	$ 203,931 (g)
					0 / 26,500 (d)	$ 0 (h)
					0 / 33,000 (e)	$ 0 (i)
					26,100 / 26,100 (f)	$ 541,575 (j)

(table continued on next page)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)
January 31, 2009

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James N. Fernandez	70,000		$ 42.0782	1/20/10		
	65,000		$ 32.4700	1/18/11		
	100,000		$ 34.0200	1/16/12		
	50,000		$ 25.8450	1/16/13		
	85,000		$ 39.7500	1/15/14		
	55,000		$ 31.4900	1/31/15		
	30,750	10,250	$ 37.8350	1/31/16		
	19,500	19,500	$ 40.1500	1/18/17		
	14,250	42,750	$ 37.6450	1/17/18		
	0	86,000	$ 23.0000	1/28/19		
					14,196 / 39,000 (c)	$ 294,567(g)
					0 / 37,500 (d)	$ 0 (h)
					0 / 45,000 (e)	$ 0 (i)
					36,200 / 36,200 (f)	$ 751,150 (j)
Jon M. King	6,000		$ 42.0782	1/20/10		
	5,000		$ 32.4700	1/18/11		
	7,000		$ 34.0200	1/16/12		
	3,000		$ 35.9550	3/21/12		
	2,500		$ 25.8450	1/16/13		
	15,000		$ 25.9400	3/20/13		
	35,000		$ 39.7500	1/15/14		
	30,000		$ 31.4900	1/31/15		
	17,250	5,750	$ 37.8350	1/31/16		
	5,000	5,000	$ 33.7850	6/07/16		
	13,000	13,000	$ 40.1500	1/18/17		
	10,250	30,750	$ 37.6450	1/17/18		
	0	62,000	$ 23.0000	1/28/19		
					7,644 / 21,000 (c)	$ 158,613 (g)
					0 / 25,000 (d)	$ 0 (h)
					0 / 33,000 (e)	$ 0 (i)
					26,100 / 26,100 (f)	$ 541,575 (j)

Notes to Outstanding Equity Awards at Fiscal Year-end Table

(a) For any option reported, the grant date was ten (10) years prior to the expiration date shown. All options vest 25% per year over the four-year period following a grant date.

PROXY STATEMENT

(b) In this column, the number to the left of the slash mark indicates the number of shares on which the payout value shown in the column to the right was computed. See Notes (g), (h), (i) and (j) below. The number to the right of the slash mark indicates the total number of shares that would vest upon attainment of all performance objectives over the three-year performance period.

(c) This grant will have vested three business days following the date on which the Company's financial results for Fiscal 2008 were released.

(d) This grant will vest three business days following the date on which the Company's financial results for Fiscal 2009 are released.

(e) This grant will vest three business days following the date on which the Company's financial results for Fiscal 2010 are released.

(f) This grant will vest three business days following the date on which the Company's financial results for Fiscal 2011 are released.

(g) This value has been computed at 36.4% of maximum based upon Company EPS and ROA performance in Fiscal 2006, 2007 and 2008. The computation assumes that 42.8% of the units will vest based on EPS performance; the resulting number of shares was then decreased by 15% for ROA performance. The resulting value was computed on the basis of the stock closing price on January 30, 2009, $20.75.

(h) This value has been computed based upon Company EPS and ROA performance in Fiscal 2007 and 2008. The computation assumes that 0% of the units will vest based on EPS performance. The resulting value was computed on the basis of the stock closing price on January 30, 2009, $20.75.

(i) This value has been computed based upon Company EPS and ROA performance in Fiscal 2008. The computation assumes that 0% of the units will vest based on EPS performance. The resulting value was computed on the basis of the stock closing price on January 30, 2009, $20.75.

(j) This value has been computed on the assumption that Earnings from Continuing Operations Target will be met in any of Fiscal 2009, 2010, or 2011.

OPTION EXERCISES AND STOCK VESTED
Fiscal 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Kowalski	540,000 (a)	$ 13,697,964	92,000	$ 4,045,700
James E. Quinn	0	$ 0	58,000	$ 2,550,550
Beth O. Canavan	0	$ 0	32,000	$ 1,407,200
James N. Fernandez	68,000 (b)	$ 1,199,125	44,000	$ 1,934,900
Jon M. King	0	$ 0	24,000	$ 1,055,400

Notes to Option Exercises and Stock Vested Table

(a) Weighted-average holding period for options exercised: 9.8 years.

(b) Weighted-average holding period for options exercised: 5.6 years.

PENSION BENEFITS TABLE

Name	Plan Name (a)	Number of Years Credited Service	Actuarial Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Michael J. Kowalski	Pension Plan	30(b) (d)	$ 473,502	$ 0
	Excess Plan	30(b) (d)	$ 5,140,837	$ 0
	Supplemental Plan	30(b) (d)	$ 1,568,317	$ 0
James E. Quinn	Pension Plan	22 (d)	$ 349,782	$ 0
	Excess Plan	22 (d)	$ 2,238,823	$ 0
	Supplemental Plan	22 (d)	$ 1,096,961	$ 0
Beth O. Canavan	Pension Plan	21	$ 305,989	$ 0
	Excess Plan	21	$ 1,176,668	$ 0
	Supplemental Plan	21	$ 651,524	$ 0
James N. Fernandez	Pension Plan	30 (c)	$ 362,660	$ 0
	Excess Plan	30 (c)	$ 1,922,930	$ 0
	Supplemental Plan	30 (c)	$ 587,455	$ 0
Jon M. King	Pension Plan	18	$ 210,317	$ 0
	Excess Plan	18	$ 658,295	$ 0
	Supplemental Plan	18	$ 84,852	$ 0

Notes to Pension Benefits Table

(a) The formal names of the plans are: the Tiffany and Company Pension Plan ("Pension Plan"), the Tiffany and Company Un-funded Retirement Plan to Recognize Compensation in Excess of Internal Revenue Code Limits ("Excess Plan") and the Tiffany and Company Supplemental Retirement Income Plan ("Supplemental Plan").

(b) Mr. Kowalski has been credited with 6.4 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 98,807
Excess Plan:	$1,072,749
Supplemental Plan:	$ 59,563

(c) Mr. Fernandez has been credited with 6.3 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. The effect of this credit has been to augment the present value of his accumulated benefit under the retirement plans as follows (these amounts are included in the Pension Benefits table above):

Pension Plan:	$ 74,897
Excess Plan:	$ 397,127
Supplemental Plan:	$ 36,720

(d) Mr. Kowalski and Mr. Quinn are currently eligible for early retirement under each of the Pension, Excess and Supplemental Plan. They are each eligible for early retirement because they have reached age 55 and have accumulated at least ten years of credited service. The normal retirement age under each of the plans is 65. However those eligible for early retirement may retire with a reduced benefit. For retirement at age 55, the reduction in benefit would be 40%, as compared to the benefit at age 65. The benefit reduction for early retirement is computed as follows:

- For retirement between age 60 and age 65, the executive's age at early retirement is subtracted from 65; for each year in the remainder the benefit is reduced by five percent;
- Thus, for retirement at age 60 the reduction is 25%;
- For retirement between age 55 and age 60, the reduction is 25% plus an additional three percent for each year by which retirement age precedes age 60.

Assumptions Used in Calculating the Present Value of the Accumulated Benefits

The assumptions used in the Pension Benefit Table are that the executive would retire at age 65; mortality based upon the 1994 Group Annuity Mortality Table, Male & Female; a discount rate of 7.25%. All assumptions were consistent with those used to prepare the financial statements for Fiscal 2008, with one exception. In preparing the financial statements for Fiscal 2008, a discount rate of 7.5% was used for the Excess Plan and Supplemental Plan.

Features of the Retirement Plans

Tiffany has established three retirement plans for eligible employees: the Pension Plan, the Excess Plan and the Supplemental Plan. The executive officers of the Company are eligible to participate in all three.

Average Final Compensation

Average final compensation is used in each plan to calculate benefits. A participant's "average final compensation" is the average of the highest five years of compensation received in the last 10 years of creditable service.

In general, compensation reported in the SUMMARY COMPENSATION TABLE above as "Salary", "Bonus" or "Non-Equity Incentive Plan Compensation" is compensation for purposes of the Plans; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included. However, Internal Revenue Code requirements limit the amount of compensation that may be included in calculating the benefit under the Pension Plan.

Pension Plan

These are the key features of the Pension Plan:

- it is a "tax-qualified plan," that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans;
- it is a "funded" plan (money has been deposited into a trust that is insulated from the claims of the Company's creditors);
- it is available at no cost to regular full-time employees of Tiffany hired on or before December 31, 2005;
- all executive officers are participants;
- benefits vest after five years of service;
- benefits are based on the participant's average final compensation and years of service;

- benefits are subject to Internal Revenue Code limitations on the total benefit and the amount that may be included in average final compensation; and
- benefits are not offset by Social Security.

The benefit formula under the Pension Plan first calculates an annual amount based on average final compensation and then multiplies it by years of service. This is the formula: [[(average final compensation less covered compensation) x 0.015] plus [(average final compensation up to covered compensation) x 0.01]] x years of service. "Covered compensation" varies by the participant's birth date and it is an average of taxable wage bases calculated for Social Security purposes.

<u>Example</u>: covered compensation for a person born in 1952 is $72,600. This person has average final compensation of $100,000 and 25 years of service. The Pension benefit at age 65 would be calculated as follows: [[($100,000 - $72,600) x 0.015] plus [($72,600) x 0.01]] x 25 = $28,425 annual benefit for a single life annuity.

The form of benefit elected can reduce the amount of benefit. The highest benefit is available for an unmarried participant who elects to take the benefit over the course of his or her own life. A person who elects to take the benefit over the course of two lives, such as a 100% annuity over the lives of the participant and his or her spouse, will suffer an actuarial reduction in the amount of his or her benefit.

Excess Plan

These are the key features of the Excess Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to officers and other select management employees whose benefits under the Pension Plan are affected by Internal Revenue Code limitations, including all executive officers;
- it uses the same retirement benefit formula as is set forth in the Pension Plan, but includes in average final compensation earnings that are excluded under the Pension Plan due to Internal Revenue Code Limitations;
- benefits are offset by benefits payable under the Pension Plan;
- benefits are not offset by benefits payable under Social Security;
- benefits vest after five years of service;
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants;
- benefits are payable upon the later of the participant's separation from service, as defined under the plan, or attainment of age 55; and
- participants will not receive any distribution from the plan until six months following separation from service.

Supplemental Plan

These are the key features of the Supplemental Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;

- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to executive officers;
- it uses a different benefit formula than that used by the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under Social Security;
- benefits do not vest until the executive attains, while employed by Tiffany, age 65, or age 55 if he or she has provided 10 years of service (benefits will vest earlier on a termination from employment following a change in control (see "Definition of a Change in Control" below));
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants; and
- participants will not receive any distribution from the plan until six months following separation from service as defined under the plan.

As its name implies, the Supplemental Plan supplements payments under the Pension Plan, the Excess Plan and from Social Security so that total benefits equal a variable percentage of the participant's average final compensation.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

(a) The formula for benefits under the Pension and Excess Plans is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation (see above). A retiree with less than ten years of service would not receive any benefit under the Supplemental Plan but could expect to receive a benefit of approximately 13% of average final compensation under the Pension and Excess Plans.

Early Retirement and Extra Service Credit

Please refer to Note (d) on PS-55 for a discussion of the early retirement features of the Plans.

Tiffany does not have a policy for or practice of granting extra years of credited service under the Plans. Mr. Kowalski and Mr. Fernandez have credit for service with Tiffany's former parent corporation. This credit was arranged in 1984 when the Company purchased Tiffany.

NONQUALIFIED DEFERRED COMPENSATION TABLE
(Fiscal 2008)

Name	Executive Contribution In Last Fiscal Year (a) ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year (b) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End (c) ($)
Michael J. Kowalski	$ 53,816	$ 0	$ (20,406)	$ 54,644	$ 300,140
James E. Quinn	$ 0	$ 0	$(473,020)	$ 0	$ 821,691
Beth O. Canavan	$ 92,623	$ 0	$ (196,958)	$ 17,730	$ 344,169
James N. Fernandez	$ 208,716	$ 0	$ (413,573)	$ 0	$ 761,576
Jon M. King	$ 0	$ 0	$ 0	$ 0	$ 0

Note to Nonqualified Deferred Compensation Table

(a) This column includes amounts that are also included in the amounts shown in the columns headed "Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(b) Amounts shown in this column are not reported as compensation in the Summary Compensation Table because the Company's Executive Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(c) Amounts shown in this column include amounts that were reported as compensation in the Summary Compensation Table for Fiscal 2008 and for prior fiscal years to the extent that such amounts were contributed by the executive but not to the extent that such amounts represent earnings. See Note (b) above.

Features of the Executive Deferral Plan

These are the key features of the Company's Executive Deferral Plan:

- Participation is open to directors and executive officers of the Company as well as other vice presidents and "director-level" employees of Tiffany;
- Directors of the Company may defer all of their cash compensation;
- Employees may defer up to 50% of their salary and up to 90% of their cash annual incentive or bonus compensation;
- The Company makes no contribution and guarantees no specific return on money deferred;
- Deferrals are placed in a trust that is subject to the claims of Tiffany's creditors;
- Deferred compensation is invested by the trustee in various mutual funds as directed by Tiffany, which follows the directions of participants;
- The value in the participant's account (and Tiffany's responsibility for payment) is measured by the return on the investments selected by the participant;

- Deferrals may be made to a Retirement Account and to accounts which will pay out on specified "in-service" dates;
- Participants must elect to make deferrals in advance of the period during which the deferred compensation is earned;
- Retirement Accounts pay out in 5, 10, 15 or 20 annual installments after retirement as elected in advance by the participant;
- Except in the case of previously elected "in-service" payout dates, participants are not allowed to withdraw funds while they remain employed other than for unforeseeable emergencies and then only with the permission of Tiffany's Board;
- Termination of services generally triggers a distribution of all account balances other than, in the case of retirement or disability, retirement balances; and
- Most participants, including all executive officers, will not receive any distribution from the plan until six months following termination of services.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table shows payments, the value of accelerated vesting of equity compensation and the value of benefits that would have been provided, or that would have accrued, to the named executive officers in the event that a change in control of the Company had occurred on January 31, 2009 (first two columns to the right of the executive's name) and on the further assumption that the employment of the executive officer was involuntarily terminated without cause at that time (the other four columns):

	Vesting On Change in Control With or Without Termination of Employment		Payable or Vesting On Termination of Employment Following Change in Control				Total Potential Payments Assuming Both a Change in Control and a Subsequent Termination of Employment
Name	Early Vesting of Stock Options Granted prior to 2009 (a)	Early Vesting of Restricted Stock Units Granted Prior to 2009 (b)	Early Vesting of Supple-mental Plan (c)	Cash Severance Payment (d)	Welfare Benefits (e)	Early Vesting of Stock Options Granted 2009 or later	Total (f)
Michael J. Kowalski	$ 0	$ 3,195,500	$ 0	$ 4,000,000	$ 35,027	$ 0	$ 7,230,527
James E. Quinn	$ 0	$ 1,649,625	$ 0	$ 2,516,000	$ 35,027	$ 0	$ 4,200,652
Beth O. Canavan	$ 0	$ 1,234,625	$ 913,110	$ 2,040,000	$ 35,027	$ 0	$ 4,222,762
James N. Fernandez	$ 0	$ 1,711,875	$ 854,596	$ 2,516,000	$ 35,027	$ 0	$ 5,117,498
Jon M. King	$ 0	$ 1,203,500	$ 123,438	$ 2,040,000	$ 12,525	$ 0	$ 3,379,463

Notes to Potential Payments on Termination or Change in Control Table

(a) The value of early vesting of stock options was determined using $20.75, the closing value of the Company's common stock on January 30, 2009.

(b) The value of early vesting of performance-based restricted stock units granted in January 2008 and prior thereto was determined using $20.75, the closing value of the Company's common stock on January 30, 2009. In the event of a change in control such units vest at the maximum number of shares.

(c) Absent a change in control followed by termination of employment, the Supplemental Plan will vest only when the participant attains the in-service age of 55 years with ten years of service, or in-service age of 65 years.

(d) Cash severance payments were determined by multiplying the sum of (i) actual salary and (ii) the target annual incentive award or bonus, by two.

(e) The amounts shown in this column represent two years of health-care coverage determined on the basis of the Company's "COBRA" rates for post-employment continuation coverage. Such rates are available to all participating employees who terminate from employment and were determined on the basis of the coverage elections made by the executive officer.

(f) This column is the total of columns (a) through (e) in the table above. It assumes that two events have occurred: a change in control and a termination of employment following such change in control.

Explanation of Potential Payments on Termination or Change in Control

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements for two years.

If the executive incurs an involuntary termination during his or her fixed term of employment under a retention agreement, compensation would be payable to the executive as follows:

- Two times the sum of the executive's salary and target annual incentive award or bonus, as severance;
- Two years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units on a Change in Control

Pre-2009 Equity Grants

For stock option and restricted stock unit grants awarded prior to 2009, in the event of a "change in control" of the Company, all options granted to employees (including executive officers) become exercisable in full and all restricted stock units vest and convert to shares.

Post-2009 Equity Grants

Stock Option Grants

For grants awarded in 2009 or later, outstanding stock options will vest in full and become exercisable in the event of a "change in control" if it results in the dissolution of the Company, or the Company goes out of existence or comes under the substantial ownership (80%) of another person, and the acquiring party does not arrange to assume or replace the grant. These types of change in control events are referred to as "terminating transactions." (see "Definition of a Change in Control" below).

For all other change in control events (see "Definition of a Change in Control" below), early vesting will occur in full but only if the named executive officer is involuntarily terminated from employment following the change in control. "Involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

Performance-Based Restricted Stock Unit Grants

For grants awarded in 2009 or later, outstanding performance-based restricted stock units will vest in full and convert to shares in the event of a terminating transaction.

For all other change in control events (see "Definition of a Change in Control" below), performance-based restricted stock units will vest in full if the change in control event occurs in the last fiscal year of a three-year performance period, 70% if it occurs in the second fiscal year of a three-year performance period; and 30% if it occurs in the first fiscal year of a three-year performance period. In the event of the first type of change in control event described in the definition below (a 35% share acquisition), such proportionate vesting will occur only if the named executive officer is involuntarily terminated following the change in control event.

Supplemental Retirement Benefits Vest on a Change in Control

Benefits under the Pension Plan and the Excess Plan are vested for all named executive officers. Benefits under the Supplemental Plan are vested for Mr. Kowalski and Mr. Quinn. In the event of a change in control benefits under the Supplemental Plan would early vest for Mrs. Canavan, Mr. Fernandez and Mr. King, should they be terminated from employment without cause, or resign from employment with good reason. Such vesting would not necessarily result in any payment at the time of such change in control.

Definition of a Change in Control

For purposes of the Supplemental Plan, equity awards made in 2009, and the retention agreements the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (a "person" being an individual or organization) acquires 35% or more in voting power or stock of the Company, or the right to obtain such voting power;
- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 15, 2009, or, if they became members of the Board after that date, were approved by the directors;
- As a result of a corporate transaction such as a merger, the stockholders of Tiffany immediately prior to such transaction do not own 51% of Tiffany's outstanding shares; or
- All or substantially all assets of the Company or Tiffany are sold or disposed of to an unrelated party.

Certain change in control events will be considered "terminating transactions", provided the acquirer does not arrange to assume or replace the grant. Terminating transactions include (i) the dissolution of the Company, or (ii) if the Company comes under the substantial ownership (80%) of another person. The definition of "change in control" for equity awards made prior to 2009 is somewhat, but not substantially different.

Non-Competition Covenants Affected by Change in Control

In the event of a change in control, the duration of certain non-competition covenants could be cut back from as long as two years following termination of employment to as little as six months in the event a change in control were to occur. In the table above, we have not assigned any value to a potential cutback.

Early Retirement

Mr. Kowalski was eligible to take early retirement on January 31, 2009. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $904,784 per year had he retired effective January 31, 2009, subject to applicable offsets by benefits payable under Social Security.

Mr. Quinn was eligible to take early retirement on January 31, 2009. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $477,424 per year had he retired effective January 31, 2009, subject to applicable offsets by benefits payable under Social Security.

Death or Disability

If any of the named executive officers had died or become disabled on January 31, 2009, stock options then unvested would have early vested. The value of such early vesting is shown in the columns labeled "Early Vesting of Stock Options Granted Prior to 2009" in the table on page PS-61. If any of the named executive officers had died or become disabled on January 31, 2009, certain performance-based restricted stock units would have early vested. The value of such early vesting would have been as follows for each of the named executive officers on January 31, 2009: Mr. Kowalski, $1,419,300; Mr. Quinn, $784,350; Mrs. Canavan, $535,350; Mr. Fernandez, $747,000; and Mr. King, $516,675.

DIRECTOR COMPENSATION TABLE
Fiscal 2008

Name	Fees Earned or Paid in Cash ($)(a)	Option Awards ($) (b) (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation ($)	Total ($)
Rose Marie Bravo	$ 69,000	$ 164,346	$ 6,929	$ 0	$ 240,275
William R. Chaney	$ 47,500	$ 164,346	$ 0	$ 0	$ 211,846
Gary E. Costley	$ 82,000	$ 192,133	N/A	$ 0	$ 274,133
Lawrence K. Fish	$ 66,000	$ 379,956	N/A	$ 0	$ 445,956
Abby F. Kohnstamm	$ 82,000	$ 164,346	N/A	$ 0	$ 246,346
Charles K. Marquis	$ 92,000	$ 164,346	$ 0	$ 0	$ 256,346
Peter W. May	$ 61,000	$ 379,956	N/A	$ 0	$ 440,956
J. Thomas Presby	$ 74,000	$ 164,346	N/A	$ 0	$ 238,346
William A. Shutzer	$ 78,000	$ 164,346	$ 1,795	$ 0	$ 244,141

Notes to Director Compensation Table

(a) Includes amounts deferred under the Executive Deferral Plan. For Mr. Chaney, the amount stated includes $16,500 in fees paid pursuant to a consulting arrangement following his May 16, 2008 retirement from directorship.

(b) Amounts shown represent the dollar amount of compensation cost recognized in Fiscal 2008 for stock options granted for Fiscal 2008 and previous fiscal years in accordance with SFAS No. 123R. In valuing option awards the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009. See Note N. "STOCK

COMPENSATION PLANS", in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(c) Supplementary Table: Outstanding Director Option Awards at Fiscal Year End

Name	Aggregate Number of Option Awards Outstanding at Fiscal Year End (number of underlying shares)
Rose Marie Bravo	87,216
William R. Chaney	192,500
Gary E. Costley	20,000
Lawrence K. Fish	20,000
Abby F. Kohnstamm	70,000
Charles K. Marquis	114,732
Peter W. May	20,000
J. Thomas Presby	45,000
William A. Shutzer	80,000

(d) The actuarial valuation shown takes into account the current age of the director and is based on the following assumptions consistent with those used in preparing the financial statements: 1994 Group Mortality Table, Male & Female; discount rate of 7.25% and retirement age of 65 (if the director is over age 65, the director is assumed to retire on January 31, 2009). Where a "0" appears in this column it is because there was a decline in value. In the case of Mr. Chaney, the decline was approximately $20,115. In the case of Mr. Marquis, the decline was approximately $23,164. This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred. Where an N/A appears, the director is not eligible for this benefit.

Discussion of Director Compensation Table

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $50,000 (this will be increased to $75,000 effective June 1, 2009);
- An additional annual retainer of $20,000 or $15,000 to the chairperson of the Audit, Compensation, Finance, or Nominating/Corporate Governance Committee, respectively;
- A per-meeting-attended fee of $2,000 for meetings attended in person (no fee is paid for attendance at any committee or subcommittee meetings which occur on the same day as a meeting of the full Board) (all per-meeting fees will be eliminated effective June 1, 2009);
- A fee of $1,000 for each telephonic meeting in which the director participates (all per-meeting fees will be eliminated effective June 1, 2009);
- Equity compensation, as discussed below; and
- A retirement benefit, also discussed below.

Under Tiffany's Amended and Restated Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments. The following table provides data concerning director participation in this plan:

Name	Director Contribution In Last Fiscal Year ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Gary E. Costley	$ 61,500	$ 0	$ (57,837)	$ 0	$ 92,961
Charles K. Marquis	$ 0	$ 0	$ (194,442)	$ 0	$ 285,177
William A. Shutzer	$ 78,000	$ 0	$ (288,752)	$ 0	$ 447,668

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Historically, non-employee directors have been granted options with a strike price equal to fair market value on the grant date. Options for 10,000 shares were granted on appointment and annually thereafter. All options expire no later than ten years, although some grants expire earlier.

Effective with the election of directors in May 2009 equity compensation practices will be changed. Each director will receive annual equity compensation with a value of $100,000 on grant, half in the form of a 10-year term stock option (vested immediately) and half in the form of restricted stock units (vesting after one-year of service or on retirement, at the prior election of the director). All options will continue to have a strike price equal to fair market value on the date of grant. The practice of making grants to directors on appointment will be discontinued, although directors joining the board between annual meetings will receive a pro-rated annual grant.

Directors who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000, payable at the later of age 65 or the retirement date. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director, or until death, if earlier. However, this particular benefit is not available to any director first appointed or elected after January 1, 1999; accordingly, Dr. Costley, Mr. Fish, Ms. Kohnstamm, Mr. May and Mr. Presby are not entitled to participate in this benefit plan.

Mr. Kowalski is an employee of Tiffany. He therefore receives no separate compensation for his service as director.

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Consumer Discretionary Index. Cumulative shareholder return is defined as changes in the closing price of our stock on the New York Stock Exchange, plus the reinvestment of any dividends paid on our stock.

Comparison of Cumulative Five Year Total Return



Tiffany & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Index
$250
$200
$150
$100
$50
$0
1/31/04
1/31/05
1/31/06
1/31/07
1/31/08
1/31/09

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2004 IN COMPANY STOCK AND IN EACH OF THE TWO INDICES. THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS IS ALSO ASSUMED.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

PROXY STATEMENT

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2009 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director but, if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

Information concerning each of the nominees is set forth below:

Michael J. Kowalski	Mr. Kowalski, 57, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of Fiscal 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the board of The Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility, and as the trustee and an investment manager for Tiffany's employee pension plan; and BNY Mellon Shareowner Services serves as the Company's transfer agent and registrar.
Rose Marie Bravo	Rose Marie Bravo, CBE, 58, became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. Ms. Bravo previously served as Chief Executive Officer of Burberry Limited from 1997 until 2006 and as President of Saks Fifth Avenue from 1992 to 1997. Prior to Saks, Ms. Bravo held a series of merchandising jobs at Macy's culminating in the Chairman & Chief Executive Officer role at I. Magnin which was a division of R. H. Macy & Co. Ms. Bravo serves on the Board of Directors of Estee Lauder Companies Inc.
Gary E. Costley	Dr. Costley, 65, was first elected to the Board in May 2007. He is a co-founder and managing director of C&G Capital and Management, LLC, which provides capital and management to health, medical and nutritional products and services companies. He was Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products from November 1997 until June 2004. Dr. Costley was Dean of the Graduate School of Management at Wake Forest University from 1995 until 1997. Dr. Costley held numerous positions at the Kellogg Company from 1970 until June 1994. His most recent position was President of Kellogg North America. He is a director of three other public companies: The Principal Financial Group, Covance Inc. and Prestige Brands Holdings, Inc.

Lawrence K. Fish — Mr. Fish, 64, retired as Chairman of Citizens Financial Group, Inc. ("Citizens"). He served in that role since 2005, and before that as President and Chief Executive Officer, from 1992, of Citizens. Mr. Fish is a member of the Board of Trustees of Massachusetts Institute of Technology and an Overseer of the Boston Symphony Orchestra. He serves on the boards of Textron and The Brookings Institution. Mr. Fish was first elected a director of the Company in May 2008.

Abby F. Kohnstamm — Ms. Kohnstamm, 55, is the President and founder of Abby F. Kohnstamm & Associates, Inc., a marketing and consulting firm. Prior to establishing her company, Ms. Kohnstamm served as Senior Vice President, Marketing of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM. In addition, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm also serves on the Board of Directors of the Progressive Corporation and the Board of Trustees of Tufts University where she is also a member of its Executive Committee. She recently joined the Board of Directors of the Roundabout Theatre Company. She became a director of Tiffany & Co. in July 2001, when she was selected by the Board to replace a retiring director.

Charles K. Marquis — Mr. Marquis, 66, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P. He was elected a director of Tiffany & Co. in 1984.

Peter W. May — Mr. May, 66, is President and founding partner of Trian Partners, a New York-based investment management firm launched in November 2005. Mr. May also serves as Vice Chairman and a director of Trian Acquisition I Corp. (AMEX: TUX.U), a publicly traded blank check company formed to effect a business combination, and as non-executive Vice Chairman and a director of Wendy's/Arby's Group, Inc. (formerly Triarc Companies, Inc. ("Triarc")) (WEN), which is the third largest quick-service restaurant company in the United States and is the franchisor for the Wendy's® and Arby's® restaurant systems. In addition, Mr. May serves as a director and chairman of the compensation committee of Deerfield Capitol Corp. (NYSE:DFR). Mr. May served as President and Chief Operating Officer of Triarc from April 1993 through June 2007. Prior to joining Triarc, Mr. May was President and Chief Operating Officer of Trian Group, Inc., which provided investment banking and management services for entities controlled by him. Mr. May also served as President and Chief Operating Officer and a director of Triangle Industries, Inc., which, through wholly-owned subsidiaries, was, at the time, a manufacturer of packaging products (through American National Can Company), copper electrical wire and cable and steel conduit and currency and coin handling products. Mr. May is the Chairman of the Board of Trustees of The Mount Sinai Medical Center in New York, where he led the turnaround of this major academic health center from serious financial difficulties to what is today one of the most profitable and fastest growing academic medical centers in the United States. In addition, Mr. May is a Trustee of the University of Chicago, a member of its Executive Committee, and a member of the Advisory Council on the Graduate School of Business at The University of Chicago. Mr. May is also a Trustee of Carnegie Hall and a partner of the

Partnership for New York City, as well as the past Chairman of the UJA Federation's "Operation Exodus" campaign and an honorary member of the Board of Trustees of The 92nd Street Y. He is a founding member of the Laura Rosenberg Memorial Foundation for Pediatric Leukemia Research and is Chairman of the Board of The Leni and Peter May Family Foundation. He was first elected a director of the Company in May 2008.

J. Thomas Presby	Mr. Presby, 69, retired in 2002 as a partner in Deloitte Touche Tohmatsu. At Deloitte he held numerous positions in the United States and abroad, including the posts of Deputy Chairman and Chief Operating Officer. He was selected to be a director of the Company in November 2003 by the Board to fill a newly created position. He now serves as a director and audit committee chair for the Company and American Eagle Outfitters, Invesco Ltd, First Solar, Inc., and World Fuel Services, Inc. As Mr. Presby has no significant business activities other than board service, he is available full time to fulfill his board responsibilities. He is a Certified Public Accountant and a holder of the NACD Certificate of Director Education.
William A. Shutzer	Mr. Shutzer, 62, is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994. He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Board of Directors of WebMedia Brands Inc. (formerly known as Jupiter Media Corp.).

In the event that any of the current directors standing for reelection does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, such person would continue to serve as a director until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office. Each of the nominees for director has agreed to tender his or her resignation in the event that he or she does not receive such a majority. Under the Corporate Governance Principles adopted by the Board, the Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. Please refer to Section 1.i of the Corporate Governance Principles, which are attached as Appendix I hereto for further information about the procedure that would be followed in the event of such an election result.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR

Item 2. Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed and the Board has ratified the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements for Fiscal 2009. As a matter of good corporate governance, we are asking you to ratify this selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review this matter if this appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009.

Item 3. Approval of an amendment to the 2005 Employee Incentive Plan

On March 17, 2005 the Board adopted, and on May 19, 2005 at the 2005 Annual Meeting the stockholders approved, the Company's 2005 Employee Incentive Plan (the "Plan"). On January 19, 2006 the Board first amended the Plan and on May 18, 2006 the stockholders approved the first amendment to the Plan.

If the proposed second amendment is approved by the stockholders, the text of Section 4.2(a)(i) of the Plan will be modified to read as follows:

"4.2 *Shares Subject to Plan*

(a) (i) Subject to the following provisions of this subsection 4.2, the maximum number of Shares that may be delivered to Participants and their beneficiaries under the Plan shall be ~~Eleven Million (11,000,000)~~ [**Thirteen Million Five-Hundred Thousand (13,500,000)**] Shares, provided that such maximum shall be reduced by one and 58 hundredths (1.58) of a Share for each Share that is delivered pursuant to a Stock Award." (**bold** *indicates new material;* ~~strikethrough~~ *indicates deleted material*).

THE BOARD RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE 2005 EMPLOYEE INCENTIVE PLAN.

MATERIAL FEATURES OF THE PLAN

Following is a summary of the material features of the Plan. A copy of the Plan is attached to this Proxy Statement as Appendix II.

Maximum Number of Shares

As previously approved by the stockholders, the maximum number of shares of common stock that may be issued under the Plan is 11,000,000. If the proposed amendment is approved by the stockholders that number will be increased to 13,500,000.

The maximum number of shares that will be available for grant under the Plan is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. See Stock Awards below. Thus, when a share is issued on vesting of a stock award, the maximum is reduced by 1.58 shares and when a share is issued on exercise of an option the maximum is reduced by one share. The maximum number of shares available for grant under the 2005 Incentive Plan is also subject to adjustment for corporate transactions. See Maximum Number of Shares and Adjustments for Corporate Transactions under the Incentive Plan below.

As of March 23, 2009, 1,392,416 shares had been issued under the plan and 4,997,025 are subject to grants and may be issued on vesting and exercise of options or on vesting of stock awards.

Stock Options Already Granted Under the Plan (as of March 23, 2009)

Person or Group Granted Options	Aggregate Option Shares Granted (A)	Percent of Option Shares Granted to All Employees	Weighted Average Exercise Price Per Share
Michael J. Kowalski	418,000	24.5%	$32.7145
James E. Quinn	203,000	11.9%	$33.8245
Beth O. Canavan	160,000	9.4%	$32.4429
James N. Fernandez	223,000	13.1%	$32.4702
Jon M. King	162,000	9.5%	$32.2309
All Executive Officers as a Group	1,683,000	98.6%	$32.5095
All Employees who are Not Executive Officers as a Group	23,948	1.4%	$37.6485
Total	1,706,948	100%	$32.5816

(A) Stock options have been granted for 10-year terms with the exercise price being equal to fair market value on the grant date. Stock options vest ratably over a four-year period of continued employment.

Stock Unit Awards Already Made Under the Plan
(as of March 23, 2009)

Person or Group Granted Stock Units	Aggregate Number of Stock Units Granted (A)	Percent of Stock Units Granted to All Employees
Michael J. Kowalski	298,200	9.3%
James E. Quinn	153,600	4.8%
Beth O. Canavan	112,600	3.5%
James N. Fernandez	157,700	4.9%
Jon M. King	105,100	3.3%
All Executive Officers as a Group	1,184,776	36.8%
All Employees who are Not Executive Officers as a Group	2,033,600	63.2%
Total	3,218,376	100%

(A) Stock units granted include both performance-based restricted stock units, which are granted to executive officers and vice presidents, and restricted stock units which are granted to employees who are not officers. Vesting of performance-based restricted stock units is dependent upon attainment of Company financial performance objectives over (i) a three-year performance period and continued employment throughout that period for executive officers; or (ii) a four-year period and continued employment throughout that period for vice presidents. Restricted stock units vest ratably over a four-year period of continued employment; vesting is not dependent on Company financial performance.

PROXY STATEMENT

Market Value Per Share

As of March 23, 2009, the market value of one share of the Company's Common Stock, $0.01 par value, was $22.08 calculated as the mean between the lowest and highest reported sales price of such a share on such date as reported in the New York Stock Exchange Composite Transactions Index.

Administration of the Plan

The Plan is administered by the Stock Option Subcommittee of the Compensation Committee which consists of two or more outside directors selected by the Board (the "Committee"). The Committee has the authority to determine:

- employees to whom awards are granted;
- the size and type of awards; and
- the terms and conditions of such awards.

Number and Identity of Future Participants and Form of Awards Not Yet Determined

Under the Plan, the Committee may designate any employee of the Company or its related companies as a participant. The number and identity of participants to whom awards will eventually be made under the Plan has not yet been determined, and, subject to the Plan, the form of such awards is at the discretion of the Committee. It is therefore not possible at this time to provide specific information as to actual future award recipients or the form of such awards. However, to date, participation has been limited to management employees. As of March 23, 2009, a total of 865 employees were Participants.

Awards Available under the Plan

Following are summaries of the various awards available under the Plan.

Options and SARs

The grant of a stock option entitles the holder to purchase a specified number of shares of the Company's Common Stock at an exercise price specified at the time of grant.

Stock options may be granted in the form of nonqualified stock options ("NQSOs") or incentive stock options ("ISOs"). Grants of ISOs must fulfill the requirements applicable to an "incentive stock option" described in Section 422(b) of the Internal Revenue Code.

The grant of a stock appreciation right ("SAR") entitles the holder to receive the appreciation value, if any, for a specific number of shares of the Company's common stock over a specific time period. The Committee may provide the appreciation value in cash or in shares. The appreciation value is equal to all or a portion of the growth in the fair market value over an exercise price specified at the time of grant.

The Plan limits the discretion of the Committee with respect to Options and SARs as follows:

- the term of an option or SAR may not exceed 10 years;
- the per-share exercise price of each option or SAR must be established at the time of grant or determined by a formula established at the time of grant;
- the exercise price may not be less than 100% of fair market value as of the "pricing date";
- the per-share exercise price may not be decreased after grant except for adjustments made to reflect stock splits and other corporate transactions (see Maximum Number of Shares and Adjustments for Corporate Transactions under the Incentive Plan below);
- neither an option nor a SAR may be surrendered for a new option or SAR with a lower exercise price; and
- the pricing date must generally be the grant date, subject to limited exceptions.

Stock Awards

A stock award is the grant of shares of the Company's Common Stock or a right to receive such shares, their cash equivalent or a combination of both. Each stock award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine.

Cash Incentive Awards

Cash awards may be granted as determined by the Committee. Terms of cash awards must be set out by agreement, which may specify performance periods and goals. The Committee has the discretion to adjust pre-established Performance Goals under certain circumstances.

Settlement of Awards, Deferred Settlements Tax Withholding and Dividend Equivalents

The Committee has the discretion to settle awards through cash payments, delivery of Common Stock, the grant of replacement awards or any combination thereof.

The Committee may permit the payment of the option exercise price to be made as follows:

- in cash;
- by the tender of the Company's shares of Common Stock; or
- by irrevocable authorization to a third party to sell shares received upon exercise of the option and to remit the exercise price.

Before distribution of any shares pursuant to an award, the Committee may require the participant to remit funds for any required tax withholdings. Alternatively, the Committee may withhold shares to satisfy such tax requirements. All cash payments made under the Incentive Plan may be net of any required tax withholdings.

The Committee may provide for the deferred delivery of stock upon the exercise of an option or SAR or upon the grant of a stock award. Such deferral can be evidenced by use of "Stock Units" – bookkeeping entries equivalent to the fair market value, from time to time, of a specified number of shares. Stock Units are settled at the end of the applicable deferral period by delivery of shares or as otherwise determined by the Committee.

The Committee has the discretion to provide participants with the right to receive dividends or dividend equivalent payments with respect to the underlying shares of Common Stock.

Duration of the Plan

No award may be made under the Plan after April 30, 2015. However, the plan shall remain in effect as long as any awards previously made remain outstanding.

Maximum Number of Shares and Adjustments for Corporate Transactions under the Incentive Plan

Subject to further adjustments for corporate transactions, as discussed below, the maximum number of shares of the Company's Common Stock now remaining available for grant under the Plan is 4,470,646. If the amendment which is the subject of this proxy solicitation is approved, that number will be 6,970,646.

IMPORTANT NOTE: the above number assumes that all restricted stock units and options now outstanding (i.e. previously granted) will vest and that the underlying shares will be delivered to the participants; based upon that assumption, the maximum number of shares available for delivery under the Plan (11,000,000 shares) has been reduced by 1,770,250 shares (1.58 shares for every share assumed delivered on vesting of a stock unit now granted) and 1,706,948 shares (one share for every share assumed delivered on vesting of a stock option now granted). There are circumstances in which such restricted stock units and options will not vest, including failure to attain performance goals and termination of employment. In those circumstances, shares represented by the non-vested units would be added back into the maximum.

Shares subject to an award that are not delivered because of failure to vest, forfeiture, cancellation or cash settlement become available for further grant.

If a participant exercises an option by delivery of previously-owned shares in payment of the exercise price or of any tax withholding obligation, all shares issued to the employee without offset for the number of shares delivered in payment will be counted against the maximum.

The maximum number of shares which may be delivered under the Incentive Plan is subject to further adjustment for corporate transactions, such as:

- stock splits, stock dividends and stock distributions;
- any other transaction in which outstanding shares of Common Stock are increased, decreased, changed or exchanged; or
- a transaction in which cash, property, Common Stock or other securities are distributed in respect of outstanding shares.

If such a corporate transaction occurs, the Committee will make appropriate adjustments in:

- the number and/or type of shares for which awards may be granted under the Incentive Plans after such transaction; and
- the number and/or type of shares or securities for which awards then outstanding under the Incentive Plans may be exercised after such transaction – such adjustments would be made without changing the aggregate exercise price applicable to the unexercised portions of outstanding options or SARs.

For example, to adjust for the last corporate transaction – the two-for-one stock split that became effective in July 2000 – the Committee doubled the maximum number of shares that could be issued under the 1998 Incentive Plan. The Committee also doubled the number of unexercised shares that were the subject of outstanding options and cut the corresponding per-share exercise price in half.

Other Limits under the Plan

Subject to further adjustment for corporate transactions, as discussed above, the 2005 Incentive Plan imposes the following limit:

- shares that may be issued as ISOs under the 2005 Incentive Plan – 1,000,000;
- shares that may be granted in any one fiscal year to any one participant pursuant to any and all awards – 400,000; and
- maximum aggregate cash pay-out in any one fiscal year for cash awards to a "covered executive" – $2,000,000.

Amendment of Plan

The Board may, at any time, amend or terminate the Plan. However, the approval of the Company's stockholders will be required for any amendment (other than adjustments for corporate transactions) which would:

- increase the maximum number of shares that may be delivered under the Plan as described in Maximum Number of Shares and Adjustments for Corporate Transactions under the Incentive Plan above;
- increase any of the limits described above under Other Limits Under the Plan;
- decrease the minimum exercise price for an option or SAR or permit the surrender of an option or an SAR as consideration in exchange for a new award with a lower exercise price, each as described above under Options and SARs; or
- increase the maximum term of an option or SAR as described above under Options and SARs.

Federal Income Tax Consequences of Incentive Plan Awards

The Company believes that under present law and regulations the federal income tax treatment of the various awards that may be made under the Incentive Plan will be as described below. In general, the Company's and its subsidiaries' right to claim a deduction is subject to the requirements of Section 162(m) of the Code (See Section 162(m) of the Code below).

The grant of an NQSO will not have any tax consequence to the Company nor to the participant. The exercise of an NQSO will require the participant to include in his or her taxable ordinary income the amount by which the fair market value of the acquired shares on the exercise date exceeds the option price. Upon a subsequent sale or taxable exchange of shares acquired upon the option exercise, the participant will recognize long-or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares (the fair market value on the exercise date). The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of his or exercise of an NQSO.

The grant of an ISO will not have any tax consequence to the Company nor to the participant. The exercise of an ISO will not cause the participant to realize ordinary taxable income nor permit the Company to take a deduction unless the participant disposes of the acquired shares within the later of two years after the grant of the option and one year after the date of the exercise. (However, for purposes of computing the participant's alternative minimum tax liability, the spread between the option price and the stock's fair market value on the date of the ISO exercise is treated as income.) If the participant fails to achieve that minimum holding period before deposition, the participant will be treated as though he or she had exercised a NQSO for tax purposes and the Company will be treated as though the participant had exercised a NQSO (see NQSOs above). If the participant achieves the minimum holding period, any gain or loss that is realized on the subsequent disposition of such shares will be treated as long-term capital gain or loss.

The grant of an SAR will not have any tax consequence to the Company nor to the participant. The exercise of an SAR will require the participant to include in his or her taxable ordinary income the amount of any cash received plus the fair market value of any shares issued as the result of the exercise. Upon a subsequent sale or taxable exchange of shares, if any, acquired upon an SAR exercise, the participant will recognize long-term or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares (the fair market value on the exercise date). The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of his or her exercise of an SAR.

The grant of a stock award (including a stock unit) will not have any tax consequence to the Company nor to the participant if, at the time of the grant, the shares or units provided to the participant are subject to a substantial risk of forfeiture, and provided further that the participant chooses not to elect to recognize income. The participant may, however, elect to recognize taxable ordinary income at the time of a stock (but not a unit) grant equal to the fair market value of the stock awarded. Failing such an election, as of the date the shares provided to a participant under a stock award are no longer subject to a substantial risk of forfeiture, the participant will recognize taxable ordinary income equal to the fair market value of the stock. The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of the grant of a stock award.

The participant will recognize taxable ordinary income when he or she is in receipt or constructive receipt of a cash award. The Company will be entitled to a deduction at the same time and in the same amount as the participant is in receipt of income in consequence of the grant of a cash award.

Section 162(m) of the Code

The Company's and its subsidiaries' right to claim a tax deduction with respect to compensation provided under the Incentive Plan to covered executives may be subject to the limitations of Section 162(m) of the Code. Section 162(m) provides that no deduction shall be allowed for applicable employee remuneration with respect to any covered executive in excess of $1,000,000 for a taxable year. However, qualified performance-based compensation is not subject to this $1,000,000 limitation. "Covered executives" are the Company's chief executive officer and the four other employees whose compensation is required to be reported to its stockholders under the Securities Exchange Act of 1934.

Options and SARs granted under the Incentive Plan will be qualified performance-based compensation if:

- the exercise price is no less than fair market value on the date of the grant;
- such plan is approved by the stockholders of the Company (the Plan was approved in 2005); and
- the members of the Committee are all "outside directors" as defined under Section 162(m) of the Code and the regulations promulgated thereunder.

Stock and cash awards under the Incentive Plan may be designed by the Committee to be qualified performance-based compensation. The Committee must specify objective performance goals to be attained over a performance period as a condition to the award. For such awards under the Plan, such measures of performance are the Company's:

- net earnings;
- earnings per share on a diluted basis;
- net sales;
- net sales for any channel of distribution,
- return on average assets;
- selling, general and administrative expenses,
- earnings from operations;
- earnings before income taxes; and/or
- net cash provided by operating activities.

The Committee retains the right to make post-award adjustments to reflect certain extraordinary events.

It is the current intention of the Board that the Committee shall at all times be composed of persons qualifying as "outside directors" and that the Committee shall consider the effect of Section 162(m) in designing and making awards under the Incentive Plan to covered executives. However, under the Incentive Plan, the Committee has the discretion to make awards that will not be so qualified and may find it in the best interest of the Company to do so from time to time.

The Incentive Plan is not the exclusive means available to the Company to provide incentive compensation to employees of the Company and its subsidiaries.

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Statement for the 2010 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2010 Annual Meeting, we must receive it no later than December 10, 2009. Proposals should be sent to the Company at 600 Madison Avenue, New York, New York, 10022, addressed to the attention of Patrick B. Dorsey, Corporate Secretary (Legal Department).

Other Proposals

Our By-laws set forth certain procedures for stockholders of record who wish to nominate directors or propose other business to be considered at an annual meeting. In addition, we will have discretionary voting authority with respect to any such proposals to be considered at the 2010 Annual Meeting unless the proposal is submitted to us no earlier than January 21, 2010 and no later than February 20, 2010 and the stockholder otherwise satisfies the requirement of SEC Rule 14a-4.

Householding

The SEC allows us to deliver a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method, referred to as "householding," can result in significant cost savings for us. In order to take advantage of this opportunity, the Company and banks and brokerage firms that hold your shares have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Annual Report Administrator, Tiffany & Co., 600 Madison Avenue, 8th Floor, New York, New York 10022 or by calling 212-230-5302. You may also obtain a copy of the proxy statement and annual report from the Company's website http://investor.tiffany.com/financials.cfm . Stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner. If you are the beneficial owner, but not the record holder, of the Company's shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS



Patrick B. Dorsey
Secretary

New York, New York
April 9, 2009

Tiffany & Co.
(a Delaware corporation)

Corporate Governance Principles

(as adopted by the full Board of Directors on January 15, 2004
and amended and restated March 15, 2007)

1. *Director Qualification Standards; Size of the Board; Audit Committee Service.*

a. A majority of the directors shall meet the independence requirements set forth in Section 303A.01 and .02 of the New York Stock Exchange Corporate Governance Rules. A director shall not be deemed to have met such independence requirements unless the Board has affirmatively determined that it be so. In making its determination of independence, the Board shall broadly consider all relevant facts and circumstances and assess the materiality of each director's relationship(s) with the Corporation and/or its subsidiaries. If a director is determined by the Board to be independent, all relationships, if any, that such director has with the Corporation and/or its subsidiaries which were determined by the Board to be immaterial to independence shall be disclosed in the Corporation's annual proxy statement.

b. A director shall be younger than age 72 when elected or appointed and a director shall not be recommended for re-election by the stockholders if such director will be age 72 or older on the date of the annual meeting or other election in question, provided that the Board of Directors may, by specific resolution, waive the provisions of this sentence with respect to an individual director whose continued service is deemed uniquely important to the Corporation.

c. A director need not be a stockholder to qualify as a director, but shall be encouraged to become a stockholder by virtue of the Corporation's policies and plans with respect to stock options and stock ownership for directors and otherwise.

d. Consistent with 1.a. above, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become directors, and for recommending to the Board director nominees for the next annual meeting of the stockholders.

e. From time to time, the Nominating/Corporate Governance Committee will recommend to the Board the number of directors constituting the entire Board. Based upon that recommendation, the current nature of the Corporation's business, and the talents and business experience of the existing roster of directors, the Board believes that nine directors is an appropriate number at this time.

f. The Board shall be responsible for determining the qualification of an individual to serve on the Audit Committee as a designated "audit committee financial expert," as required by applicable rules of the SEC under Section 407 of the Sarbanes-Oxley Act. In addition, to serve on the Audit Committee, a director must meet the standards for independence set forth in Section 301 of the Sarbanes-Oxley Act. To those ends, the Nominating/Corporate Governance Committee will coordinate with the Board in screening any new candidate for audit committee financial expert or who will serve on the Audit Committee and in evaluating whether to re-nominate any existing director who may serve in the capacity of audit committee financial expert or who may serve on the Audit Committee. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then, in the case of each such Audit Committee member, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation's Audit Committee and disclose such determination in the Corporation's annual proxy statement.

g. Any director who changes his or her employer or otherwise has a significant change in job responsibilities, or who accepts or intends to accept a directorship with another public company (or with any other organization that would require a significant time commitment) that he or she did not hold when such director was most recently elected to the Board, shall (1) advise the secretary of the Corporation of such change or directorship and (2) submit to the Nominating/Corporate Governance Committee, in care of the secretary, a signed letter, addressed to such Committee, resigning as a director of the Corporation effective upon acceptance of such resignation by such Committee but void *ab initio* if not accepted by such Committee within ten (10) days of receipt by the secretary. The secretary of the Corporation shall promptly advise the members of the Nominating/Corporate Governance Committee of such advice and receipt of such letter. The Nominating/Corporate Governance Committee shall promptly meet and consider, in light of the circumstances, the continued appropriateness of such director's membership on the Board and each committee of the Board on which such director participates. In some instances, taking into account all relevant factors and circumstances, it may be appropriate for the Nominating/Corporate Governance Committee to accept such resignation, to recommend to the Board that the director cease participation on one or more committees, or to recommend to the Board that such director not be re-nominated to the Board.

h. Subject to 1.b. above, directors of the Corporation are not subject to term limits. However, the Nominating/Corporate Governance Committee will consider each director's continued service on the Board each year and recommend whether each director should be re-nominated to the Board. Each director will be given an opportunity to confirm his or her desire to continue as a member of the Board.

i. The Corporation has amended its By-Laws to provide for majority voting in the election of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Nominating/Corporate Governance Committee (or comparable committee of the Board) shall establish procedures for any director who is not elected to tender his or her resignation. The Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the election results. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Nominating/Corporate Governance Committee shall be entitled to consider all factors believed relevant by such Committee's members. Unless applicable to all directors, the director(s) whose resignation is under consideration is expected to recuse himself or herself from the Board vote. Thereafter, the Board will promptly disclose its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission. If the Board accepts a director's resignation pursuant to this process, the Nominating/Corporate Governance Committee shall recommend to the Board whether to fill such vacancy or reduce the size of the Board. If, for any reason, the Board of Directors is not elected at an annual meeting, they may be elected thereafter at a special meeting of the stockholders called for that purpose in the manner provided in the By-laws.

j. Including service on the Board of Directors of the Corporation, no director shall serve on the board of directors (or any similar governing body) of more than six public companies.

2. *Attendance and Participation at Board and Committee Meetings.*

a. Directors shall be expected to attend six regularly scheduled board meetings in person, if practicable, or by telephone, if attendance in person is impractical. Directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled board meetings will be practicable.

b. For committees on which they serve, directors shall be expected to attend regularly scheduled meetings in person, if practicable, or by telephone, if attendance in person is impractical or if telephone participation is the expected means of participation. For committees on which they serve, directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled committee meetings will be practicable.

c. Directors shall attempt to make time to attend, in person or by telephone, specially scheduled meetings of the Board or those committees on which they serve.

d. Directors shall, if practicable, review in advance all meeting materials provided by management, the other directors or consultants to the Board.

e. Directors shall familiarize themselves with the policies and procedures of the Board with respect to business conduct, ethics, confidential information and trading in the Corporation's securities.

f. Nothing stated herein shall be deemed to limit the duties of directors under applicable law.

3. *Director Access to Management and Independent Advisors.*

a. Executive officers of the Corporation and its subsidiaries shall make themselves available, and shall arrange for the availability of other members of management, employees and consultants, so that each director shall have full and complete access with respect to the business, finances and accounting of the Corporation and its subsidiaries.

b. The chief financial officer and the chief legal officer of the Corporation will regularly attend Board meetings (other than those portions of Board meetings that are reserved for independent or non-management directors or those portions in which the independent or non-management directors meet privately with the chief executive officer) and the Board encourages the chief executive officer to invite other executive officers and non-executive officers to Board meetings from time to time in order to provide additional insight into items being discussed and so that the Board may meet and evaluate persons with potential for advancement.

c. If the charter of any Board committee on which a director serves provides for access to independent advisors, any executive officer of the Corporation is authorized to arrange for the payment of the reasonable fees of such advisors at the request of such a committee acting by resolution or unanimous written consent.

4. *Director Compensation.*

a. Directors shall be compensated in a manner and at a level sufficient to encourage exceptionally well-qualified candidates to accept service upon the Board and to retain existing directors. The Board believes that a meaningful portion of a director's compensation should be provided in, or otherwise based upon appreciation in the market value of, the Corporation's Common Stock.

b. To help determine the form and amount of director compensation, the staff of the Corporation shall, if requested by the Board, provide the Board with data drawn from public company filings with respect to the fees and emoluments paid to outside directors by comparable public companies.

c. Contributions to charities with which an independent or non-management director is affiliated will not be used as compensation to such a director and management will use special efforts to avoid any appearance of impropriety in connection with such contributions, if any.

d. Management will advise the Board should the Corporation or any subsidiary wish to enter into any direct financial arrangement with any director for consulting or advisory services, or into any arrangement with any entity affiliated with such director by which the director may be indirectly benefited, and no such arrangement shall be consummated without specific authorization from the Board.

5. *Director Orientation and Continuing Education.*

a. Each executive officer of the Corporation shall meet with each new director and provide an orientation into the business, finance and accounting of the Corporation.

b. Each director shall be reimbursed for reasonable expenses incurred in pursuing continuing education with respect to his/her role and responsibilities to the stockholders and under law as a director.

6. *Management Succession.*

a. The Board, assisted by the Corporate Nominating/Corporate Governance Committee and the Compensation Committee, shall select, evaluate the performance of, retain or replace the chief executive officer. Such actions will be taken with (i) a view to the effectiveness and execution of strategies propounded by and decisions taken by the chief executive officer with respect the Corporation's long-term strategic plan and long-term financial returns and (ii) applicable legal and ethical considerations.

b. In furtherance of the foregoing responsibilities, and in contemplation of the retirement, or an exigency that requires the replacement, of the chief executive officer, the Board shall, in conjunction with the chief executive officer, oversee the selection and evaluate the performance of the other executive officers.

7. *Annual Performance Evaluation of the Board.*

a. The Nominating/Corporate Governance Committee is responsible to assist the Board in the Board's oversight of the Board's own performance in the area of corporate governance.

b. Annually, each director will participate in an assessment of the Board's performance in the area of corporate governance. The results of such self-assessment will be provided to each director.

8. *Matters for Board Review, Evaluation and/or Approval.*

a. The Board is responsible under the law of the State of Delaware to review and approve significant actions by the Corporation including major transactions (such as acquisitions and financings), declaration of dividends, issuance of securities and appointment of officers of the Corporation.

b. The Board is responsible, either through its committees, or as guided by its committees, for those matters which are set forth in the respective charters of the Audit, Nominating/Corporate Governance and Compensation Committees or as otherwise set forth in the corporate governance rules of the New York Stock Exchange.

c. The following matters, among others, will be the subject of Board deliberation:

i. annually, the Board will review and if acceptable approve the Corporation's operating plan for the fiscal year, as developed and recommended by management;

ii. at each regularly scheduled meeting of the Board, the directors will review actual performance against the operating plan;

iii. annually, the Board will review and if acceptable approve the Corporation's five-year strategic plan, as developed and recommended by management;

iv. from time to time, the Board will review topics of relevance to the approved or evolving strategic plan, including such topics identified by the Board and those identified by management;

v. annually, the charters of the Audit, Nominating/Corporate Governance and Compensation Committees will be reviewed and, if necessary, modified, by the Board;

vi. annually, the delegation of authority to officers and employees for day-to-day operating matters of the Corporation and its subsidiaries will be reviewed and if acceptable approved by the Board;

vii. annually, the Corporation's investor relations program will be reviewed by the Board;

viii. annually, the schedule of insurance coverage for the Corporation and its subsidiaries will be reviewed by the Board;

ix. annually, the status of various litigation matters in which the Corporation and its subsidiaries are involved will be presented to and discussed with the Board;

x. annually, the Corporation's policy with respect to the payment of dividends will be reviewed and if acceptable approved by the Board;

xi. annually, the Corporation's program for use of foreign currency hedges and forward contracts will be reviewed and if acceptable approved by the Board; and

xii. from time to time, the Corporation's use of any stock re-purchase program approved by the Board will be reviewed by the Board.

9. *Management's Responsibilities.*

Management is responsible to operate the Corporation with the objective of achieving the Corporation's operating and strategic plans and building value for stockholders on a long-term basis. In executing those responsibilities management is expected to act in accordance with the policies and standards established by the Board (including these principles), as well as in accordance with applicable law and for the purpose of maintaining the value of the trademarks and business reputation of the Corporation's subsidiaries. Specifically, the chief executive officer and the other executive officers are responsible for:

a. producing, under the oversight of the Board and the Audit Committee, financial statements for the Corporation and its consolidated subsidiaries that fairly present the financial condition, results of operation, cash flows and related risks in accordance with generally accepted accounting principles, for making timely and complete disclosure to investors, and for keeping the Board and the appropriate committees of the Board informed on a timely basis as to all matters of significance;

b. developing and presenting the strategic plan, proposing amendments to the plan as conditions and opportunities dictate and for implementing the plan as approved by the Board;

c. developing and presenting the annual operating plans and budgets and for implementing those plans and budgets as approved by the Board;

d. creating an organizational structure appropriate to the achievement of the strategic and operating plans and recruiting, selecting and developing the necessary managerial talent;

e. creating a working environment conducive to integrity, business ethics and compliance with applicable legal and Corporate policy requirements;

f. developing, implementing and monitoring an effective system of internal controls and procedures to provide reasonable assurance that: the Corporation's transactions are properly authorized; the Corporation's assets are safeguarded against unauthorized or improper use; and the Corporation's transactions are properly recorded and reported. Such internal controls and procedures also shall be designed to permit preparation of financial statements for the Corporation and its consolidated subsidiaries in conformity with generally accepted accounting principles and any other legally required criteria applicable to such statements; and

g. establishing, maintaining and evaluating the Corporation's disclosure controls and procedures. The term "disclosure controls and procedures" means controls and other procedures of the Corporation that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Corporation in the reports it files under the Act is accumulated and communicated to the Corporation's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. To assist in carrying out this responsibility, management has established a Disclosure Control Committee, whose membership is responsible to the Audit Committee, to the chief executive officer and to the chief financial officer, and includes the following officers or employees of the Corporation: the president, the chief legal officer, the head of finance, the chief information officer, the controller, the head of internal audit & financial controls, the investor relations officer and the treasurer.

10. *Meeting Procedures.*

a. The Board shall determine whether the offices of chairman of the board and chief executive officer shall be held by one person or by separate persons, and whether the person holding the office of chairman of the board shall be "independent" or not. An "independent" director meets the requirements for "independence" as referenced in item 1.a above. "Non-management" directors include those who are independent and those who, while not independent, are not currently employees of the Corporation or one of its subsidiaries.

b. The chairman of the board will establish the agenda for each Board meeting but the chairman of the board will include in such agenda any item submitted by the presiding independent director (see item 11.c below). Each Board member is free to suggest the inclusion of items on the agenda for any meeting and the chairman of the board will consider them for inclusion.

c. Management shall be responsible to distribute information and data necessary to the Board's understanding of all matters to be considered and acted upon by the Board; such materials shall be distributed in writing to the Board sufficiently in advance so as to provide reasonably sufficient time for review and evaluation. To that end, management has provided each director with access to a secure website where confidential and sensitive materials may be viewed. In circumstances where practical considerations do not permit advance circulation of written materials, reasonable steps shall be taken to allow more time for discussion and consideration, such as extending the duration of a meeting or circulating unanimous written consent forms, which may be considered and returned at a later time.

d. The chairman of the board shall preside over meetings of the Board.

e. If the chairman of the board is not independent, the independent directors may select from among themselves a "presiding independent director"; failing such selection, the chairman of the Nominating/Corporate Governance Committee shall be the presiding independent director. The presiding independent director shall be identified as such in the Corporation's annual proxy statement to facilitate communications by stockholders and employees with the non-management directors.

f. The non-management directors shall meet separately from the other directors in regularly scheduled executive session, without the presence of management directors and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

g. At least once per year the independent directors shall meet separately from the other directors in a scheduled executive session, without the presence of management directors, non-management directors who are not independent and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

11. *Committees.*

a. The Board shall have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee which shall have the respective responsibilities described in the charters of each committee. The membership of each such committee shall consist only of independent directors.

b. The Board may, from time to time, appoint one or more additional committees, such as a Dividend Committee.

c. The chairman of each Board committee, in consultation with the appropriate members of management and staff, will develop the committee's agenda. Management will assure that, as a general rule, information and data necessary to the committee's understanding of the matters within the committee's authority and the matters to be considered and acted upon by a committee are distributed to each member of such committee sufficiently in advance of each such meeting or action taken by written consent to provide a reasonable time for review and evaluation.

d. At each regularly scheduled Board meeting, the chairman of each committee or his or her delegate shall report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding regularly scheduled Board meeting.

e. The secretary of the Corporation, or any assistant secretary of the Corporation, shall be available to act as secretary of any committee and shall, if invited, attend meetings of the committee and prepare minutes of the meeting for approval and adoption by the committee.

12. *Reliance.*

Any director of the Corporation shall, in the performance of such person's duties as a member of the Board or any committee of the Board, be fully protected in relying in good faith upon the records of the Corporation or upon such information, opinions, reports or statements presented by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence.

13. *Reference to Corporation's Subsidiaries.*

Where the context so requires, reference herein to the Corporation includes reference to the Corporation and/or any direct or indirect subsidiary of the Corporation whose financial results are consolidated with those of the Corporation for financial reporting purposes and reference to a subsidiary of the Corporation shall be reference to such a subsidiary.

TIFFANY & CO.
2005 EMPLOYEE INCENTIVE PLAN
(As Amended May 18, 2006)

Section 1
General

1.1 *Purpose.* The 2005 Tiffany & Co. Employee Incentive Plan (the "Plan") has been established by Tiffany & Co., a Delaware corporation, (the "Company") to (i) attract and retain employees; (ii) motivate Participants to achieve the Company's operating and strategic goals by means of appropriate incentives; (iii) provide incentive compensation opportunities that are competitive with those of other companies competing with the Company and its Related Companies for employees; and (iv) further link Participants' interests with those of the Company's other stockholders through compensation that is based on the Company's Common Stock, thereby promoting the long-term financial interests of the Company and its Related Companies, including the growth in value of the Company's stockholders' equity and the enhancement of long-term returns to the Company's stockholders.

1.2 *Participation.* Subject to the terms and conditions of the Plan, the Committee shall, from time to time, determine and designate from among Eligible Individuals those persons who will be granted one or more Awards under the Plan. Eligible Individuals who are granted Awards become "Participants" in the Plan. In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Awards need not be identical but shall be subject to the terms and conditions specified in the Plan. Subject to the last two sentences of subsection 2.2 of the Plan, Awards may be granted as alternatives to or in replacement for awards outstanding under the Plan, or any other plan or arrangement of the Company or a Related Company (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Related Company).

1.3 *Operation, Administration, and Definitions.* The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 4 (relating to operation and administration). Initially capitalized terms used in the Plan shall be defined as set forth in the Plan (including in the definitional provisions of Section 7 of the Plan).

1.4 *Amendment to Prior Plan.* If this Plan becomes effective on approval by the Company's stockholders, as provided for in Section 4.1 below, the Company's 1998 Employee Incentive Plan (the "1998 Plan") shall be deemed amended so that no further Awards shall be made under the 1998 Plan on or after the Effective Date of this Plan, although the 1998 Plan shall remain in effect with respect to Awards made under the 1998 Plan prior to the Effective Date of this Plan.

Section 2
Options and SARs

2.1 *Definitions.*

(a) The grant of an "Option" entitles the Participant to purchase Shares at an Exercise Price established by the Committee. Options granted under this Section 2 may be either Incentive Stock Options or Non-Qualified Stock Options, as determined in the discretion of the Committee. An "Incentive Stock Option" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in section 422(b) of the Code. A "Non-Qualified Option" is an Option that is not intended to be an "incentive stock option" as that term is described in section 422(b) of the Code.

(b) The grant of a stock appreciation right (an "SAR") entitles the Participant to receive, in cash or Shares, value equal to all or a portion of the excess of: (a) Fair Market Value of a specified number of Shares at the time of exercise, over (b) an Exercise Price established by the Committee.

2.2 *Exercise Price.* The per-Share "Exercise Price" of each Option and SAR granted under this Section 2 shall be established by the Committee or shall be determined by a formula established by the Committee at the time the Option or SAR is granted; except that the Exercise Price shall not be less than 100% of the Fair Market Value of a Share as of the Pricing Date. For purposes of the preceding sentence, the "Pricing Date" shall be the date on which the Option or SAR is granted unless the Option or SAR is granted on a date on which the principal exchange on which the Shares are then listed or admitted to trading is closed for trading, in which case the "Pricing Date" shall be the most recent date on which such exchange was open for trading prior to such grant date; except that the Committee may provide that: (i) the Pricing Date is the date on which the recipient is hired or promoted (or similar event), if the grant of the Option or SAR occurs not more than 90 days after the date of such hiring, promotion or other event; and (ii) if an Option or SAR is granted in tandem with, or in substitution for, an outstanding Award, the Pricing Date is the date of grant of such outstanding Award. Except as provided in subsection 4.2(c), the Exercise Price of any Option or SAR may not be decreased after the grant of the Award. Neither an Option nor an SAR may be surrendered as consideration in exchange for a new Award with a lower Exercise Price.

2.3 *Exercise.* Options and SARs shall be exercisable in accordance with such terms and conditions and during such periods as may be established by the Committee provided that no Option or SAR shall be exercisable after, and each Option and SAR shall become void no later than, the tenth (10th) anniversary date of the date of grant of such Option or SAR.

2.4 *Payment of Option Exercise Price.* The payment of the Exercise Price of an Option granted under this Section 2 shall be subject to the following:

(a) The Exercise Price may be paid by ordinary check or such other form of tender as the Committee may specify.

(b) If permitted by the Committee, the Exercise Price for Shares purchased upon the exercise of an Option may be paid in part or in full by tendering Shares (by either actual delivery of Shares or by attestation, with such Shares valued at Fair Market Value as of the date of exercise).

(c) The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell Shares acquired upon exercise of the Option (or a sufficient portion of such Shares) and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

Section 3
Other Stock Awards

3.1 *Definition.* A "Stock Award" is a grant of Shares or of a right to receive Shares (or their cash equivalent or a combination of both).

3.2 *Restrictions on Stock Awards.* Each Stock Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine. These may include continuous service and/or the achievement of Performance Goals.

Section 4
Operation and Administration

4.1 *Effective Date and Duration.* Subject to approval of the stockholders of the Company at the Company's 2005 annual meeting, the Plan shall be effective as of May 1, 2005 (the "Effective Date") and shall remain in effect as long as any Awards under the Plan are outstanding; provided, however, that, no Award may be granted or otherwise made under the Plan after April 30, 2015.

4.2 *Shares Subject to Plan.*

(a) (i) Subject to the following provisions of this subsection 4.2, the maximum number of Shares that may be delivered to Participants and their beneficiaries under the Plan shall be Eleven Million (11,000,000) Shares, provided that such maximum shall be reduced by one and 58 hundredths (1.58) of a Share for each Share that is delivered pursuant to a Stock Award.

(ii) Any Shares granted under the Plan that are forfeited or fail to vest because of the failure to meet an Award contingency or condition shall again be available for delivery pursuant to new Awards granted under the Plan. To the extent any Shares covered by an Award are not delivered to a Participant or a Participant's beneficiary because the Award is forfeited, fails to vest or is canceled, or the Shares are not delivered because the Award is settled in cash, such Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

(iii) If the Exercise Price and/or tax withholding obligation for any Option or any SAR to be settled in Shares granted under the Plan is satisfied by tendering Shares to the Company (by either actual delivery or attestation), the number of Shares issued on such exercise without offset for the number of Shares so tendered shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan; if the Exercise Price and/or any tax withholding obligation for any Option or SAR granted under the Plan is satisfied by the Company withholding Shares, the full number of Shares for which such Option or SAR was exercised, without reduction for the number of Shares withheld, shall be deemed delivered for purposes of determining the maximum number of Shares available for delivery under the Plan.

(iv) Shares delivered under the Plan in settlement, assumption or substitution of outstanding awards (or obligations to grant future awards) under the plans or arrangements of another entity shall not reduce the maximum number of Shares available for delivery under the Plan, to the extent that such settlement, assumption or substitution occurs as a result of the Company or a Related Company acquiring another entity (or an interest in another entity).

(b) Subject to adjustment under paragraph 4.2(c), the following additional maximum limitations are imposed under the Plan: (i) the aggregate maximum number of Shares that may be issued under Options intended to be Incentive Stock Options shall be One Million (1,000,000) shares; and (ii), unless the Committee determines that an Award to a Named Executive Officer shall not be designed to comply with the Performance Based Exception, the following limitations shall apply: (A) in any fiscal year of the Company, the aggregate number of shares that may be granted to any Participant pursuant to any and all Awards (including Options, SARS and Stock Awards) shall not exceed Four Hundred Thousand (400,000); and (B) in any fiscal year of the Company, the maximum aggregate cash payout with respect to Other Incentive Awards granted in any fiscal year of the Company pursuant to Section 8 of the Plan which may be made to any Named Executive Officer shall be Two Million Dollars ($2,000,000).

(c) If the outstanding Shares are increased or decreased, or are changed into or exchanged for cash, property or a different number or kind of shares or securities, or if cash, property, Shares or other securities are distributed in respect of such outstanding Shares, in either case as a result of one or more mergers, reorganizations, reclassifications, recapitalizations, stock splits, reverse stock splits, stock dividends, dividends (other than regular, quarterly dividends), or other distributions, spin-offs or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of the transaction shall provide otherwise, appropriate adjustments shall be made in the number and/or type of Shares or securities for which Awards may thereafter be granted under the Plan and for which Awards then outstanding under the Plan may thereafter be exercised. Any such adjustments in outstanding Awards shall be made without changing the aggregate Exercise Price applicable to the unexercised portions of outstanding Options or SARs. The Committee shall make such adjustments to preserve the benefits or potential benefits of the Plan and the Awards; such adjustments may include, but shall not be limited to, adjustment of: (i) the number and kind of shares which may be delivered under the Plan; (ii) the number and kind of shares subject to outstanding Awards; (iii) the Exercise Price of outstanding Options and SARs; (iv) the limits specified in subsections 4.2(a)(i) and 4.2(b) above; and (v) any other adjustments that the Committee determines to be equitable. No right to purchase or receive fractional shares shall result from any adjustment in Options, SARs or Stock Awards pursuant to this paragraph 4.2(c). In case of any such adjustment, Shares subject to the Option, SAR or Stock Award shall be rounded up to the nearest whole Share.

PROXY STATEMENT

4.3 *Limit on Distribution*. Distribution of Shares or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to deliver any Shares under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933) and the applicable requirements of any securities exchange or similar entity, and the Committee may impose such restrictions on any Shares acquired pursuant to the Plan as the Committee may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any Stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares. In the event that the Committee determines in its discretion that the registration, listing or qualification of the Shares issuable under the Plan on any securities exchange or under any applicable law or governmental regulation is necessary as a condition to the issuance of such Shares under an Option or Stock Award, such Option or Stock Award shall not be exercisable or exercised in whole or in part unless such registration, listing and qualification, and any necessary consents or approvals have been unconditionally obtained.

(b) Distribution of Shares under the Plan may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rule of any stock exchange.

4.4 *Tax Withholding*. Before distribution of Shares under the Plan, the Company may require the recipient to remit to the Company an amount sufficient to satisfy any federal, state or local tax withholding requirements or, in the discretion of the Committee, the Company may withhold from the Shares to be delivered and/or otherwise issued Shares sufficient to satisfy all or a portion of such tax withholding requirements. Whenever under the Plan payments are to be made in cash, such payments may be net of an amount sufficient to satisfy any federal, state or local tax withholding requirements. Neither the Company nor any Related Company shall be liable to a Participant or any other person as to any tax consequence expected, but not realized, by any Participant or other person due to the receipt or exercise of any Award hereunder.

4.5 *Reserved Rights*. Subject to the limitations of subsection 4.2 on the number of Shares that may be delivered under the Plan, the Plan does not limit the right of the Company to use available Shares, including authorized but un-issued shares and treasury shares, as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Related Company, including the plans and arrangements of the Company or a Related Company acquiring another entity (or an interest in another entity).

4.6 *Dividends and Dividend Equivalents*. An Award may provide the Participant with the right to receive dividends or dividend equivalent payments with respect to Shares which may be either paid currently or credited to an account for the Participant, and which may be settled in cash or Shares as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including reinvestment of such credited amounts in Share equivalents.

4.7 *Settlements; Deferred Delivery*. Awards may be settled through cash payments, the delivery of Shares, the granting of replacement Awards, or combinations thereof, all subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may establish provisions for the deferred delivery of Shares upon the exercise of an Option or SAR or receipt of a Stock Award with the deferral evidenced by use of "Stock Units" equal in number to the number of Shares whose delivery is so deferred. A "Stock Unit" is a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share. Stock Units represent an unfunded and unsecured obligation of the Company except as otherwise provided by the Committee. Settlement of Stock Units upon expiration of the deferral period shall be made in Shares or otherwise as determined by the Committee. The amount of Shares, or other settlement medium, to be so distributed may be increased by an interest factor or by dividend equivalents. Until a Stock Unit is settled, the number of Shares represented by a Stock Unit shall be subject to adjustment pursuant to paragraph 4.2(c). Unless otherwise specified by the Committee, any deferred delivery of Shares pursuant to an Award shall be settled by the delivery of Shares no later than the 60th day following the date the person to whom such deferred delivery must be made ceases to be an employee of the Company or a Related Company.

4.8 *Transferability.* Unless otherwise provided by the Committee, any Option and SAR granted under the Plan, and, until vested, any Stock Award or other Shares-based Award granted under the Plan, shall by its terms be nontransferable by the Participant otherwise than by will, the laws of descent and distribution or pursuant to a "domestic relations order", as defined in the Code or Title I of the Employee Retirement Income Security Act or the rules thereunder, and shall be exercisable by, or become vested in, during the Participant's lifetime, only by the Participant.

4.9 *Form and Time of Elections.* Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the secretary of the Company at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

4.10 *Award Agreements with Company; Vesting and Acceleration of Vesting of Awards.* At the time of an Award to a participant under the Plan, the Committee may require a Participant to enter into an agreement with the Company (an "Award Agreement") in a form specified by the Committee, agreeing to the terms and conditions of the Plan and to such additional terms and conditions, not inconsistent with the Plan, as the Committee may, in its sole discretion, prescribe, including, but not limited to, conditions to the vesting or exercisability of an Award, such as continued service to the Company or a Related Company for a specified period of time. The Committee may waive such conditions to and/or accelerate exercisability or vesting of an Option, SAR or Stock Award, either automatically upon the occurrence of specified events (including in connection with a change of control of the Company) or otherwise in its discretion.

4.11 *Limitation of Implied Rights.*

(a) Neither a Participant nor any other person shall, by reason of the Plan or any Award Agreement, acquire any right in or title to any assets, funds or property of the Company or any Related Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Related Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Shares or amounts, if any, payable under the Plan, unsecured by the assets of the Company or of any Related Company. Nothing contained in the Plan or any Award Agreement shall constitute a guarantee that the assets of such companies shall be sufficient to pay any benefits to any person.

(b) Neither the Plan nor any Award Agreement shall constitute a contract of employment, and selection as a Participant will not give any employee the right to be retained in the employ of the Company or any Related Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan or an Award. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

4.12 *Evidence.* Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which an officer of the Company acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

4.13 *Action by Company or Related Company.* Any action required or permitted to be taken by the Company or any Related Company shall be by resolution of its board of directors, or by action of one or more members of such board (including a committee of such board) who are duly authorized to act for such board, or (except to the extent prohibited by applicable law or applicable rules of any Stock exchange) by a duly authorized officer of the Company or such Related Company.

4.14 *Gender and Number.* Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.15 *Liability for Cash Payments.* Each Related Company shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Related Company by such Participant. Any disputes relating to liability of a Related Company for cash payments shall be resolved by the Committee.

4.16 *Non-exclusivity of the Plan.* Neither the adoption of the Plan by the Board of Directors of the Company nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of such Board of Directors or a committee of such Board to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock, stock options or cash bonuses otherwise than under the Plan, and such arrangements may be generally applicable or applicable only in specific cases.

Section 5
Committee

5.1 *Administration.* The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 5.

5.2 *Selection of Committee.* The Committee shall be selected by the Board and shall consist of two or more members of the Board, each of whom shall qualify as "outside directors" for purposes of Section 162(m) of the Code and as "independent" for purposes of The New York Stock Exchange Listing standards.

5.3 *Powers of Committee.* The authority to manage and control the operation and administration of the Plan shall be vested in the Committee, subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from amongst Eligible Individuals those persons who shall receive Awards, to determine who is an Eligible Individual, to determine the time or time of receipt, to determine the types of Awards and the number of Shares covered by the Awards, to establish the terms, conditions, Performance Goals, restrictions, and other provisions of such Awards and Award Agreements, and (subject to the restrictions imposed by Section 6) to cancel, amend or suspend Awards. In making such Award determinations, the Committee may take into account the nature of services rendered by the Eligible Individual, the Eligible Individual's present and potential contribution to the Company's or a Related Company's success and such other factors as the Committee deems relevant.

(b) Subject to the provisions of the Plan, the Committee will have the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements of the Performance-Based Exception and to take such action, establish such procedures, and impose such restrictions at the time Awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

(c) The Committee will have the authority and discretion to establish terms and conditions of Awards as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside the United States.

(d) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreements, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(e) Any interpretation of the Plan by the Committee and any decision made by the Committee under the Plan are final and binding.

(f) In controlling and managing the operation and administration of the Plan, the Committee shall act by a majority of its then members, by meeting or by writing filed without a meeting. The Committee shall maintain adequate records concerning the Plan and concerning its proceedings and acts in such form and detail as the Committee may decide.

5.4 *Delegation by Committee.* Except to the extent prohibited by applicable law or the applicable rules of a Stock exchange, the Committee may allocate all or any portion of its powers and responsibilities to any one or more of its members and may delegate all or part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

5.5 *Information to be Furnished to Committee.* The Company and Related Companies shall furnish the Committee with such data and information as may be requested by the Committee in order to discharge its duties. The records of the Company and Related Companies as to an Eligible Individual's or a Participant's employment, consulting services, termination of employment or services, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect by the Committee. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers necessary or desirable to carry out the terms of the Plan.

Section 6
Amendment and Termination

6.1 *Board's Right to Amend or Terminate.* Subject to the limitations set forth in this Section 6, the Board may, at any time, amend or terminate the Plan.

6.2 *Amendments Requiring Stockholder Approval.* Other than as provided in subsection 4.2 (c) (relating to certain adjustments to shares), the approval of the Company's stockholders shall be required for any amendment which: (i) increases the maximum number of

Shares that may be delivered to Participants under the Plan set forth in subsection 4.2(a); (ii) increases the maximum limitation contained in Section 4.2(b); (iii) decreases the exercise price of any Option or SAR below the minimum provided in subsection 2.2; (iv) modifies or eliminates the provisions stated in the final two sentences of subsection 2.2; (v) increases the maximum term of any Option or SAR set forth in Section 2.3; (vi) provides any Performance Measure other than those listed in Section 9.1; or (vii) modifies or eliminates the provisions stated in subsection 1.4. Whenever the approval of the Company's stockholders is required pursuant to this subsection 6.2, such approval shall be sufficient if obtained by a majority vote of those stockholders present or represented and actually voting on the matter at a meeting of stockholders duly called, at which meeting a majority of the outstanding shares actually vote on such matter.

Section 7
Defined Terms

For the purposes of the Plan, the terms listed below shall be defined as follows:

Award. The term "Award" shall mean, individually and collectively, any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, SARs, Stock Awards and Other Incentive Awards.

Award Agreement. The term "Award Agreement" is defined in subsection 4.10.

Board. The term "Board" shall mean the Board of Directors of the Company.

Code. The term "Code" shall mean the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code or of any law that is enacted to replace the Code.

Eligible Individual. The term "Eligible Individual" shall mean any employee of the Company or a Related Company. For purposes of the Plan, the status of the Chairman of the Board of Directors as an employee shall be determined by the Committee.

Fair Market Value. For purposes of determining the "Fair Market Value" of a Share, the following rules shall apply:

(i) If the Shares are at the time listed or admitted to trading on any stock exchange, then the Fair Market Value shall be the mean between the lowest and the highest reported sales prices of the Shares on the date in question on the principal exchange on which the Shares are then listed or admitted to trading. If no reported sale of Shares takes place on the date in question on the principal exchange, then the reported closing asked price of the Shares on such date on the principal exchange shall be determinative of Fair Market Value.

(ii) If the Shares are not at the time listed or admitted to trading on a stock exchange, the Fair Market Value shall be the mean between the lowest reported bid price and the highest reported asked price of the Shares on the date in question in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the Committee and regularly reporting the market price of the Shares in such market.

(iii) If the Shares are not listed or admitted to trading on any Stock exchange or traded in the over-the-counter market, the Fair Market Value shall be as determined by the Committee, acting in good faith.

Named Executive Employee. The term "Named Executive Employee" means a Participant who, as of the date of vesting and/or payout of an Award, as applicable, is one of the group of covered employees, as defined in the regulations promulgated under Code section 162(m), or any successor statute.

Participant. The term "Participant" means an Eligible Individual who has been granted an Award under the Plan. For purposes of the administration of Awards, the term Participant shall also include a former employee or any person (including an estate) who is a beneficiary of a former employee and any person (including any estate) to whom an Award has been assigned or transferred as permitted by the Committee.

Other Incentive Award. The term "Other Incentive Award" means a cash award as described in Section 8 below.

Performance-Based Exception. The term "Performance-Based Exception" means the performance-based exception from the tax deductibility limitations of Code section 162(m).

Performance Goals. The term "Performance Goals" means one or more objective targets measured by the Performance Measure, the attainment of which may determine the degree of payout and/or vesting with respect to Awards.

Performance Period. The term "Performance Period" means the time period during which Performance Goals must be achieved with respect to an Award, as determined by the Committee, but which period shall not be shorter than one of the Company's fiscal years.

Performance Measure. The term "Performance Measure" refers to the performance measures discussed in Section 9 of the Plan.

PROXY STATEMENT

Related Companies. The term "Related Company" means

(i) any corporation, partnership, joint venture or other entity during any period in which such corporation, partnership, joint venture or other entity owns, directly or indirectly, at least fifty percent (50%) of the voting power of all classes of voting shares of the Company (or any corporation, partnership, joint venture or other entity which is a successor to the Company);

(ii) any corporation, partnership, joint venture or other entity during any period in which the Company (or any corporation, partnership, joint venture or other entity which is a successor to the Company or any entity that is a Related Company by reason of clause (i) next above) owns, directly or indirectly, at least a fifty percent (50%) voting or profits interest; or

(iii) any business venture in which the Company has a significant interest, as determined in the discretion of the Committee.

Shares. The term "Shares" shall mean shares of the Common Stock of the Company, $.01 par value, as presently constituted, subject to adjustment as provided in paragraph 4.2(c) above.

Section 8
Other Incentive Awards

8.1 *Grant of Other Incentive Awards.* Subject to the terms and provisions of the Plan, Other Incentive Awards may be granted to Eligible Individuals, in such amount, upon such terms, and at any time and from time to time as shall be determined by the Committee.

8.2 *Other Incentive Award Agreement.* Each Other Incentive Award shall be evidenced by an Award Agreement that shall specify the amount of the Other Incentive Award or the means by which it will be calculated, the terms and conditions applicable to such Award, the applicable Performance Period and Performance Goals, if any, and such other provisions as the Committee shall determine, in all cases subject to the terms and provisions of the Plan.

8.3 *Nontransferability.* Except as otherwise provided in the applicable Award Agreement, Other Incentive Awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or the laws of descent and distribution.

8.4 *Form and Timing of Payment of Other Incentive Awards.* Payment of Other Incentive Awards shall be made in cash and at such times as established by the Committee subject to the terms of the Plan.

Section 9
Performance-Based Measures

9.1 *Performance Measures.* The Performance Measures used to determine the attainment of Performance Goals with respect to Other Incentive Awards and Stock Awards to Named Executive Employees which are designed to qualify for the Performance-Based Exception shall be (A) a change in the Fair Market Value of a Share or (B) any one or more of the following, as reported in the Company's Annual Report to Stockholders which is included in the Company's Annual Report on Form 10-K or which may be mathematically derived from financial results reported in such Annual Report, including Annual Reports made for prior years:

(a) the Company's consolidated net earnings;

(b) the Company's consolidated earnings per share on a diluted basis;

(c) the Company's consolidated net sales;

(d) net sales for any channel of distribution (as defined in Management's Discussion and Analysis of Financial Condition and Results of Operations);

(e) the Company's consolidated return on average assets;

(f) the Company's consolidated selling, general and administrative expenses;

(g) the Company's consolidated earnings from operations;

(h) the Company's consolidated earnings before income taxes; and

(i) the Company's consolidated net cash provided by operating activities.

The Committee may appropriately adjust any evaluation of performance under a Performance Goal to exclude any of the following events that occurs during a Performance Period: (i) asset write-downs, (ii) litigation or claim judgment or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in said Annual Report for the applicable year.

9.2 *Discretion to Adjust Awards/Performance Goals*. The Committee retains the discretion to adjust the determination of the degree of attainment of the pre-established Performance Goals for Awards; provided, however, that Awards which are designed to qualify for the Performance-Based Exception, and which are held by Named Executive Officers, may not be subjected to an adjustment which would yield an increased payout, although the Committee may retain the discretion to make an adjustment which would yield a decreased payout. In the event that applicable tax and/or securities laws change to permit the Committee discretion to alter the governing Performance Measure for Awards designed to qualify for the Performance-Based Exception and held by Named Executive Officers without obtaining stockholder approval of such change, the Committee shall have sole discretion to make such change without obtaining stockholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards which will not qualify for the Performance-Based Exception, the Committee may make such grants without satisfying the requirements of Code Section 162(m).

Section 10
Successors

All obligations of the Company under the Plan with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5 and 6

ROSE MARIE BRAVO, CBE
Vice Chairman (Retired),
Burberry Limited
(1997) 2 and 3

DR. GARY E. COSTLEY
Co-founder and Managing Director,
C&G Capital and Management, LLC
(2007) 1, 2* and 3

LAWRENCE K. FISH
Chairman (Retired),
Citizens Financial Group, Inc.
(2008) 1, 4 and 5*

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 1, 2, 3 and 5

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2 and 3*

PETER W. MAY
President and Founding Partner,
Trian Partners
(2008) 2 and 4

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer (Retired),
Deloitte Touche Tohmatsu
(2003) 1* and 3

WILLIAM A. SHUTZER
Senior Managing Director,
Evercore Partners
(1984) 4*

(Indicates year joined Board)
Member of:
- (1) Audit Committee
- (2) Compensation Committee and Stock Option Subcommittee
- (3) Nominating/Corporate Governance Committee
- (4) Finance Committee
- (5) Corporate Social Responsibility Committee
- (6) Dividend Committee

* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President and
Chief Financial Officer

JON M. KING
Executive Vice President

VICTORIA BERGER-GROSS
Senior Vice President – Global Human Resources

PAMELA H. CLOUD
Senior Vice President – Merchandising

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

PATRICK F. McGUINESS
Senior Vice President – Finance

CAROLINE D. NAGGIAR
Senior Vice President –
Chief Marketing Officer

JOHN S. PETTERSON
Senior Vice President – Operations

STOCKHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Stockholders

Thursday, May 21, 2009, 9:00 a.m.
Four Seasons Hotel, 57 East 57th Street, New York, New York

Website and Information Line

Tiffany's financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at http://investor.tiffany.com. Certain information is also available on our Shareholder Information Line at 800-TIF-0110.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, by calling 212-230-5301 or by e-mail at mark.aaron@tiffany.com.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to: BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310-1900; 888-778-1307 or 201-329-8660 or www.bnymellon.com/shareowner/isd.

Direct Stock Purchases and Dividend Reinvestment

The Investor Services Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered stockholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact BNY Mellon Shareowner Services at 888-778-1307 or 201-329-8660 or www.bnymellon.com/shareowner/isd.

Store Locations

For a worldwide listing of TIFFANY & CO. stores and boutiques, please visit www.tiffany.com.

Catalogs

SELECTIONS® catalogs are automatically mailed to registered stockholders. To request a catalog, please call 800-526-0649.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Stock Price and Dividend Information

	2008	2007	2006	2005	2004
Stock price at end of fiscal year	$ 20.75	$ 39.79	$ 39.26	$ 37.70	$ 31.43

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2008			2007			2008	2007
Quarter	High	Low	Close	High	Low	Close		
First	$ 45.69	$ 35.03	$ 43.54	$ 50.00	$ 39.13	$ 47.69	$ 0.15	$ 0.10
Second	49.98	35.44	37.79	56.79	46.56	48.25	0.17	0.12
Third	45.80	21.68	27.45	57.34	39.53	54.18	0.17	0.15
Fourth	28.35	16.75	20.75	53.66	32.84	39.79	0.17	0.15

On March 23, 2009, the closing price of Tiffany & Co. Common Stock was $ 23.37 and there were 13,805 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and James N. Fernandez have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2009.

As required by the New York Stock Exchange ("NYSE"), on June 11, 2008, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks

THE NAMES TIFFANY, TIFFANY & CO., THE COLOR TIFFANY BLUE, THE TIFFANY BLUE BOX, LUCIDA, THE TIFFANY MARK, ATLAS, AND SELECTIONS ARE TRADEMARKS OF TIFFANY AND COMPANY AND ITS AFFILIATES. IRIDESSE IS A TRADEMARK OF IRIDESSE, INC. LITTLE SWITZERLAND IS A TRADEMARK OF LITTLE SWITZERLAND, INC. AND ITS AFFILIATES.

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FROM TOP LEFT: TIFFANY LEGACY™ DIAMOND EARRINGS. VICTORIA DIAMOND EARRINGS AND PENDANT. DRAGONFLY BROOCH WITH SAPPHIRES, DIAMONDS AND ENAMEL. FRANK GEHRY-FISH RINGS. TIFFANY CHARMS IN STERLING SILVER. JEAN SCHLUMBERGER PAILLONNÉ ENAMEL BRACELETS IN 18K GOLD. TIFFANY DIAMOND RING WITH A DOUBLE BEZEL SETTING.